ARS
P.E. 12/31/01

02024253

RECD S.E.C.
MAR 2 5 2002



PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

MetLife, Inc. Annual Report 2001

MetLife®

chairman s letter



To MetLife Shareholders:

The year 2001 was a true test of the qualities that define MetLife. Our core values, brought to life in what we do every day, were no more evident than in our response to the tragic events that shook our nation on September 11. Our purpose, to build financial freedom for everyone, resonated with meaning as we served our customers, communities and employees during this difficult time. And, our investment of $1 billion in a broad array of publicly traded stocks was a testament to the confidence we have in our country and our economy. As I reflect on the year and what we accomplished, I have never been more proud to be a part of MetLife. While financial results are clearly important, it s the impact we have on our customers lives that has been, and always will be, MetLife s legacy.

During the year, we continued to sharpen our strategic focus and review our operating platforms, shaping MetLife for heightened market leadership in the years ahead and increased shareholder value. At the same time, we are investing for growth, recognizing the importance of technology and scale as continued consolidation, convergence and competition characterize the financial services industry.

In an environment of volatile markets and an economic slowdown, we continued to deliver solid financial results for our shareholders. For the year 2001, net income was $473 million, or $0.62 per diluted share. Net income for 2001 includes a $159 million litigation charge associated with the anticipated resolution of certain class action lawsuits and a related regulatory inquiry pending against Metropolitan Life Insurance Company, $330 million of charges related to business realignment initiatives, establishment of a $74 million policyholder liability with respect to certain group annuity contracts at New England Financial, $208 million of losses associated with the September 11th tragedies and net realized investment losses of $433 million, all of which are net of income taxes.

For 2000, net income was $953 million, or $1.21 per share on a pro forma diluted basis. For 2000, net income included a one-time payout to transferred Canadian policyholders of $327 million associated with MetLife s demutualization, net realized investment losses of $236 million and demutualization expenses of $170 million, all of which were net of income taxes, as well as a net surplus tax benefit of $145 million.

Excluding the items discussed in the preceding paragraphs, the results for 2001 were $1.68 billion, up 9% from $1.54 billion for the prior year. On a per share diluted basis, the 2001 results were $2.19, up 12% from $1.96, on a pro forma basis, for the prior year.

Although some of the actions taken this year have been difficult, they were necessary steps in our transformation as we continue to streamline our organization to speed up decision-making, boost productivity and re-allocate capital for investment in growth opportunities. I am confident that we will deliver on our three-year plan to produce 15% growth in operating earnings per share annually through 2004, and increase our operating return on equity annually by 75 basis points through 2004.

> Building Shareholder Value

We have instilled a rigorous financial management discipline to support our business performance. Expense management remains one of our highest priorities. In the Individual segment, we ve continued to consolidate sales offices to enhance productivity. We have also moved aggressively to integrate our Customer Response Centers and develop common platforms in such areas as life administration, annuities administration and our broker-dealer operations. Consolidating shared services into "centers of excellence has enabled our company to better leverage resources and create efficiencies. Other initiatives include a company-wide effort to reduce costs, enhance quality and improve productivity.

We also made the decision last year to lease a significant amount of space at our headquarters to Credit Suisse First Boston. Given the value of New York City real estate, it was a business decision that will benefit our bottom line over the long term. In considering options for affected employees, we consulted a number of managers in each of our businesses. As a result, we leased three new workspaces in the New York City area—in Long Island City, New York; Jersey City, New Jersey and White Plains, New York. Our move to the Long Island City location has been applauded as a major commitment to the borough of Queens and its continued development.

Continuing to streamline management decision-making, we announced in the third quarter of last year the elimination of 10% of officer- and director-level positions. While difficult, these steps were necessary to position us for greater profitability and competitiveness in the years ahead.

> Information Technology

We continued to build our eBusiness platform in 2001 to heighten service quality and operational efficiency. MetLife s eBusiness applications continued to evolve as we rolled out: MyBenefits, the Institutional segment s employee portal; MetDental.com, a dental provider portal to help dentists manage administrative functions; MetLife eService, an Individual segment functionality that allows life and annuity clients to view their life insurance policies and annuity contract values and perform select self-service transactions electronically; and the MetLife Auto & Home Agent Resource Site, a Web portal designed to provide agents with the most up-to-date sales and marketing information. In addition, as we gear up for the full-scale launch of MetLife Bank, we are preparing to offer customers the ability to transact business online.

Internally, we are using Web-based technologies for communicating with and providing service to our employees, while at the same time improving the operational efficiency and functionality of internal processes.

> **Focused Growth**

Achieving our goal of being counted among the giant league of financial services companies requires an unwavering, yet targeted, focus on growth opportunities. During 2001, we continued to maximize our franchise with customers and expand our share of the market, which will lead to enhanced shareholder value.

- We formed MetLife Investors Group, consolidating our third-party annuity sales platforms into a single powerhouse, ending the year with nearly $1.8 billion in annuity sales.
- With new licenses to do business through joint ventures in India and China, and new businesses in Brazil and Chile, we re positioning ourselves for increased opportunities in the global marketplace. Our International segment is key to our vision of 100 million customers by the year 2010.
- As the first insurance company to obtain a federal banking charter, we launched a MetLife Bank pilot program last year, an exciting new venture aimed at fulfilling even more of our customers financial services needs. In addition to offering the bank s products and services to our individual clients, we expect MetLife Bank to play an important role in the Voluntary Benefit platform we offer to group customers.

At the same time we ve been strategically growing, we ve been fine-tuning our businesses and making strategic divestitures. During 2001, we sold Conning Corporation and focused our asset management growth strategies on our wholly-owned subsidiary, State Street Research & Management Company. We also made the decision to discontinue our stand-alone 401(k) recordkeeping services for certain clients of the Institutional segment, in order to focus our efforts more intently on the mid- and small-size markets.

> **Growing a High-Performance Company**

One of our most important achievements has been to foster a work environment for employees which is personally motivating and, at the same time, conducive to outstanding performance and results. During 2001, we continued to embed within MetLife a rigorous performance-driven culture—measuring, rewarding and differentiating performance based on achieving results and challenging objectives.

As our new stock-based compensation plans for key officers are implemented, we will continue to ensure that the interests of our shareholders and employees are aligned. The MetLife Board of Directors approved grants of stock options to management, as part of the company s long-term compensation program implemented in 2001. Stock options were also granted to other key employees. In April 2002, when the two-year prohibition for officers to own MetLife, Inc. common shares ends, officers will also be able to purchase shares on their own.

To instill a sense of ownership among all our employees, in 2001 the Board of Directors approved a one-time grant of 200 stock options to eligible employees of MetLife and its affiliates, giving them the opportunity to have a personal stake in the company. Our strong performance-based culture, coupled with broad employee ownership, is critical to our success and helps us further channel our energies toward building financial freedom for everyone and growing shareholder value for all owners of the company.

We are also instilling the spirit of diversity into our corporate culture and business strategies. Diversity is among the core initiatives that will help shape our future business performance, customer relationships and investor confidence. Our commitment to diversity is not new—in fact, we are building from a solid foundation of inclusiveness. Since our inception in 1868, we have had a long and enduring history of promoting community outreach and volunteerism. For example, we ve maintained long-standing partnerships with organizations such as the National Urban League. And, through the MetLife Foundation, we ve provided grants to communities across the U.S. in the areas of health, education, culture and civic affairs. These efforts promote economic opportunity and build the skills that enable social change.

To establish the platform for the company s next stage of development and strengthen its commitment to creating an inclusive environment, we established an enterprise-wide Diversity Council for MetLife. The Diversity Council is driving initiatives to increase procurement opportunities for minority- and women-owned businesses, as well as creating innovative ways we can serve new, multicultural markets.

> **Changes to our Board of Directors**

In August 2001, we bid farewell to Ruth Simmons, who provided invaluable counsel to MetLife, and who has taken on a new role as president of Brown University. In December 2001, we had the good fortune to welcome to our Board of Directors Catherine R. Kinney, co-chief operating officer, president and executive vice chairman of the New York Stock Exchange.

> **The Year Ahead**

Over the course of last year, we met a number of important objectives and seeded a wide range of new initiatives for MetLife s future growth. Drawing on MetLife s talented cadre of associates, a customer base second to none, a strong financial posture and a solid heritage spanning more than 130 years, we are well positioned for the future. As I look forward to an exciting 2002, I extend my appreciation to our customers, employees, shareholders and Board of Directors for continued confidence in our company and commitment to its success.

Sincerely,



Robert H. Benmosche
Chairman of the Board and Chief Executive Officer
March 25, 2002

Cautionary Statement on Forward-Looking Statements

This Annual Report, including the Management s Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in the operations and financial results and the business and the products of MetLife, Inc. and its subsidiaries, as well as other statements including words such as "anticipate, "believe, "plan, "estimate, "expect, "intend and other similar expressions. "MetLife or the "Company refers to MetLife, Inc., a Delaware corporation (the "Holding Company), and its subsidiaries, including Metropolitan Life Insurance Company ("Metropolitan Life). Forward-looking statements are made based upon management s current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to, the following: (i) changes in general economic conditions, including the performance of financial markets and interest rates; (ii) heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors; (iii) unanticipated changes in industry trends; (iv) MetLife, Inc. s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (v) deterioration in the experience of the "closed block established in connection with the reorganization of Metropolitan Life; (vi) catastrophe losses; (vii) adverse litigation or arbitration results; (viii) regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company s products or services; (ix) downgrades in the Company's and its affiliates' claims paying ability or financial strength ratings; (x) changes in rating agency policies or practices; (xi) discrepancies between actual claims experience and assumptions used in setting prices for the Company s products and establishing the liabilities for the Company s obligations for future policy benefits and claims; (xii) the effects of business disruption or economic contraction due to terrorism or other hostilities; and (xiii) other risks and uncertainties described from time to time in MetLife, Inc.'s filings with the Securities and Exchange Commission, including its S-1 and S-3 registration statements. The Company specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Selected Financial Data.

The following table sets forth selected consolidated financial information for the Company. The consolidated financial information for the years ended December 31, 2001, 2000 and 1999 and at December 31, 2001 and 2000 has been derived from the Company's audited consolidated financial statements included elsewhere herein. The consolidated financial information for the years ended December 31, 1998 and 1997 and at December 31, 1999, 1998 and 1997 has been derived from the Company's audited consolidated financial statements not included elsewhere herein. The following consolidated statements of income and consolidated balance sheet data, other than the statutory data, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP). The statutory data have been derived from Metropolitan Life s Annual Statements filed with insurance regulatory authorities and have been prepared in accordance with statutory accounting practices. The following information should be read in conjunction with and is qualified in its entirety by the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements appearing elsewhere herein.

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in millions)				
Statements of Income Data					
Revenues:					
Premiums	$17,212	$16,317	$12,088	$11,503	$11,278
Universal life and investment-type product policy fees	1,889	1,820	1,433	1,360	1,418
Net investment income(1)	11,923	11,768	9,816	10,228	9,491
Other revenues	1,507	2,229	1,861	1,785	1,236
Net realized investment (losses) gains(2)	(603)	(390)	(70)	2,021	787
Total revenues(3)(4)	31,928	31,744	25,128	27,106	24,465
Expenses:					
Policyholder benefits and claims(5)	18,454	16,893	13,100	12,638	12,403
Interest credited to policyholder account balances	3,084	2,935	2,441	2,711	2,878
Policyholder dividends	2,086	1,919	1,690	1,651	1,742
Payments to former Canadian policyholders(3)	—	327	—	—	—
Demutualization costs	—	230	260	6	—
Other expenses(1)(6)	7,565	8,024	6,462	7,810	5,516
Total expenses(3)(4)	31,189	30,328	23,953	25,025	22,794
Income before provision for income taxes	739	1,416	1,175	2,081	1,671
Provision for income taxes(7)	266	463	558	738	468
Net income	$ 473	$ 953	$ 617	$ 1,343	$ 1,203
Net income after April 7, 2000 (date of demutualization)		$ 1,173			

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in millions)				
Balance Sheet Data					
General account assets(1)	$194,184	$183,884	$160,291	$157,278	$154,444
Separate account assets	62,714	70,250	64,941	58,068	48,338
Total assets	$256,898	$254,134	$225,232	$215,346	$202,782
Liabilities:					
Life and health policyholder liabilities(8)	$148,323	$140,012	$122,637	$122,726	$125,849
Property and casualty policyholder liabilities(8)	2,610	2,559	2,318	1,477	1,509
Short-term debt	355	1,085	4,180	3,572	4,564
Long-term debt	3,628	2,400	2,494	2,886	2,866
Separate account liabilities	62,714	70,250	64,941	58,068	48,338
Other liabilities(1)	21,950	20,349	14,972	11,750	5,649
Total liabilities	239,580	236,655	211,542	200,479	188,775
Company-obligated mandatorily redeemable securities of subsidiary trusts	1,256	1,090	—	—	—
Equity:					
Common stock, at par value	8	8	—	—	—
Additional paid-in capital(9)	14,966	14,926	—	—	—
Retained earnings(9)	1,349	1,021	14,100	13,483	12,140
Treasury stock, at cost	(1,934)	(613)	—	—	—
Accumulated other comprehensive income (loss)	1,673	1,047	(410)	1,384	1,867
Total equity	16,062	16,389	13,690	14,867	14,007
Total liabilities and equity	$256,898	$254,134	$225,232	$215,346	$202,782

	At or for the years ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in millions, except per share data)				
Other Data					
Operating income(2)(10)	$ 906	$ 1,541	$ 990	$ 23	$ 617
Adjusted operating income(5)(10)	$ 1,273	$ 1,541	$ 1,307	$ 1,226	$ 807
Operating return on equity(11)	6.1%	10.5%	7.2%	0.2%	5.3%
Adjusted operating return on equity(12)	8.6%	10.5%	9.5%	9.6%	7.0%
Return on equity(13)	3.2%	6.5%	4.5%	10.5%	10.4%
Operating cash flows	$ 4,799	$ 1,299	$ 3,883	$ 842	$ 2,872
Total assets under management(14)	$282,414	$301,297	$373,612	$360,703	$338,731
Statutory Data(15)					
Premiums and deposits	$ 19,982	$ 23,536	$ 24,642	$ 22,722	$ 20,569
Net income	$ 2,782	$ 1,027	$ 789	$ 875	$ 589
Policyholder surplus	$ 5,358	$ 7,208	$ 7,630	$ 7,388	$ 7,378
Asset valuation reserve	$ 3,650	$ 3,205	$ 3,109	$ 3,323	$ 3,814
Earnings per Share Data(16)					
Basic earnings per share	$ 0.64	$ 1.52	N/A	N/A	N/A
Diluted earnings per share	$ 0.62	$ 1.49	N/A	N/A	N/A
Adjusted Operating Earnings Per Share Data(17)					
Basic earnings per share	$ 1.72	$ 1.99	N/A	N/A	N/A
Diluted earnings per share	$ 1.67	$ 1.96	N/A	N/A	N/A
Dividends paid per share	$ 0.20	$ 0.20	N/A	N/A	N/A

(1) In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the Company s securities lending program. Adoption of the provisions had the effect of increasing assets and liabilities by $3,769 million at December 31, 1998 and increasing revenues and expenses by $266 million for the year ended December 31, 1998.

(2) Investment gains and losses are presented net of related policyholder amounts. The amounts netted against investment gains and losses are the following:

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
		(Dollars in millions)			
Gross investment (losses) gains	$(737)	$(444)	$(137)	$2,629	$1,018
Less amounts allocable to:					
Future policy benefit loss recognition	—	—	—	(272)	(126)
Deferred policy acquisition costs	(25)	95	46	(240)	(70)
Participating pension contracts	—	(126)	21	(96)	(35)
Policyholder dividend obligation	159	85	—	—	—
Total	134	54	67	(608)	(231)
Net investment (losses) gains	$(603)	$(390)	$ (70)	$2,021	$ 787

Investment gains (losses) have been reduced by (i) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, (ii) deferred policy acquisition amortization to the extent that such amortization results from investment gains and losses, (iii) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholder s accounts, and (iv) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers. This presentation affected operating income and adjusted operating income. See note 10 below.

(3) Includes the following combined financial statement data of Conning Corporation, which was sold on July 2, 2001, the Company's controlling interest in Nvest Companies L.P. and its affiliates, which were sold in 2000, MetLife Capital Holdings, Inc., which was sold in 1998, and the Company s Canadian operations and U.K. insurance operations, substantially all of which were sold in 1998 and 1997:

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
		(Dollars in millions)			
Total revenues	$33	$608	$655	$1,405	$2,149
Total expenses	$35	$582	$603	$1,275	$1,870

As a result of these sales, investment gains of $25 million, $663 million, $520 million and $139 million were recorded for the years ended December 31, 2001, 2000, 1998 and 1997, respectively.

In July 1998, Metropolitan Life sold a substantial portion of its Canadian operations to Clarica Life. As part of that sale, a large block of policies in effect with Metropolitan Life in Canada were transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders are no longer policyholders of Metropolitan Life and, therefore, were not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale and in connection with the demutualization, Metropolitan Life s Canadian branch made cash payments to those who were, or were deemed to be, holders of these transferred Canadian policies. The payments were determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

(4) Included in 2000 total revenues and total expenses are $3,739 million and $3,561 million, respectively, related to GenAmerica, which was acquired on January 6, 2000.

(5) Policyholder benefits and claims exclude $(159) million, $41 million, $(21) million, $368 million and $161 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, of future policy benefit loss recognition, credits to participating contractholder accounts and changes in the policyholder dividend obligation that have been charged against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(6) Other expenses exclude $25 million, $(95) million, $(46) million, $240 million and $70 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, of amortization of deferred policy acquisition costs that have been charged against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(7) Includes $(145) million, $125 million, $18 million and $(40) million for surplus tax (credited) accrued by Metropolitan Life for the years ended December 31, 2000, 1999, 1998 and 1997, respectively. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Code. See "Management s Discussion and Analysis of Financial Condition and Results of Operations.

(8) Policyholder liabilities include future policy benefits, policyholder account balances, other policyholder funds, policyholder dividends payable and the policyholder dividend obligation.

(9) For additional information regarding these items, see Note 1 of Notes to Consolidated Financial Statements.

(10) The following provides a reconciliation of net income to adjusted operating income:

	2001	2000	1999	1998	1997
	For the Years Ended December 31, (Dollars in millions)				
Net income	$ 473	$ 953	$ 617	$ 1,343	$ 1,203
Adjustments to reconcile net income to operating income:					
Gross investments losses (gains)	737	444	137	(2,629)	(1,018)
Income tax on gross investment gains and losses	(208)	(175)	(92)	883	312
Investment losses (gains), net of income tax	529	269	45	(1,746)	(706)
Amounts allocated to investment gains and losses (see note 4)	(134)	(54)	(67)	608	231
Income tax on amounts allocated to investment gains and losses	38	21	45	(204)	(71)
Amount allocated to investment gains and losses, net of income tax	(96)	(33)	(22)	404	160
Demutualization costs	—	230	260	6	—
Income tax on demutualization costs	—	(60)	(35)	(2)	—
Demutualization costs, net of income tax	—	170	225	4	—
Payments to former Canadian policyholders	—	327	—	—	—
Surplus tax	—	(145)	125	18	(40)
Operating income(a)	906	1,541	990	23	617
Adjustments to reconcile operating income to adjusted operating income:					
September 11, 2001 tragedies	325	—	—	—	—
Income tax on September 11, 2001 tragedies	(117)	—	—	—	—
September 11, 2001 tragedies, net of income tax	208	—	—	—	—
Adjustment for charges for alleged race-conscious underwriting, for sales practices claims and for personal injury claims caused by exposure to asbestos or asbestos-containing products(b)	250	—	499	1,895	300
Income tax on such charges	(91)	—	(182)	(692)	(110)
Adjustment for charges for alleged race-conscious underwriting, for sales practices claims and for personal injury claims caused by exposure to asbestos or asbestos-containing products, net of income tax	159	—	317	1,203	190
Adjusted operating income(a)	$1,273	$1,541	$1,307	$ 1,226	$ 807

The Company believes the supplemental operating information presented above allows for a more complete analysis of the results of operations. Investment gains and losses have been excluded due to their volatility between periods and because such data are often excluded when evaluating the overall financial performance of insurers. Demutualization costs, payments to former Canadian policyholders, and surplus tax have been excluded since such amounts are associated with Metropolitan Life s conversion to a stock company. Operating income and adjusted operating income should not be considered as a substitute for any GAAP measure of performance. The Company s method of calculating operating income and adjusted operating income may be different from the method used by other companies and therefore comparability may be limited.

(a) Operating income and adjusted operating income for the year ended December 31, 2001 include charges related to several business realignment initiatives of $330 million, net of income tax, and the establishment of a policyholder liability for certain group annuity contracts at New England Financial of $74 million, net of income tax. See Note 13 of Notes to Consolidated Financial Statements.

(b) The charge for 2001 was recorded to cover costs associated with the anticipated resolution of class action lawsuits and a related regulatory inquiry pending against Metropolitan Life, involving alleged race-conscious underwriting practices prior to 1973. The charge for 1999 was principally related to the settlement of a multidistrict litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs. The amounts reported for 1998 and 1997 include charges for sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products. See Note 11 of Notes to Consolidated Financial Statements.

The Company believes that supplemental adjusted operating income data provides information useful in measuring operating trends by excluding the unusual amounts of expenses associated with the September 11, 2001 tragedies, the anticipated resolution of proceedings alleging race-conscious underwriting practices, sales practices and asbestos-related claims.

(11) Operating return on equity is defined as operating income divided by average total equity excluding accumulated other comprehensive income (loss). The Company believes the operating return on equity information presented supplementally allows for a more complete analysis of results of operations. Accumulated other comprehensive income (loss) has been excluded due to its volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Operating return on equity should not be considered as a substitute for any GAAP measure of performance. The Company s method of calculating operating return on equity may be different from the method used by other companies and, therefore, comparability may be limited.

(12) Adjusted operating return on equity is defined as adjusted operating income divided by average total equity, excluding accumulated other comprehensive income (loss). The Company believes that supplemental adjusted operating return on equity data provides information useful in measuring operating trends by excluding the unusual amounts of expenses associated with the September 11, 2001 tragedies, the anticipated resolution of proceedings alleging race-conscious underwriting practices, sales practices and asbestos-related claims. Adjusted operating return on equity should not be considered as a substitute for net income in accordance with GAAP.

(13) Return on equity is defined as net income divided by average total equity, excluding accumulated other comprehensive income (loss).

(14) Includes MetLife s general account and separate account assets and assets managed on behalf of third parties. Includes $21 billion of assets under management managed by Conning at December 31, 2000, which was sold on July 2, 2001. Includes $133 billion, $135 billion, and $125 billion of assets under management managed by Nvest at December 31, 1999, 1998 and 1997, respectively, which was sold on October 30, 2000.

(15) Metropolitan Life statutory data only.
The decrease in premiums and deposits from 2000 to 2001 is primarily attributable to a change in accounting required by the Codification, as adopted by the Department. This change required $7.0 billion of deposits related to products without mortality or morbidity factors to be recorded as policyholder liabilities beginning January 1, 2001.
A significant component of the increase in statutory net income is $1.8 billion of investment gains resulting from transactions including the sale of Metropolitan Insurance and Annuity Company ("MIAC) to MetLife, Inc. and the sale of certain real estate to MIAC from Metropolitan Life. On a GAAP basis, the effects of these transactions are eliminated in consolidation. See Note 21 of Notes to Consolidated Financial Statements.
The decrease in policyholder surplus is primarily due to a special dividend payment of $3,064 million from Metropolitan Life to MetLife, Inc.
The increase in the asset valuation reserve is primarily attributable to the aforementioned investment gain.

(16) Based on earnings subsequent to the date of demutualization. For additional information regarding these items, see Note 19 of Notes to Consolidated Financial Statements.

(17) Earnings per share amounts for 2000 are proforma and are presented as if the initial public offering had occurred on January 1, 2000.

Management s Discussion and Analysis of Financial Condition and Results of Operations.

For purposes of this discussion, the term "Company refers, at all times prior to the date of demutualization (as hereinafter defined), to Metropolitan Life Insurance Company ("Metropolitan Life), a mutual life insurance company organized under the laws of the State of New York, and its subsidiaries, and at all times on and after the date of demutualization, to MetLife, Inc. (the "Holding Company), a Delaware corporation, and its subsidiaries, including Metropolitan Life. Following this summary is a discussion addressing the consolidated results of operations and financial condition of the Company for the periods indicated. This discussion should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The impact of these actions on a segment basis is as follows:

	For the Year Ended December 31, 2001	
	Amount	Net of Income Tax
	(Dollars in millions)	
Institutional	$399	$267
Individual	97	61
Auto & Home	3	2
Total	$499	$330

Institutional. The charges to this segment include costs associated with exiting a business, including the write-off of goodwill, severance, severance-related expenses, and facility consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These initiatives will result in the elimination of approximately 450 positions. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively.

Individual. The charges to this segment include facility consolidation costs, severance and severance-related expenses, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. The costs were recorded in other expenses.

Auto & Home. The charges to this segment include severance and related costs associated with the elimination of approximately 200 positions. The costs were recorded in other expenses.

These initiatives are expected to result in savings of approximately $100 million, net of income tax, during 2002, comprised of approximately $60 million, $35 million and $5 million in the Individual, Institutional and Auto & Home segments, respectively.

Although many of the segments underlying business initiatives were completed in 2001, a portion of the activity will continue into 2002. The liability related to business initiatives at December 31, 2001 was $295 million.

September 11, 2001 Tragedies

On September 11, 2001 a terrorist attack occurred in New York, Washington, D.C. and Pennsylvania (collectively, the "tragedies) triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposures to this event with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, although it believes the majority of such claims have been reported or otherwise analyzed by the Company.

As of December 31, 2001, the Company s estimate of the total expected insurance losses related to the tragedies is $208 million, net of income tax of $117 million. This estimate is subject to revision in subsequent periods, as claims are received from insureds and the claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect income before income taxes and net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

The long-term effects of the tragedies on the Company s businesses cannot be assessed at this time. The tragedies have had significant adverse effects on general economic, market and political conditions, increasing many of the Company s business risks. This may have a negative effect on the Company s businesses and results of operations over time. In particular, the declines in share prices experienced after the reopening of the United States equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn could have an adverse effect on fees earned in the Company s businesses. In addition, the Institutional segment may receive disability claims from individuals suffering from mental and nervous disorders resulting from the tragedies. This may lead to a revision in the Company s estimated insurance losses related to the tragedies. The majority of the Company s disability policies include the provision that such claims be submitted within two years of the traumatic event.

The Company's general account investment portfolios include investments, primarily comprised of fixed income securities, in industries that were affected by the tragedies, including airline, insurance, other travel and lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The market value of the Company s investment portfolio exposed to industries affected by the tragedies was approximately $3.0 billion at December 31, 2001.

The Demutualization

On April 7, 2000 (the "date of demutualization), pursuant to an order by the New York Superintendent of Insurance (the "Superintendent) approving its plan of reorganization, as amended (the "plan), Metropolitan Life converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of the Holding Company. In conjunction therewith, each policyholder s membership interest was extinguished and each eligible policyholder received, in exchange for that interest, trust interests representing shares of Common Stock held in the MetLife Policyholder Trust, cash or an adjustment to their policy values in the form of policy credits, as provided in the plan. In addition, Metropolitan Life s Canadian branch made cash payments to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life s Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale. The payments, which were recorded in the second quarter of 2000, were determined in a manner that was consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

On the date of demutualization, the Holding Company conducted an initial public offering of 202,000,000 shares of its Common Stock and concurrent private placements of an aggregate of 60,000,000 shares of its Common Stock at an offering price of $14.25 per share. The shares of Common Stock issued in the offerings are in addition to 494,466,664 shares of Common Stock of the Holding Company distributed to the Metropolitan Life Policyholder Trust for the benefit of policyholders of Metropolitan Life in connection with the demutualization. On April 10, 2000, the Holding Company issued 30,300,000 additional shares of its Common Stock as a result of the exercise of over-allotment options granted to underwriters in the initial public offering.

Concurrently with these offerings, MetLife, Inc. and MetLife Capital Trust I, a Delaware statutory business trust wholly-owned by MetLife, Inc., issued 20,125,000 8.00% equity security units for an aggregate offering price of $1,006 million. Each unit consists of (i) a contract to purchase shares of Common Stock and (ii) a capital security of MetLife Capital Trust I.

On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. See Note 7 of Notes to Consolidated Financial Statements.

Acquisitions and Dispositions

In November 2001, the Company acquired Compania de Seguros de Vida Santander S.A. and Compania de Reaseguaros de Vida Soince Re S. A., wholly-owned subsidiaries of Santander Central Hispano in Chile (collectively, the "Chilean acquisitions"). These acquisitions mark MetLife's entrance into the Chilean insurance market and the newest addition to the Company's Latin American operations.

In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica.

In May 2001, the Company acquired Seguradora America Do Sul S.A. ("Seasul"), a life and pension company in Brazil. Seasul is being integrated into MetLife's wholly-owned Brazilian subsidiary, Metropolitan Life Seguros e Prêvidencia Privada S.A, or MetLife Brazil.

In February 2001, the Holding Company consummated the purchase of Grand Bank, N.A. ("Grand Bank"). Grand Bank provides banking services to individuals and small businesses in the Princeton, New Jersey area. On February 12, 2001, the Federal Reserve Board approved the Holding Company's application for bank holding company status and to become a financial holding company upon its acquisition of Grand Bank.

During the second half of 2000, Reinsurance Group of America, Incorporated ("RGA") acquired the interest in RGA Financial Group, LLC it did not already own.

In October 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P.

In July 2000, the Company acquired the workplace benefits division of Business Men's Assurance Company ("BMA"), a Kansas City, Missouri-based insurer.

In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life.

In January 2000, Metropolitan Life completed its acquisition of GenAmerica for $1.2 billion. As part of the GenAmerica acquisition, General American Life Insurance Company paid Metropolitan Life a fee of $120 million in connection with the assumption of certain funding agreements. The fee was considered part of the purchase price of GenAmerica. GenAmerica is a holding company which included General American Life Insurance Company, 49% of the outstanding shares of RGA common stock, and 61% of the outstanding shares of Conning common stock, which was subsequently sold in 2001. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. At December 31, 2001 Metropolitan Life's ownership percentage of the outstanding shares of RGA common stock was approximately 58%. On January 30, 2002, MetLife, Inc. and its affiliated companies announced their intention to purchase up to $125 million of RGA's outstanding common stock over an unspecified period of time. These purchases are intended to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of subsidiary trusts on December 10, 2001.

In November 1999, the Company acquired the individual disability income business of Lincoln National Life Insurance Company.

In September 1999, the Auto & Home segment acquired the standard personal lines property and casualty insurance operations of The St. Paul Companies.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. The Company's general policies are described in detail in Note 1 of Notes to Consolidated Financial Statements.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of income, impairments and the determination of fair values. In addition, the earnings on certain investments are dependent upon market conditions which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

Derivatives

The Company enters into freestanding derivative transactions to manage the risk associated with variability in cash flows related to the Company's financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives that are not designated as hedges, and (ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business and certain economic variables, such as inflation. These factors enter into management's estimates of gross margins and profits which generally are used to amortize certain of such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred.

Future Policy Benefits

The Company also establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disabled lives. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses.

The Company establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the property covered and the insured, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish policy benefits. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract on a deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty around numerous variables used to determine amounts recorded. It is possible that an adverse outcome in certain cases could have an adverse effect upon the Company's operating results or cash flows in particular quarterly or annual periods. See Note 11 of Notes to Consolidated Financial Statements.

Results of Operations

The following table presents consolidated financial information for the years indicated:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Premiums	$17,212	$16,317	$12,088
Universal life and investment-type product policy fees	1,889	1,820	1,433
Net investment income	11,923	11,768	9,816
Other revenues	1,507	2,229	1,861
Net investment losses (net of amounts allocable to other accounts of $(134), $(54) and $(67), respectively)	(603)	(390)	(70)
Total revenues	31,928	31,744	25,128
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment losses of $(159), $41 and $(21), respectively)	18,454	16,893	13,100
Interest credited to policyholder account balances	3,084	2,935	2,441
Policyholder dividends	2,086	1,919	1,690
Payments to former Canadian policyholders	—	327	—
Demutualization costs	—	230	260
Other expenses (excludes amounts directly related to net investment losses of $25, $(95) and $(46), respectively)	7,565	8,024	6,462
Total expenses	31,189	30,328	23,953
Income before provision for income taxes	739	1,416	1,175
Provision for income taxes	266	463	558
Net income	$ 473	$ 953	$ 617

Year ended December 31, 2001 compared with year ended December 31, 2000 — The Company

Premiums grew by $895 million, or 5%, to $17,212 million for the year ended December 31, 2001 from $16,317 for the comparable 2000 period. This variance is attributable to increases in the Institutional, Reinsurance, International and Auto & Home segments, partially offset by a decrease in the Individual segment. An improvement of $388 million in the Institutional segment is predominately the result of sales growth and continued favorable policyholder retention in this segment's dental, disability and long-term care businesses. In addition, significant premiums received from several existing group life customers in 2001 and the BMA acquisition in 2000 resulted in higher premiums. The 2000 balance includes $124 million in additional insurance coverages purchased by existing customers with funds received in the demutualization and significant premiums received from existing retirement and savings customers. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business all contributed to the $312 million premium growth in the Reinsurance segment. A $186 million rise in the International segment is due to growth in Mexico, South Korea, Spain and Taiwan, as well as acquisitions in Brazil and Chile. These variances were partially offset by a decline in Argentinean individual life premiums, reflecting the impact of recent economic and political events in that country. If these conditions continue, management expects further declines in Argentinean premiums. Higher average premium resulting from rate increases is the primary driver of a $119 million rise in the Auto & Home segment. A $110 million decline in the Individual segment is attributable to lower sales of traditional life insurance policies, which reflects a continued shift in customer preference from those policies to variable life products.

Universal life and investment-type product policy fees increased by $69 million, or 4%, to $1,889 million for the year ended December 31, 2001 from $1,820 million for the comparable 2000 period. This variance is due to increases in the Institutional and Individual segments, partially offset by a decline in the International segment. Growth in sales and deposits of group universal life and corporate-owned life insurance products resulted in a $45 million increase in the Institutional segment. A $39 million rise in the Individual segment is predominately the result of higher fees from variable life products reflecting a shift in customer preferences from traditional life products. A decrease of $15 million in the International segment is primarily due to reduced fees in Spain resulting from fewer assets under management. This is a result of a planned cessation of product lines offered through a joint venture with Banco Santander Central Hispano, S.A. ("Banco Santander).

Net investment income increased by $155 million, or 1%, to $11,923 million for the year ended December 31, 2001 from $11,768 million for the comparable 2000 period. This change is due to higher income from (i) mortgage loans on real estate of $155 million, or 9%, (ii) other invested assets of $87 million, or 54%, (iii) fixed maturities of $36 million, or less than 1%, and (iv) interest on policy loans of $21 million, or 4%. These positive variances are partially offset by lower income from (i) equity securities and other limited partnership interests of $86 million, or 47%, (ii) real estate and real estate joint ventures, net of investment expenses and depreciation, of $45 million, or 7%, and (iii) cash, cash equivalents and short-term investments of $9 million, or 3%, and higher investment expenses of $4 million, or 2%.

The increase in income from mortgage loans on real estate to $1,848 million in 2001 from $1,693 million in 2000 is predominately the result of higher mortgage production volume and increases in mortgage prepayment fees and contingent interest. Income from other invested assets increased to $249 million in 2001 from $162 million in 2000 primarily due to the reclassification of $19 million from other comprehensive income related to cash flow hedges, $24 million from derivatives not designated as accounting hedges and the recognition in 2000 of a $20 million loss on an equity method investment. The improvement in income from fixed maturities to $8,574 million in 2001 from $8,538 million in 2000 is primarily due to bond prepayments and increased securities lending activity, offset by lower yields on re-investments. The expense associated with securities lending activity is included in other expenses. The reduction of income from equity securities and other limited partnership interests to $97 million in 2001 from $183 million in 2000 is primarily due to fewer sales of underlying assets held in corporate partnerships and increased partnership write-downs. The decrease in income from real estate and real estate joint ventures to $584 million in 2001 from $629 million in 2000 is primarily due to a decline in hotel occupancy rates and reduced real estate joint venture sales.

The increase in net investment income is largely attributable to positive variances in the Institutional and Individual segments, partially offset by a decline in Corporate & Other. Net investment income for the Institutional and Individual segments grew by $202 million and $37 million, respectively. These increases are predominately due to a higher volume of securities lending activity, increases in bond and mortgage prepayments and higher contingent interest on mortgages. The decrease in Corporate & Other is principally the result of sales in 2000 of underlying assets held in corporate limited partnerships. The remainder of the variance is attributable to smaller fluctuations in the other segments.

Other revenues decreased by $722 million, or 32%, to $1,507 million for the year ended December 31, 2001 from $2,229 million for the comparable 2000 period. This variance is mainly attributable to reductions in the Asset Management, Individual and Auto & Home segments, partially offset by an increase in the Reinsurance segment. The sales of Nvest and Conning on October 30, 2000 and July 2, 2001, respectively, are the primarily drivers of a $562 million decline in the Asset Management segment. A decrease of $155 million in the Individual segment is primarily due to reduced commission and fee income associated with lower sales in the broker/dealer and other subsidiaries which was a result of the equity market downturn. Such commission and fee income can fluctuate consistent with movements in the equity market. Auto & Home's other revenues are lower by $18 million primarily due to a revision of an estimate made in 2000 of amounts recoverable from reinsurers related to the disposition of this segment s reinsurance business in 1990. Other revenues in the Reinsurance segment improved by $13 million due to an increase in fees earned on financial reinsurance, primarily as a result of the acquisition of the remaining interest in RGA Financial Group, LLC during the second half of 2000.

The Company s investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) deferred policy acquisition amortization, to the extent that such amortization results from investment gains and losses, (ii) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholder s accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Net investment losses grew by $213 million, or 55%, to $603 million for the year ended December 31, 2001 from $390 million for the comparable 2000 period. This increase reflects total gross investment losses of $737 million, an increase of $293 million, or 66%, from $444 million in 2000, before offsets for: the amortization of deferred policy acquisition costs of $(25) million and $95 million in 2001 and 2000, respectively; changes in policyholder dividend obligation of $159 million and $85 million in 2001 and 2000, respectively; and additions to participating contracts of $126 million in 2000. Excluding the net gain on the sale of a subsidiary, net investment losses decreased from the prior year. The Company continues to recognize deteriorating credits through the proactive sale of certain assets.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its operating performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers of its consolidated statements of income to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its operating performance. The Company s presentation of investment gains and losses, net of related policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims rose by $1,561 million, or 9%, to $18,454 million for the year ended December 31, 2001 from $16,893 million for the comparable 2000 period. This variance reflects total gross policyholder benefits and claims of $18,295 million, an increase of $1,361 million, or 8%, from $16,934 million in 2000, before the offsets for reductions in participating contractholder accounts of $126 million in 2000 and changes in the policyholder dividend obligation of $159 million and $(85) million in 2001 and 2000, respectively, directly related to net investment losses. The net variance in policyholder benefits and claims is mainly attributable to increases in the Institutional, Reinsurance, Individual, International and Auto & Home segments. Claims related to the September 11, 2001 tragedies and fourth quarter business realignment initiatives account for $291 million and $215 million, respectively, of a $746 million increase in the Institutional segment. The remainder of the fluctuation is attributable to growth in the group life, dental, disability and long-term care insurance businesses, commensurate with the variance in premiums, partially offset by a decrease in policyholder benefits and claims related to the retirement and savings business. Policyholder benefits and claims for the Reinsurance segment rose by $388 million due to unfavorable mortality experience in the first and fourth quarters of 2001, as well as adverse results on the reinsurance of Argentine pension business, reflecting the impact of recent economic and political events in that country. In addition, reinsurance claims arising from the September 11, 2001 tragedies of approximately $16 million, net of amounts recoverable from reinsurers, contributed to the variance. A $179 million rise in the Individual segment is primarily the result of an increase in the liabilities for future policy benefits commensurate with the aging of the in-force block of business. In addition, an increase of $74 million in the policyholder dividend obligation and $24 million in liabilities and claims associated with the September 11, 2001 tragedies contributed to the variance. International policyholder benefits and claims increased by $127 million as a result of growth in Mexico, South Korea and Taiwan, as well as acquisitions in Brazil and Chile. These fluctuations are partially offset by a decline in Argentina, reflecting the impact of recent economic and political events in that country. A $116 million increase in the Auto & Home segment is predominately the result of increased average claim costs, growth in the auto business and increased non-catastrophe weather-related losses.

Interest credited to policyholder account balances grew by $149 million, or 5%, to $3,084 million for the year ended December 31, 2001 from $2,935 million for the comparable 2000 period, primarily due to an increase of $218 million in the Individual segment, partially offset by a $77 million reduction in the Institutional segment. The establishment of a policyholder liability of $118 million with respect to certain group annuity contracts at New England Financial is the primary driver of the fluctuation in Individual. In addition, higher average policyholder account balances and slightly increased crediting rates contributed to the variance. The decrease in the Institutional segment is primarily due to an overall decline in crediting rates in 2001 as a result of the current interest rate environment, partially offset by an increase in average customer account balances stemming from asset growth. The remaining variance is due to minor fluctuations in the Reinsurance and International segments.

Policyholder dividends increased by $167 million, or 9%, to $2,086 million for the year ended December 31, 2001 from $1,919 million for the comparable 2000 period, primarily due to increases of $135 million and $25 million in the Institutional and Individual segments, respectively. The rise in the Institutional segment is primarily attributed to favorable experience on a large group life contract in 2001. Policyholder dividends vary from period to period based on participating contract experience. The change in the Individual segment reflects growth in the assets supporting policies associated with this segment's aging block of traditional life insurance business. The remaining variance is due to minor fluctuations in the International and Reinsurance segments.

Payments of $327 million were made during the second quarter of 2000, as part of Metropolitan Life s demutualization, to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Canadian operations in 1998.

Demutualization costs of $230 million were incurred during the year ended December 31, 2000. These costs are related to Metropolitan Life s demutualization on April 7, 2000.

Other expenses decreased by $459 million, or 6%, to $7,565 million for the year ended December 31, 2001 from $8,024 million for the comparable 2000 period. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses declined by $218 million, or 3%, to $8,191 million in 2001 from $8,409 million in 2000. This variance is attributable to reductions in the Asset Management, Individual and Auto & Home segments, partially offset by increases in the other segments. A decrease of $532 million in the Asset Management segment is predominately the result of the sales of Nvest and Conning on October 30, 2000 and July 2, 2001, respectively. The Individual segment s expenses declined by $167 million due to continued expense management, primarily due to reduced employee costs and lower discretionary spending. In addition, there were reductions in volume-related commission expenses in the broker/dealer and other subsidiaries and rebate expenses associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. These items are partially offset by an increase of $97 million related to fourth quarter 2001 business realignment initiatives. A $34 million decrease in Auto & Home is attributable to a reduction in integration costs associated with the acquisition of the standard personal lines property and casualty insurance operations of The St. Paul Companies in September 1999 ("St. Paul acquisition). An increase of $232 million in Institutional expenses is primarily driven by expenses associated with fourth quarter business realignment initiatives of $184 million and a rise in non-deferrable variable expenses associated with premium growth in the group insurance businesses. Non-deferrable variable expenses include premium tax, commissions and administrative expenses for dental, disability and long-term care businesses. These increases are partially offset by a decline in rebate expenses associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. The income associated with securities lending activity is included in net investment income. Other expenses in Corporate & Other grew by $219 million primarily due to a $250 million race-conscious underwriting loss provision which was recorded in the fourth quarter of 2001, as well as $29 million of additional expenses associated with MetLife, Inc. shareholder services costs and start-up costs relating to MetLife s banking initiatives. These increases are partially offset by a $58 million decline in interest expense due to reduced average levels of borrowing and a lower interest rate environment in 2001. An increase of $43 million in the International segment is predominately the result of growth in Mexico and South Korea, and acquisitions in Brazil and Chile, partially offset by a decrease in Spain s other expenses due to a planned cessation of product lines offered through a joint venture with Banco Santander. The acquisition of the remaining interest in RGA Financial Group, LLC during the second half of 2000 contributed to the $20 million increase in other expenses in the Reinsurance segment.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased to $2,039 million for the year ended December 31, 2001 from $1,863 million for the comparable 2000 period. This variance is attributable to increases in the Individual, Reinsurance, Institutional and International segments. The growth in the Individual segment is primarily due to higher sales of variable and universal life insurance policies and annuity and investment-type products, resulting in additional commissions and other deferrable expenses. The increases in the Reinsurance, Institutional and International segments are commensurate with growth in those businesses. Total amortization of deferred policy acquisition costs increased to $1,438 million in 2001 from $1,383 million in 2000. Amortization of $1,413 million and $1,478 million are allocated to other expenses in 2001 and 2000, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. The decrease in amortization of deferred policy acquisition costs allocated to other expenses is attributable to a decline in the Individual segment, partially offset by increases in the Reinsurance and International segments. The decline in the Individual segment is due to refinements in the calculation of estimated gross margins and profits. Contributing to this variance are modifications made in the third quarter of 2001 relating to the manner in which estimates of future market performance are developed. These estimates are used in determining unamortized deferred policy acquisition costs balances and the amount of related amortization. The modification will reflect an expected impact of past market performance on future market performance, as well as improving the ability to estimate deferred policy acquisition costs balances and related amortization. The increase in the Reinsurance segment is primarily due to fluctuations in allowances paid to ceding companies as a result of a change in product mix. The increase in the International segment is due to a write-off of deferred policy acquisition costs as a result of the anticipated impact of recent economic and political events in Argentina.

Income tax expense for the year ended December 31, 2001 was $266 million, or 36%, of income before provision for income taxes, compared with $463 million, or 33%, for the comparable 2000 period. The 2001 effective tax rate differs from the corporate tax rate of 35% due to an increase in prior year taxes on capital gains. The 2000 effective tax rate differs from the corporate tax rate of 35% primarily due to the payments made in the second quarter of 2000 to former Canadian policyholders in connection with the demutualization, the impact of surplus tax and a reduction in prior year taxes on capital gains recorded in the third quarter of 2000. This reduction is associated with the previous sale of a business. Prior to its demutualization, the Company was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code. The surplus tax results from the disallowance of a portion of a mutual life insurance company s policyholder dividends as a deduction from taxable income.

Year ended December 31, 2000 compared with the year ended December 31, 1999—The Company

Premiums increased by $4,229 million, or 35%, to $16,317 million in 2000 from $12,088 million in 1999, in part, due to the acquisition of GenAmerica on January 6, 2000. Excluding the impact of this acquisition, premiums increased by $2,273 million, or 19%. This increase is attributable to Institutional, Auto & Home and International. These increases are partially offset by a $72 million, or 2%, decrease in Individual. The increase of $1,297 million, or 23%, in Institutional is predominantly the result of strong sales and continued favorable policyholder retention in this segment s group life, dental and disability businesses. The acquisitions of the workplace benefits division from the BMA acquisition in July 2000 and Lincoln National s disability business in November 1999 account for $103 million of the variance. In addition, significant premiums received from existing group life and retirement and savings customers in 2000 contribute $468 million to the variance. The increase of $885 million, or 51%, in Auto & Home is primarily due to the St. Paul acquisition, which represents $755 million of the increase, as well as growth in this segment s standard auto business. The increase of $137 million, or 26%, in International is primarily due to overall growth in Mexico, South Korea, Taiwan, Spain and Brazil. The decrease in Individual is primarily due to a decline in sales of traditional life insurance policies, which reflects a continued shift in policyholders' preferences from those policies to variable life products.

Universal life and investment-type product policy fees increased by $387 million, or 27%, to $1,820 million in 2000 from $1,433 million in 1999. Excluding the impact of the GenAmerica acquisition, universal life and investment-type product policy fees increased by $145 million, or 10%. This increase is almost entirely attributable to a $130 million, or 15%, increase in Individual, which is primarily due to increased sales, including exchanges, of variable life products, increases in separate account assets and the acceleration of the recognition of unearned fees in connection with a universal life product replacement program.

Net investment income increased by $1,952 million, or 20%, to $11,768 million in 2000 from $9,816 million in 1999. Excluding the impact of the GenAmerica acquisition, net investment income increased by $832 million, or 8%. This increase is primarily due to higher income from (i) fixed maturities of $653 million, or 9%, (ii) mortgage loans on real estate of $76 million, or 5%, (iii) interest on policy loans of $17 million, or 5%, (iv) cash and short-term investments of $79 million, or 46%, (v) real estate and real estate joint ventures, net of investment expenses and depreciation, of $45 million, or 8%, and (vi) lower investment expenses of $27 million, or 10%. These increases are partially offset by reduced income from equity securities and other limited partnership interests of $54 million, or 23%, and other invested assets of $11 million, or 12%.

The increase in income from fixed maturities to $7,824 million in 2000 from $7,171 million in 1999 is primarily due to higher volume in the securities lending program and income from fixed maturities which were part of the St. Paul acquisition in the fourth quarter of 1999. These increases are partially offset by decreases in income from equity-linked notes. The increase in income from mortgage loans on real estate to $1,560 million in 2000 from $1,484 million in 1999 is largely due to higher mortgage production volume. The reduction in income from equity securities and other limited partnership interests to $185 million in 2000 from $239 million in 1999 is predominantly the result of a decrease in sales by corporate partnerships.

Other revenues increased by $368 million, or 20%, to $2,229 million in 2000 from $1,861 million in 1999. The impact of the GenAmerica acquisition is an increase to other revenues of $363 million. The variance year over year, excluding the impact of GenAmerica, is partially attributable to increases in the Individual, Institutional segments, largely offset by decreases in the Asset Management segment and in Corporate & Other. The increase of $96 million in Individual is largely a result of higher commission and fee income related to increased sales in the broker/dealer and other subsidiaries. The primary driver of Institutional s $33 million increase is strong sales growth in its dental and disability administrative services businesses. A $19 million increase in Auto & Home is attributable to a revision of an estimate of amounts recoverable from reinsurers related to the disposition of this segment s reinsurance business in 1990. Offsetting these increases is a $122 million decline in the Asset Management segment primarily due to the sale of Nvest, on October 30, 2000. The remaining variance is primarily due to Corporate & Other.

The Company s investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) deferred policy acquisition amortization, to the extent that such amortization results from investment gains and losses, (ii) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholder s accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Net investment losses increased by $320 million, or 457%, to $390 million in 2000 from $70 million in 1999. This increase reflects total gross investment losses of $444 million, an increase of $307 million, or 224%, from $137 million in 1999, before the offsets for: the amortization of deferred policy acquisition costs of $95 million and $46 million in 2000 and 1999, respectively; changes in the policyholder dividend obligation of $85 million in 2000; and (additions to) or reductions in participating contracts of $(126) million and $21 million in 2000 and 1999, respectively, related to assets sold. Excluding the impact of the GenAmerica acquisition, net investment losses increased by $378 million, or 540%. This increase reflects the continuation of the Company s strategy to reposition its investment portfolio in order to provide a higher operating return on its invested assets and the recognition of losses through the proactive sale of certain assets. These losses are partially offset by gains of $660 million, including a gain of $663 million, which was recognized as a result of the sale of Nvest on October 30, 2000.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its operating performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers of its consolidated statements of income to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its operating performance. The Company s presentation of investment gains and losses, net of related policyholder amounts, may be different from the presentation used by other insurance companies, and therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims increased by $3,793 million, or 29%, to $16,893 million in 2000 from $13,100 million in 1999. This increase reflects total gross policyholder benefits and claims of $16,934 million, an increase of $3,855 million from $13,079 million in 1999, before the offsets for additions to or (reductions in) participating contractholder accounts of $126 million in 2000 and $(21) million in 1999 and changes in the policyholder dividend obligation of $(85) million in 2000 directly related to net investment losses. Excluding the impact of the GenAmerica acquisition, policyholder benefits and claims increased $2,044 million, or 16%. This rise is primarily due to increases of $1,366 million, or 20%, in Institutional, $704 million, or 54%, in Auto & Home, and $104 million, or 23%, in International. These increases are partially offset by a decrease of $103 million, or 2%, in Individual. The Institutional increase is largely due to overall growth within the segment s group dental and disability businesses, as well as the BMA and Lincoln National acquisitions. In addition, policyholder benefits and claims related to the group life and retirement and savings businesses increased commensurate with the premium variance noted above. The increase in Auto & Home is due, in most part, to the St. Paul acquisition, which represents $580 million of the increase. The remainder of the increase is largely attributable to a 9% increase in the number of auto policies in force and increased costs resulting from an increase in the use of original equipment manufacturer parts and higher labor rates. The increase in International is primarily due to overall growth in Mexico, Taiwan, South Korea, Spain and Brazil, commensurate with the increase in International s premiums. The decrease in Individual is predominately the result of improved mortality and morbidity experience.

Interest credited to policyholder account balances increased by $494 million, or 20%, to $2,935 million in 2000 from $2,441 million in 1999. Excluding the impact of the GenAmerica acquisition, interest credited to policyholder account balances increased by $95 million, or 4%. This is primarily attributable to increases of $54 million, or 5%, in Institutional and $36 million, or 3%, in Individual. The higher expense in Institutional is largely due to an increase in group insurance of $84 million, which resulted from asset growth in customer account balances, growth in the bank-owned life insurance business and increases in the cash values of executive and corporate-owned universal life plans. These increases are partially offset by a decrease in retirement and savings products of $30 million, due to a continued shift in customers investment preferences from guaranteed interest products to separate account alternatives. The increase in Individual is predominately due to higher policyholder account balances and increases in crediting rates on annuity and investment products.

Policyholder dividends increased by $229 million, or 14%, to $1,919 million in 2000 from $1,690 million in 1999. Excluding the acquisition of GenAmerica, policyholder dividends increased by $20 million, or 1%. Policyholder dividends vary from period to period based on participating group and traditional individual life insurance contract experience.

Payments of $327 million were made during the second quarter of 2000, as part of Metropolitan Life s demutualization, to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Canadian operations in 1998.

Demutualization costs decreased by $30 million, or 12%, to $230 million in 2000 from $260 million in 1999. These costs are related to Metropolitan Life s demutualization on April 7, 2000.

Other expenses increased by $1,562 million, or 24%, to $8,024 million in 2000 from $6,462 million in 1999. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses increased by $1,717 million, or 26%, to $8,409 million in 2000 from $6,692 million in 1999. Excluding the impact of the GenAmerica acquisition, other expenses increased by $405 million, or 6%. This increase is primarily attributable to increases in Auto & Home, Individual, Institutional and International. These increases are partially offset by a $354 million, or 45%, decrease in Corporate & Other and a $101 million, or 13%, decrease in Asset Management. The increase in Auto & Home of $311 million, or 59%, is largely due to the St. Paul acquisition. The increase in Individual of $298 million, or 11%, is partially attributable to a $111 million increase from the broker/dealer and other subsidiaries commensurate with the increase in other revenues and increased securities lending volume. The income associated with securities lending activity is included in net investment income. The increase in Institutional of $141 million, or 9%, is primarily due to costs incurred in connection with initiatives focused on improving service delivery capabilities through investments in technology and an increase in volume-related expenses associated with premium growth. Volume-related expenses include premium taxes, separate account investment management expenses and commissions. The increase in International of $45 million, or 14%, is primarily attributable to expenses incurred in connection with business expansion efforts in several countries. The decrease in Corporate & Other is primarily due to a $499 million charge in 1999 principally related to the settlement of a multidistrict litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs. The most significant factor contributing to the decline in Asset Management is the sale of Nvest, which occurred on October 30, 2000.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased to $1,863 million in 2000 from $1,160 million in 1999 while total amortization of deferred policy acquisition costs, charged to operations, increased to $1,383 million in 2000 from $884 million in 1999. Excluding the impact of the GenAmerica acquisition, capitalization of deferred policy acquisition costs increased to $1,413 million in 2000 from $1,160 in 1999 while total amortization of deferred policy acquisition costs increased to $1,012 million in 2000 from $884 million in 1999. Amortization of deferred policy acquisition costs of $1,478 million and $930 million are allocated to other expenses in 2000 and 1999, respectively, while the remainder of the amortization in each year is allocated to investment losses. Excluding the impact of the GenAmerica acquisition, amortization of deferred policy acquisition costs of $1,136 million and $930 million are allocated to other expenses in 2000 and 1999, respectively, while the remainder of the amortization in each year is allocated to investment losses. The increase in amortization of deferred policy acquisition costs allocated to other expenses was predominately attributable to Auto & Home s acquisition of St. Paul.

Income tax expense for the year ended December 31, 2000 was $463 million, or 33% of income before provision for income taxes, compared with $558 million, or 47%, in 1999. The 2000 effective tax rate differs from the corporate tax rate of 35% due to non-deductible payments made in the second quarter of 2000 to former Canadian policyholders in connection with the demutualization, a surplus tax benefit of $145 million and a reduction in prior year taxes on capital gains associated with the sale of businesses recorded in the third quarter of 2000. The 1999 effective rate differs from the corporate tax rate of 35% primarily due to the impact of surplus tax. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code. The surplus tax results from the disallowance of a portion of a mutual life insurance company s policyholder dividends as a deduction from taxable income.

Individual

The following table presents consolidated financial information for the Individual segment for the years indicated:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Premiums	$ 4,563	$ 4,673	$ 4,289
Universal life and investment-type product policy fees	1,260	1,221	888
Net investment income	6,512	6,475	5,346
Other revenues	495	650	381
Net investment gains (losses)	827	227	(14)
Total revenues	13,657	13,246	10,890
Expenses			
Policyholder benefits and claims	5,233	5,054	4,625
Interest credited to policyholder account balances	1,898	1,680	1,359
Policyholder dividends	1,767	1,742	1,509
Other expenses	3,012	3,323	2,542
Total expenses	11,910	11,799	10,035
Income before provision for income taxes	1,747	1,447	855
Provision for income taxes	652	527	300
Net income	$ 1,095	$ 920	$ 555

Year ended December 31, 2001 compared with the year ended December 31, 2000—Individual

Premiums decreased by $110 million, or 2%, to $4,563 million for the year ended December 31, 2001 from $4,673 million for the comparable 2000 period. Premiums from insurance products declined by $108 million. This decrease is primarily due to declines in traditional life insurance policies, which reflects a maturing of that business and a continued shift in customer preference from those policies to variable life products. Premiums from annuity and investment-type products declined by $2 million, due to lower sales of supplementary contracts with life contingencies and single premium immediate annuity business.

Universal life and investment-type product policy fees increased by $39 million, or 3%, to $1,260 million for the year ended December 31, 2001 from $1,221 million for the comparable 2000 period. Policy fees from insurance products rose by $149 million. This growth is primarily due to increases in variable life products reflecting a continued shift in customer preferences from traditional life products. Policy fees from annuity and investment-type products decreased by $110 million, primarily resulting from a lower average separate account asset base. Policy fees from annuity and investment-type products are typically calculated as a percentage of average assets. Such assets can fluctuate depending on equity market performance. Thus, the amount of fees can increase or decrease consistent with movements in average separate account balances.

Other revenues decreased by $155 million, or 24%, to $495 million for the year ended December 31, 2001 from $650 million for the comparable 2000 period, primarily due to reduced commission and fee income associated with lower sales in the broker/dealer and other subsidiaries, which was a result of the equity market downturn. Such commission and fee income can fluctuate consistent with movements in the equity market.

Policyholder benefits and claims increased by $179 million, or 4%, to $5,233 million for the year ended December 31, 2001 from $5,054 million for the comparable 2000 period. Policyholder benefits and claims for insurance products rose by $192 million primarily due to increases in the liabilities for future policy benefits commensurate with the aging of the in-force block of business. In addition, increases of $74 million and $24 million in the policyholder dividend obligation and liabilities and claims associated with the September 11, 2001 tragedies, respectively, contributed to the variance. Partially offsetting these variances is a reduction in policyholder benefits and claims for annuity and investment products due to a decrease in liabilities for supplemental contracts with life contingencies.

Interest credited to policyholder account balances rose by $218 million, or 13%, to $1,898 million for the year ended December 31, 2001 from $1,680 million for the comparable 2000 period. Interest on insurance products increased by $165 million, primarily due to the establishment of a policyholder liability of $118 million with respect to certain group annuity contracts at New England Financial. The remainder of the variance is predominately a result of higher average policyholder account balances. Interest on annuity and investment products grew by $53 million due to slightly higher crediting rates and higher policyholder account balances stemming from increased sales, including products with a dollar cost averaging-type feature.

Policyholder dividends increased by $25 million, or 1%, to $1,767 million for the year ended December 31, 2001 from $1,742 million for the comparable 2000 period. This is largely attributable to the growth in the assets supporting policies associated with this segment s aging block of traditional life insurance business.

Other expenses decreased by $311 million, or 9%, to $3,012 for the year ended December 31, 2001 from $3,323 million for the comparable 2000 period. Excluding the capitalization and amortization of deferred policy acquisition costs that are discussed below, other expenses are lower by $167 million, or 5%, to $3,305 million in 2001 from $3,472 million in 2000. Other expenses related to insurance products decreased by $204 million due to continued expense management, primarily due to reduced employee costs and lower discretionary spending. In addition, there were reductions in volume-related commission expenses in the broker/dealer and other subsidiaries and rebate expenses associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. These decreases are partially offset by an increase of $62 million related to fourth quarter 2001 business realignment initiatives. The annuity and investment-type products experienced an increase in other expenses of $37 million primarily due to expenses associated with the business realignment initiatives.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or gross profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and to other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased by $54 million, or 6%, to $926 million for the year ended December 31, 2001 from $872 million for the comparable 2000 period. This increase is primarily due to higher sales of variable and universal life insurance policies and annuity and investment-type products, resulting in higher commissions and other deferrable expenses. Total amortization of deferred policy acquisition costs increased by $26 million, or 4%, to $654 million in 2001 from $628 million in 2000. Amortization of deferred policy acquisition costs of $633 million and $723 million is allocated to other expenses in 2001 and 2000, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Amortization of deferred policy acquisition costs allocated to other expenses related to insurance products declined by $48 million due to refinements in the calculation of estimated gross margins and profits. Amortization of deferred policy acquisition costs allocated to other expenses related to annuity and investment products declined by $42 million due to refinements in the calculation of estimated gross profits. Contributing to this variance are modifications made in the third quarter of 2001 relating to the manner in which estimates of future market performance are developed. These estimates are used in determining unamortized deferred policy acquisition costs balances and the amount of related amortization. The modification reflects an expected impact of past market performance on future market performance, and improves the ability to estimate deferred policy acquisition costs balances and related amortization.

Year ended December 31, 2000 compared with the year ended December 31, 1999—Individual

Premiums increased by $384 million, or 9%, to $4,673 million in 2000 from $4,289 million in 1999. Excluding the impact of the GenAmerica acquisition, premiums decreased by $72 million, or 2%. Premiums from insurance products decreased by $82 million, or 2%, to $4,133 million in 2000 from $4,215 million in 1999. This decrease is primarily due to a decline in sales of traditional life insurance policies, which reflects a continued shift in policyholders preferences from those policies to variable life products. Premiums from annuity and investment products increased by $10 million, or 14%, to $84 million in 2000 from $74 million in 1999. This increase is largely attributable to increased sales of supplementary contracts with life contingencies and immediate annuity products.

Universal life and investment-type product policy fees increased by $333 million, or 38%, to $1,221 million in 2000 from $888 million in 1999. Excluding the impact of the GenAmerica acquisition, universal life and investment-type fees increased by $130 million, or 15%. Policy fees from insurance products increased by $48 million, or 8%, to $619 million in 2000 from $571 million in 1999, primarily due to increased sales of variable life products and continued growth in separate accounts, reflecting a continued shift in customer preferences from traditional life products. This increase also reflects the acceleration of the recognition of unearned fees in connection with a product replacement program related to universal life policies. Policy fees from annuity and investment products increased by $82 million, or 26%, to $399 million in 2000 from $317 million in 1999, primarily due to continued growth in separate account assets.

Other revenues increased by $269 million, or 71%, to $650 million in 2000 from $381 million in 1999. Excluding the impact of the GenAmerica acquisition, other revenues increased by $96 million, or 25%. Other revenues for insurance products increased by $98 million, or 28%, to $445 million in 2000 from $347 million in 1999. This increase is principally attributable to higher commission and fee income associated with increased sales in the broker/dealer and other subsidiaries. Other revenues for annuity products remained essentially unchanged at $32 million in 2000 compared with $34 million in 1999.

Policyholder benefits and claims increased by $429 million, or 9%, to $5,054 million in 2000 from $4,625 million in 1999. Excluding the impact of the GenAmerica acquisition, policyholder benefits and claims decreased by $103 million, or 2%. Policyholder benefits and claims for insurance products decreased by $111 million, or 2%, to $4,339 million in 2000 from $4,450 million in 1999. This decrease is predominately a result of improved mortality and morbidity experience. Policyholder benefits and claims for annuity and investment products increased by $8 million, or 5%, to $183 million in 2000 from $175 million in 1999, commensurate with the increase in premiums discussed above.

Interest credited to policyholder account balances increased by $321 million, or 24%, to $1,680 million in 2000 from $1,359 million in 1999. Excluding the impact of the GenAmerica acquisition, interest credited to policyholder account balances increased by $36 million, or 3%. Interest on insurance products increased by $26 million, or 6%, to $445 million in 2000 from $419 million in 1999, largely due to higher policyholder account balances. Higher crediting rates caused interest on annuity and investment products to increase by $10 million, or 1%, to $950 million in 2000 from $940 million in 1999.

Policyholder dividends increased by $233 million, or 15%, to $1,742 million in 2000 from $1,509 million in 1999. Excluding the impact of the GenAmerica acquisition, policyholder dividends increased by $33 million, or 2%. This increase is due to growth in cash values of policies associated with this segment s large block of traditional life insurance business.

Other expenses increased by $781 million, or 31%, to $3,323 million in 2000 from $2,542 million in 1999. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses increased by $773 million, or 29%, to $3,472 million in 2000 from $2,699 million in 1999. Excluding the impact of the GenAmerica acquisition, other expenses increased by $298 million, or 11%. Other expenses related to insurance products increased by $189 million, or 9%, to $2,252 million in 2000 from $2,063 million in 1999. This increase is attributable to a $111 million increase from the broker/dealer and other subsidiaries commensurate with the increase in other revenues discussed above. In addition, increased volume in the securities lending program resulted in a $122 million increase in related rebate expense. The income associated with securities lending activity is included in net investment income. These increases were partially offset by a $44 million reduction in general and administrative expenses. Other expenses related to annuity and investment products increased by $109 million, or 17%, to $745 million in 2000 from $636 million in 1999. This increase resulted from a $54 million increase in rebate expense associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. The remaining increase is largely attributable to a $55 million increase in general and administrative expenses incurred in connection with initiatives focused on improving service delivery capabilities through investments in technology and the consolidation of operations.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or gross profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased by $90 million to $872 million in 2000 from $782 million in 1999, while total amortization of deferred policy acquisition costs, charged to operations, increased by $49 million to $628 million in 2000 from $579 million in 1999. Excluding the impact of the GenAmerica acquisition, capitalization of deferred policy acquisition costs decreased by $6 million, or 1%, while total amortization of deferred policy acquisition costs decreased by $117 million, or 20%. Amortization of deferred policy acquisition costs of $723 million and $625 million are allocated to other expenses in 2000 and 1999, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Excluding the impact of the GenAmerica acquisition, amortization of deferred policy acquisition costs of $585 million and $625 million are allocated to other expenses in 2000 and 1999, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Amortization of deferred policy acquisition costs allocated to other expenses related to insurance products decreased by $128 million to $389 million in 2000 from $517 in 1999. This decrease is due to refinements in the calculation of estimated gross margins and profits, as well as the acceleration of the recognition of unearned fees in connection with the product replacement program discussed above. Amortization of deferred policy acquisition costs allocated to other expenses related to annuity and investment products increased by $88 million to $196 million in 2000 from $108 million in 1999. This increase is primarily due to refinements in the calculation of estimated gross profits.

Institutional

The following table presents consolidated financial information for the Institutional segment for the years indicated:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Premiums	$ 7,288	$ 6,900	$ 5,525
Universal life and investment-type product policy fees	592	547	502
Net investment income	4,161	3,959	3,755
Other revenues	649	650	609
Net investment losses	(15)	(475)	(31)
Total revenues	12,675	11,581	10,360
Expenses			
Policyholder benefits and claims	8,924	8,178	6,712
Interest credited to policyholder account balances	1,013	1,090	1,030
Policyholder dividends	259	124	159
Other expenses	1,907	1,730	1,569
Total expenses	12,103	11,122	9,470
Income before provision for income taxes	572	459	890
Provision for income taxes	190	152	323
Net income	$ 382	$ 307	$ 567

Year ended December 31, 2001 compared with the year ended December 31, 2000—Institutional

Premiums increased by $388 million, or 6%, to $7,288 million for the year ended December 31, 2001 from $6,900 million for the comparable 2000 period. Group insurance premiums grew by $680 million, due, in most part, to sales growth and continued favorable policyholder retention in this segment s dental, disability and long-term care businesses. In addition, premiums received from several existing group life customers in 2001 and the BMA acquisition contributed $173 million and $29 million, respectively, to this variance. The 2000 balance includes $124 million in additional insurance coverages purchased by existing customers with funds received in the demutualization. Retirement and savings premiums decreased by $292 million, primarily as a result of $270 million in premiums received in 2000 from existing customers.

Universal life and investment-type product policy fees increased by $45 million, or 8%, to $592 million for the year ended December 31, 2001 from $547 million for the comparable 2000 period. The rise in fees reflects growth in sales and deposits in group universal life and corporate-owned life insurance products. Higher fees in group universal life products represent an increase in insured lives for an existing customer, coupled with a change in a customer preference for group life over optional term products. The increase in corporate-owned life insurance represents a $27 million fee received in 2001 from an existing customer.

Other revenues decreased by $1 million to $649 million for the year ended December 31, 2001 from $650 million for the comparable 2000 period. Group insurance other revenues decreased by $19 million. This decline is primarily attributable to the renegotiation of an existing contract with a significant long-term care customer, as well as $20 million in final settlements in 2000 on several cases relating to the term life and former medical business. This variance is partially offset by a rise in other revenues stemming from sales growth in this segment s dental and disability administrative businesses. Retirement and savings other revenues increased by $18 million, due to $12 million in earnings on seed money and an increase in administrative services fees for the defined contribution group businesses.

Policyholder benefits and claims increased by $746 million, or 9%, to $8,924 million for the year ended December 31, 2001 from $8,178 million for the comparable 2000 period. Group insurance policyholder benefits and claims grew by $778 million, primarily due to growth in this segment s group life, dental, disability and long-term care insurance businesses, commensurate with the premium variance discussed above. In addition, $291 million in claims related to the September 11, 2001 tragedies contributed to this variance. Retirement and savings policyholder benefits and claims declined by $32 million. A decrease commensurate with the $292 million premium variance discussed above is almost entirely offset by a $215 million increase in policyholder benefits associated with fourth quarter business realignment initiatives.

Interest credited to policyholder account balances decreased by $77 million, or 7%, to $1,013 million for the year ended December 31, 2001 from $1,090 million for the comparable 2000 period. A $24 million drop in group life is largely attributable to an overall decline in crediting rates in 2001 as a result of the current interest rate environment. The variance in group life was partially dampened by an increase in average customer account balances stemming from asset growth, resulting in $12 million in additional interest credited. Retirement and savings decreased by $53 million, or 9%, to $549 million in 2001 from $602 million in 2000, due to an overall decline in crediting rates in 2001 as a result of the current interest rate environment.

Policyholder dividends increased by $135 million, or 109%, to $259 million for the year ended December 31, 2001 from $124 million for the comparable 2000 period. The rise in dividends is primarily attributed to favorable experience on a large group life contract in 2001. Policyholder dividends vary from period to period based on insurance contract experience.

Other expenses increased by $177 million, or 10%, to $1,907 million for the year ended December 31, 2001 from $1,730 million for the comparable 2000 period. Group insurance expenses grew by $94 million due primarily to a rise in non-deferrable variable expenses associated with premium growth. Non-deferrable variable expenses include premium tax, commissions and administrative expenses for dental, disability and long-term care businesses. This variance is partially offset by a decline in rebate expenses associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. Other expenses related to retirement and savings rose by $83 million and is largely attributable to $184 million in expenses associated with fourth quarter business realignment initiatives. This variance is partially offset by a decrease in expenses, due in most part, to expense management initiatives and lower rebate expenses associated with the Company s securities lending program.

Year ended December 31, 2000 compared with the year ended December 31, 1999—Institutional

Premiums increased by $1,375 million, or 25%, to $6,900 million in 2000 from $5,525 million in 1999. Excluding the impact of the GenAmerica acquisition, premiums increased by $1,297 million, or 23%, to $6,822 million in 2000 from $5,525 million in 1999. Group insurance premiums increased by $953 million, or 19%, to $6,048 million in 2000 from $5,095 million in 1999. This increase is predominately the result of strong sales and continued favorable policyholder retention in this segment s group life, dental and disability businesses, as well as $124 million of additional insurance coverages purchased by existing customers with funds received in the demutualization. In addition, the BMA and Lincoln National acquisitions contributed $103 million to the variance. Retirement and savings premiums increased by $344 million, or 80%, to $774 million in 2000 from $430 million in 1999, primarily due to significant premiums received from existing customers in 2000.

Universal life and investment-type product policy fees increased by $45 million, or 9%, to $547 million in 2000 from $502 million in 1999. Excluding the impact of the GenAmerica acquisition, universal life and investment-type product policy fees increased by $6 million, or 1%, to $508 million in 2000 from $502 million in 1999. This increase reflects growth in group universal life products.

Other revenues increased by $41 million, or 7%, to $650 million in 2000 from $609 million in 1999. Excluding the impact of the GenAmerica acquisition, other revenues increased by $33 million, or 5%, to $642 million in 2000 from $609 million in 1999. Group insurance other revenues increased by $53 million, or 18%, to $355 million in 2000 from $302 million in 1999. The primary driver of this increase was strong sales growth in this segment s dental and disability administrative services businesses. Retirement and savings other revenues decreased by $20 million, or 7%, to $287 million in 2000 from $307 million in 1999, primarily due to a special performance fee received in 1999.

Policyholder benefits and claims increased by $1,466 million, or 22%, to $8,178 million in 2000 from $6,712 million in 1999. Excluding the impact of the GenAmerica acquisition, policyholder benefits and claims increased by $1,366 million, or 20%, to $8,078 million in 2000 from $6,712 million in 1999. Group life increased by $411 million, or 12%, to $3,941 million in 2000 from $3,530 million in 1999, primarily due to overall growth in the business, commensurate with the premium variance discussed above. Non-medical health increased by $614 million, or 46%, to $1,941 million in 2000 from $1,327 million in 1999. This increase is largely attributable to significant growth in this segment's dental and disability businesses. In addition, the BMA and Lincoln National acquisitions contributed to the variance. Retirement and savings increased by $341 million, or 18%, to $2,196 million in 2000 from $1,855 million in 1999 commensurate with the premium variance above.

Interest credited to policyholder account balances increased by $60 million, or 6%, to $1,090 million in 2000 from $1,030 million in 1999. Excluding the impact of the GenAmerica acquisition, interest credited to policyholder account balances increased by $54 million, or 5%, to $1,084 million in 2000 from $1,030 million in 1999. Group insurance increased by $84 million, or 21%, to $482 million in 2000 from $398 million in 1999. This increase is primarily due to asset growth in customer account balances and the bank-owned life insurance business, as well as an increase in the cash values of executive and corporate-owned universal life plans. Retirement and savings decreased by $30 million, or 5%, to $602 million in 2000 from $632 million in 1999, due to a continued shift in customers investment preferences from guaranteed interest products to separate account alternatives.

Policyholder dividends decreased by $35 million, or 22%, to $124 million in 2000 from $159 million in 1999. Policyholder dividends vary from period to period based on participating group insurance contract experience.

Other expenses increased by $161 million, or 10%, to $1,730 million in 2000 from $1,569 million in 1999. Excluding the impact of the GenAmerica acquisition, expenses increased by $123 million, or 8%, to $1,692 million in 2000 from $1,569 million in 1999. Other expenses related to group life increased by $56 million, or 15%, to $438 million in 2000 from $382 million in 1999. Other expenses related to group non-medical health increased by $12 million, or 2%, to $685 million in 2000 from $673 million in 1999. Other expenses related to retirement and savings increased by $55 million, or 11%, to $569 million in 2000 from $514 million in 1999. These increases are primarily due to costs incurred in connection with initiatives that focused on improving service delivery capabilities through investments in technology and higher expenses associated with the Company s securities lending program. The income associated with securities lending activity is included in net investment income. In addition, an increase in volume-related expenses associated with premium growth contributed to the variance. Volume-related expenses include premium taxes, separate account investment management expenses and commissions.

Reinsurance

The following table presents consolidated financial information for the Reinsurance segment for the years indicated:

	For the Year Ended December 31,	
	2001	2000
	(Dollars in millions)	
Revenues		
Premiums	$1,762	$1,450
Net investment income	390	379
Other revenues	42	29
Net investment losses	(6)	(2)
Total revenues	2,188	1,856
Expenses		
Policyholder benefits and claims	1,484	1,096
Interest credited to policyholder account balances	122	109
Policyholder dividends	24	21
Other expenses	439	446
Total expenses	2,069	1,672
Income before provision for income taxes	119	184
Provision for income taxes	27	48
Minority interest	52	67
Net income	$ 40	$ 69

MetLife beneficially owns approximately 58% of RGA. The Company's Reinsurance segment is comprised of the life reinsurance business of RGA, and MetLife s ancillary life reinsurance business. The ancillary life reinsurance business was an immaterial component of MetLife s Individual segment for years prior to January 1, 2000.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Reinsurance

Premiums increased by $312 million, or 22%, to $1,762 million for the year ended December 31, 2001 from $1,450 million for the comparable 2000 period. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business all contributed to the premium growth. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and, as a result, can fluctuate from period to period.

Other revenues increased by $13 million, or 45%, to $42 million for the year ended December 31, 2001 from $29 million for the comparable 2000 period. The increase is due to an increase in fees earned on financial reinsurance, primarily as a result of the acquisition of RGA Financial Group, LLC during the second half of 2000.

Policyholder benefits and claims increased by $388 million, or 35%, to $1,484 million for the year ended December 31, 2001 from $1,096 million for the comparable 2000 period. Claims experience for the year ended December 31, 2001, includes claims arising from the September 11, 2001 tragedies of approximately $16 million, net of amounts recoverable from reinsurers. As a percentage of premiums, policyholder benefits and claims increased to 84% for the year ended December 31, 2001 from 76% for the comparable 2000 period. This increase is attributed primarily to higher than expected mortality in the U.S. reinsurance operations during the first and fourth quarters, in addition to the claims arising from the terrorist attacks. Additionally, increases for benefits and adverse results on the reinsurance of Argentine pension business contributed to the increase. Mortality is expected to vary from period to period, but generally remains fairly constant over the long-term.

Interest credited to policyholder account balances increased by $13 million, or 12%, to $122 million for the year ended December 31, 2001 from $109 million for the comparable 2000 period. Interest credited to policyholder account balances relates to amounts credited on deposit-type contracts and certain cash-value contracts. The increase is primarily related to an increase in the underlying account balances due to a new block of single premium deferred annuities reinsured in 2001. Additionally, the crediting rate on certain blocks of annuities is based on the performance of the underlying assets. Therefore, any fluctuations in interest credited related to these blocks are generally offset by a corresponding change in net investment income.

Policyholder dividends were essentially unchanged at $24 million for the year ended December 31, 2001 as compared to $22 million for the year ended December 31, 2000.

Other expenses decreased by $7 million, or 2%, to $439 million for the year ended December 31, 2001 from $446 million for the comparable 2000 period. Other expenses, which include underwriting, acquisition and insurance expenses, were 20% of segment revenues in 2001 compared with 24% in 2000. This percentage fluctuates depending on the mix of the underlying insurance products being reinsured.

Minority interest, which represents third-party ownership interests in RGA, decreased by $15 million, or 22%, to $52 million for the year ended December 31, 2001 from $67 million for the comparable 2000 period due to lower RGA pre-minority interest net income.

Year ended December 31, 2000—Reinsurance

Revenues were $1,856 million for the year ended December 31, 2000. Reinsurance revenues are primarily derived from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties and income earned on invested assets. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and, as a result, can fluctuate from period to period.

Expenses were $1,672 million for the year ended December 31, 2000. Policy benefits and claims were 76% of premiums for the year ended December 31, 2000, which is consistent with management s expectations. Underwriting, acquisition and insurance expenses, which are included in other expenses, were 24% of premiums for the year ended December 31, 2000. This percentage fluctuates depending on the mix of the underlying insurance products being reinsured. Interest credited to policyholder account balances are related to amounts credited on RGA s deposit-type contracts and cash value products, which have a significant mortality component. This amount fluctuates with the changes in cash values and changes in interest crediting rates.

Minority interest, which represents third-party ownership interests in RGA, was $67 million for the year ended December 31, 2000.

Auto & Home

The following table presents consolidated financial information for the Auto & Home segment for the years presented:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Premiums	$2,755	$2,636	$1,751
Net investment income	200	194	103
Other revenues	22	40	21
Net investment (losses) gains	(17)	(20)	1
Total revenues	2,960	2,850	1,876
Expenses			
Policyholder benefits and claims	2,121	2,005	1,301
Other expenses	800	827	514
Total expenses	2,921	2,832	1,815
Income before provision for income taxes	39	18	61
(Benefit) Provision for income taxes	(2)	(12)	5
Net income	$ 41	$ 30	$ 56

Year ended December 31, 2001 compared with the year ended December 31, 2000—Auto & Home

Premiums increased by $119 million, or 5%, to $2,755 million for the year ended December 31, 2001 from $2,636 million for the comparable 2000 period. Auto premiums increased by $99 million. Property premiums increased by $17 million. Both increases were largely due to rate increases. Due to increased rate activity, the retention ratio for the existing business declined from 90% to 89%. Premiums from other personal lines increased by $3 million.

Other revenues decreased by $18 million, or 45%, to $22 million for the year ended December 31, 2001 from $40 million for the comparable 2000 period. This decrease is primarily due to a revision of an estimate made in 2000 of amounts recoverable from reinsurers related to the disposition of this segment s reinsurance business in 1990.

Policyholder benefits and claims increased by $116 million, or 6%, to $2,121 million for the year ended December 31, 2001 from $2,005 million for the comparable 2000 period. Auto policyholder benefits and claims increased by $62 million due to increased average claim costs, growth in the business and adverse weather in the first quarter of 2001. Despite this increase, the auto loss ratio decreased to 75.9% in 2001 from 76.6% in 2000 as a result of higher premiums per policy. Property policyholder benefits and claims increased by $41 million due to increased non-catastrophe weather-related losses in 2001. Correspondingly, the property loss ratio increased to 80.7% in 2001 from 76.4% in 2000. Catastrophes represented 13.5% of the loss ratio in 2001 compared to 17.3% in 2000. Other policyholder benefits and claims grew by $13 million, primarily due to an increase in high liability personal umbrella claims. This segment tends to be very volatile in the shorter-term versus a longer-term business cycle due to low premium volume and high liability limits.

Other expenses decreased by $27 million, or 3%, to $800 million for the year ended December 31, 2001 from $827 million for the comparable 2000 period. This decrease is due to a reduction in integration costs associated with the St. Paul acquisition. The expense ratio decreased to 29.0% in 2001 from 31.4% in 2000.

The effective income tax rates for the years ended December 31, 2001 and 2000 differ from the corporate tax rate of 35% due to the impact of non-taxable investment income.

Year ended December 31, 2000 compared with the year ended December 31, 1999—Auto & Home

Premiums increased by $885 million, or 51%, to $2,636 million in 2000 from $1,751 million in 1999, primarily due to the St. Paul acquisition in 1999. Excluding the impact of the St. Paul acquisition, premiums increased by $130 million, or 9%. Auto premiums increased by $95 million, or 8%, to $1,313 million in 2000 from $1,218 million in 1999. This increase is primarily due to growth in the standard auto insurance book of business, which was attributable to increased new business production resulting from an increase in independent agents in this segment s sales force and improved retention in the existing business. Policyholder retention in the standard auto business increased by 1% to 89%. Homeowner premiums increased by $27 million, or 11%, to $282 million in 2000 from $255 million in 1999 due to higher new business production as a result of a larger sales force and an increase in policyholder retention of 2% to 91% in 2000 from 89% in 1999. Premiums from other personal lines increased by 44% to $26 million in 2000 from $18 million in 1999.

Other revenues increased by $19 million, or 90%, to $40 million in 2000 from $21 million in 1999, primarily due to a revision of an estimate of amounts recoverable from reinsurers related to the disposition of this segment s reinsurance business in 1990.

Expenses increased by $1,017 million, or 56%, to $2,832 million in 2000 from $1,815 million in 1999. Excluding the impact of the St. Paul acquisition, expenses increased by $152 million, or 10%, which resulted in an increase in the combined ratio to 103.9% in 2000 from 102.8% in 1999. As discussed below, higher overall loss costs, predominately in the homeowners line, is the primary cause of this increase.

Policyholder benefits and claims increased by $704 million, or 54%, to $2,005 million in 2000 from $1,301 million in 1999. Automobile policyholder benefits and claims increased by $438 million, or 42%, to $1,490 million in 2000 from $1,052 million in 1999. Homeowner policyholder benefits and claims increased by $260 million, or 112%, to $493 million in 2000 from $233 million in 1999. Other policyholder benefits and claims increased by $6 million, or 38%, to $22 million in 2000 from $16 million in 1999. Correspondingly, the auto loss ratio increased to 76.6% in 2000 from 76.1% in 1999 and the homeowners loss ratio increased to 76.4% from 67.2% in 1999. The increase in the homeowners loss ratio is primarily due to higher catastrophe losses and expenses, predominantly in the St. Paul book of business. Catastrophes, including multiple storms and the Los Alamos fire, resulted in an increase in the catastrophe loss ratio to 17.3% in 2000 from 6.3% in 1999.

Excluding the impact of the St. Paul acquisition, policyholder benefits and claims increased by $124 million, or 11%. Auto policyholder benefits and claims increased by $102 million, or 11%, to $1,041 million in 2000 from $939 million in 1999. This is largely attributable to a 9% increase in the number of policies in force and increased costs resulting from an increase in the use of original equipment manufacturer parts and higher labor rates. The auto loss ratio increased to 79.3% in 2000 from 77.1% in 1999. Homeowners benefits and claims increased by $23 million, or 14%, to $186 million in 2000 from $163 million in 1999, primarily due to the increased volume of this book of business and increased catastrophe experience as discussed above. The homeowners loss ratio increased by 1.6% to 66.0% in 2000 from 64.4% in 1999. Other personal lines benefits and claims decreased by $1 million to $11 million in 2000 from $12 million in 1999.

Other expenses increased by $313 million, or 61%, to $827 million in 2000 from $514 million in 1999, which resulted in an increase in the expense ratio to 31.4% in 2000 from 29.3% in 1999. A portion of the increase in expenses from 1999 to 2000 is associated with the costs incurred in connection with the integration of the St. Paul business acquired.

Asset Management

The following table presents consolidated financial information for the Asset Management segment for the years presented:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Net investment income	$ 71	$ 90	$ 80
Other revenues	198	760	803
Net investment gains	25	—	—
Total revenues	294	850	883
Other Expenses	252	749	741
Income before provision for income taxes and minority interest	42	101	142
Provision for income taxes	15	32	37
Minority interest	—	35	54
Net income	$ 27	$ 34	$ 51

Year ended December 31, 2001 compared with the year ended December 31, 2000—Asset Management

Other revenues, which are primarily comprised of management and advisory fees from third parties, decreased by $562 million, or 74%, to $198 million in 2001 from $760 million in 2000. The most significant factors contributing to this decline were a $522 million decrease resulting from the sale of Nvest, which occurred on October 30, 2000, and a $48 million decrease resulting from the sale of Conning, which occurred on July 2, 2001. Excluding the impact of these transactions, other revenues increased by $8 million, or 5%, to $167 million in 2001 from $159 million in 2000. This is attributable to an increase in real estate assets under management that command a higher fee. Assets under management in the remaining Asset Management organization decreased from $56 billion as of December 31, 2000 to $51 billion at December 31, 2001. The decline occurred as a result of the equity market downturn and MetLife institutional customer withdrawals. Third party assets under management registered only a slight decrease of $352 million as a result of the equity market downturn, substantially offset by strong mutual fund sales and the purchase of a real estate portfolio in the second quarter of 2001 comprised of new assets of $1.7 billion. Management and advisory fees are typically calculated based on a percentage of assets under management, and are not necessarily proportionate to average assets managed due to changes in account mix.

Other expenses decreased by $497 million, or 66%, to $252 million in 2001 from $749 million in 2000. The sale of Nvest reduced other expenses by $457 million and the sale of Conning reduced other expenses by $55 million. Excluding the impact of these transactions, other expenses increased by $15 million, or 7%, to $217 million in 2001 from $202 million in 2000. This variance is attributable to an increase in total compensation and benefits and an increase in discretionary spending. Compensation and benefits expense totaled $111 million in 2001 and is comprised of approximately 63% base compensation and 37% variable compensation. Base compensation increased by $9 million, or 15%, to $70 million in 2001 from $61 million in 2000, primarily due to higher staffing levels. Variable compensation decreased by $1 million, or 2%, to $41 million in 2001 from $42 million in 2000 due to lower profitability. Variable incentive payments are based upon profitability, investment portfolio performance, new business sales and growth in revenues and profits. The variable compensation plans reward the employees for growth in their businesses, but also require them to share in the impact of any declines. Increased sales commissions arising from higher mutual fund sales in 2001 were largely offset by downward revisions in other variable compensation due to a decline in profits. Other general and administrative expenses increased $7 million, or 7%, to $106 million in 2001 from $99 million in 2000, primarily due to increases in occupancy costs and increased mutual fund reimbursement subsidies.

Minority interest, principally reflecting third-party ownership interest in Nvest, decreased by $35 million, or 100%, due to the sale of Nvest.

Year ended December 31, 2000 compared with the year ended December 31, 1999—Asset Management

Other revenues, which are primarily comprised of management and advisory fees, decreased by $43 million, or 5%, to $760 million in 2000 from $803 million in 1999. The most significant factor contributing to this decline is a $131 million decrease resulting primarily from the sale of Nvest, which occurred on October 30, 2000. This reduction is partially offset by a $79 million increase related to the acquisition of Conning, a component of the GenAmerica acquisition. Excluding the impact of these transactions, other revenues increased by $9 million, or 6%, to $159 million in 2000 from $150 million in 1999. This is attributable to an increase in average assets under management during the year and a change in asset mix. Despite a $1 billion, or 2%, decrease in assets under management from $57 billion as of December 31, 1999 to $56 billion at December 31, 2000, average assets under management exceed those for the same period in 1999. The decline occurred during the fourth quarter as a result of a market downturn. Management and advisory fees are typically calculated based on a percentage of assets under management, and are not necessarily proportionate to average assets managed due to changes in account mix.

Other expenses increased by $8 million, or 1%, to $749 million in 2000 from $741 million in 1999. The sale of Nvest reduced other expenses by $92 million and the acquisition of Conning increased other expenses by $90 million. Excluding the impact of these transactions, other expenses increased by $10 million, or 5%, to $202 million in 2000 from $192 million in 1999. Approximately half of the variance is attributable to an increase in total compensation and benefits. This expense totaled $103 million for the year 2000 and is comprised of approximately 59% base compensation and 41% variable compensation. Base compensation increased by $2 million, or 3%, to $61 million in 2000 from $59 million in 1999, primarily due to annual salary increases and higher staffing levels. Variable compensation increased by $3 million, or 8%, to $42 million in 2000 from $39 million in 1999. Variable incentive payments are based upon profitability, investment portfolio performance, new business sales and growth in revenues and profits. The variable compensation plans reward the employees for growth in their businesses, but also require them to share in the impact of any declines. General administrative expenses increased by $5 million, or 5%, to $99 million in 2000 from $94 million in 1999. This increase is primarily due to increased mutual fund expense subsidies, distribution costs and system enhancements.

Minority interest, reflecting third-party ownership interest in Nvest, decreased by $19 million, or 35%, to $35 million in 2000 from $54 million in 1999.

International

The following table presents consolidated financial information for the International segment for the years indicated:

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Revenues			
Premiums	$ 846	$ 660	$523
Universal life and investment-type product policy fees	38	53	43
Net investment income	267	254	206
Other revenues	16	9	12
Net investment (losses) gains	(16)	18	1
Total revenues	1,151	994	785
Expenses			
Policyholder benefits and claims	689	562	458
Interest credited to policyholder account balances	51	56	52
Policyholder dividends	36	32	22
Payments to former Canadian policyholders	—	327	—
Other expenses	329	292	248
Total expenses	1,105	1,269	780
Income (Loss) before provision for income taxes	46	(275)	5
Provision (Benefit) for income taxes	32	10	(16)
Net income (loss)	$ 14	$ (285)	$ 21

Year ended December 31, 2001 compared with the year ended December 31, 2000—International

Premiums increased by $186 million, or 28%, to $846 million for the year ended December 31, 2001 from $660 million for the comparable 2000 period. Mexico s premiums grew by $89 million due to additional sales in group life, major medical and individual life products. Protection-type product sales fostered by the continued expansion of the professional sales force in South Korea accounted for an additional $41 million in premiums. Spain s premiums rose by $18 million primarily due to continued growth in the direct auto business. Higher individual life sales resulted in an additional $17 million in Taiwanese premiums. The 2001 acquisition of Seasul in Brazil and the Chilean acquisitions increased premiums by $12 million and $7 million, respectively, in those countries. Hong Kong s premiums grew by $5 million primarily due to continued growth in the direct marketing, group life, and traditional life businesses. These variances were partially offset by a $3 million decline in Argentinean individual life premiums, reflecting the impact of recent economic and political events in that country. If these conditions continue, management expects further declines in Argentinean premiums. The remainder of the variance is attributable to minor fluctuations in several countries.

Universal life and investment-type product policy fees decreased by $15 million, or 28%, to $38 million for the year ended December 31, 2001 from $53 million for the comparable 2000 period. This decline is primarily attributable to a $19 million reduction in fees in Spain caused by a reduction in assets under management, as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. The remainder of the variance is attributable to minor fluctuations in several countries.

Other revenues increased by $7 million, or 78%, to $16 million for the year ended December 31, 2001 from $9 million for the comparable 2000 period. Argentina s other revenues grew by $5 million primarily due to foreign currency transaction gains in the private pension business, which was introduced in the third quarter of 2001. The required accounting for foreign currency translation fluctuations in Indonesia, a highly inflationary economy, resulted in a $3 million increase in other revenues. These variances were partially offset by a $3 million decrease in Taiwan due to higher group reinsurance commissions received in 2000. The remainder of the increase is attributable to minor variances in several countries.

Policyholder benefits and claims increased by $127 million, or 23%, to $689 million for the year ended December 31, 2001 from $562 million for the comparable 2000 period. Mexico's, South Korea's and Taiwan's policyholder benefits and claims grew by $74 million, $24 million and $15 million, respectively, commensurate with the overall premium variance discussed above. Brazil's policyholder benefits and claims rose by $9 million primarily due to the acquisition of Seasul. In addition, the Chilean acquisitions contributed $7 million to this variance. These variances are partially offset by a $7 million decline in Argentina's policyholder benefits and claims as a result of the impact of recent economic and political events in that country. The remainder of the variance is attributable to minor fluctuations in several countries.

Interest credited to policyholder account balances decreased by $5 million, or 9%, to $51 million for the year ended December 31, 2001 from $56 million for the comparable 2000 period. An overall decline in crediting rates on interest-sensitive products in 2001 as a result of the current interest rate environment is primarily responsible for a $6 million reduction in South Korea. Spain s interest credited dropped by $6 million due to a reduction in assets under management, as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. These variances were partially offset by a $2 million increase in both Mexico and Argentina, due to an increase in average customer account balances. Although Argentinean average customer account balances increased in 2001, management expects there will be a future reduction in assets under management as a result of the recent economic and political events in that country. However, government-imposed withdrawal restrictions as well as contract terms, specifically surrender charges, may moderate the impact. The remainder of the variance is attributable to minor fluctuations in several countries.

Policyholder dividends increased by $4 million, or 13%, to $36 million for the year ended December 31, 2001 from $32 million for the comparable 2000 period. The growth in Mexico s group life sales mentioned above resulted in an increase in policyholder dividends of $2 million. Taiwan s individual life sales contributed an additional $2 million in policyholder dividends. The remainder of the variance is attributable to minor fluctuations in several countries.

Payments of $327 million related to Metropolitan Life s demutualization were made during the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Company s Canadian operations in 1998.

Other expenses increased by $37 million, or 13%, to $329 million for the year ended December 31, 2001 from $292 million in the comparable 2000 period. Argentina s other expenses rose by $15 million due to a write-off of deferred policy acquisition costs, resulting from a revision in the calculation of estimated gross margins and profits caused by the anticipated impact of recent economic and political events in that country. Mexico and South Korea s other expenses grew by $13 million and $10 million, respectively, primarily due to the growth in business in these countries. Brazil s other expenses rose by $7 million primarily due to the acquisition of Seasul. In addition, the Chilean acquisitions contributed $3 million to this variance. These variances were partially offset by an $11 million decrease in Spain s other expenses due to a reduction in payroll, commissions, and administrative expenses as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. The remainder of the variance is attributable to minor fluctuations in several countries.

Year ended December 31, 2000 compared with the year ended December 31, 1999—International

Premiums increased by $137 million, or 26%, to $660 million in 2000 from $523 million in 1999. Mexico s premiums increased by $45 million, primarily due to new business growth in the group life and major medical products. South Korea s increase in premiums of $29 million is mainly attributable to the establishment of a new professional agency force resulting in higher productivity levels and an improvement in the individual life business persistency. The majority of Taiwan s premium increase of $28 million is due to overall growth in the individual life business. Increased sales from the direct auto business is the principal driver behind Spain s premium increase of $18 million. Brazil s premiums increased by $14 million resulting predominately from business expansion. Brazil began selling business late in the second quarter of 1999 and acquired two large blocks of business in the beginning of 2000. The remainder of the increase is due to minor increases in several other countries.

Universal life and investment-type product policy fees increased by $10 million, or 23%, to $53 million in 2000 from $43 million in 1999, primarily due to expanded business operations in both Argentina and Spain.

Other revenues decreased by $3 million to $9 million in 2000 from $12 million in 1999. This decrease is attributable to variances in several countries.

Policyholder benefits and claims increased by $104 million, or 23%, to $562 million in 2000 from $458 million in 1999. Mexico, Taiwan, South Korea and Brazil's policyholder benefits and claims increased by $35 million, $32 million, $14 million and $8 million, respectively, commensurate with the overall premium growth discussed above. Spain's policyholder benefits and claims increased by $11 million, primarily due to increases in auto claims. This is consistent with the premium growth discussed above. The remainder of the increase is primarily due to expanded business operations in several other countries.

Interest credited to policyholder account balances increased by $4 million, or 8%, to $56 million in 2000 from $52 million in 1999 as a result of growth in policyholder account balances in Argentina and Mexico.

Policyholder dividends increased by $10 million, or 45%, to $32 million in 2000 from $22 million in 1999. This increase is largely attributable to growth in Mexico s participating group business and is in line with the increase in premiums discussed above.

Payments of $327 million related to Metropolitan Life s demutualization were made during the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Company s Canadian operations in 1998.

Other expenses increased by $44 million, or 18%, to $292 million in 2000 from $248 million in 1999. This increase is partially attributable to business expansion initiatives in Brazil and Uruguay and the establishment of operations in Poland, the Philippines, and India in 2000. The remaining increase in other expenses is commensurate with the overall growth discussed above.

Corporate & Other

Year ended December 31, 2001 compared with the year ended December 31, 2000

Total revenues for Corporate & Other, which consist of net investment income, other revenues, and net investment losses that are not allocated to other business segments, decreased by $1,364 million, or 372%, to $(997) million in 2001 from $367 million in 2000. This decrease is primarily due to a $1,263 million increase in net investment losses. This rise in net investment losses reflects the elimination of a $1,526 million inter-segment gain associated with the inter-company sale of certain real estate properties to Metropolitan Insurance and Annuity Company, a subsidiary of the Holding Company, from Metropolitan Life. Total Corporate & Other expenses decreased by $6 million, or 1%, to $777 million in 2001 from $783 million in 2000. This decline in expenses is attributable to a $230 million reduction in demutualization costs and a $58 million decrease in interest expense due to reduced average levels in borrowing and a lower interest rate environment in 2001. These variances are partially offset by an increase in other expenses associated with a $250 million charge related to race-conscious litigation recorded in the fourth quarter of 2001 and $29 million of additional expenses associated with MetLife, Inc. shareholder services costs and start-up costs relating to MetLife s banking initiatives.

Year ended December 31, 2000 compared with the year ended December 31, 1999

Total revenues for Corporate & Other, which consist of net investment income, other revenues, and net investment losses that are not allocated to other business segments, increased by $33 million, or 10%, to $367 million in 2000 from $334 million in 1999. Excluding the impact of the GenAmerica acquisition, total revenues decreased by $100 million, or 30%. This decrease is primarily due to a $163 million increase in net investment losses. These losses reflect the continuation of the Company's strategy to reposition its investment portfolio to provide a higher operating return on its invested assets. Total Corporate & Other expenses decreased by $275 million, or 26%, to $783 million in 2000 from $1,058 million in 1999. Excluding the impact of the GenAmerica acquisition, total expenses decreased by $371 million, or 35%. During 1999, the Company reported a $499 million charge principally related to the settlement of a multidistrict litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs.

Liquidity and Capital Resources

The Holding Company

The primary uses of liquidity of the Holding Company include: common stock dividends, debt service on outstanding debt, including the interest payments on debentures issued to MetLife Capital Trust I and senior notes, contributions to subsidiaries, payment of general operating expenses and the repurchase of the Company s common stock. The Holding Company irrevocably guarantees, on a senior and unsecured basis, the payment in full of distributions on the capital securities and the stated liquidation amount of the capital securities, in each case to the extent of available trust funds. The primary source of the Holding Company s liquidity is dividends it receives from Metropolitan Life. Other sources of liquidity also include programs for short- and long-term borrowing, as needed, arranged through the Holding Company and MetLife Funding, Inc., a subsidiary of Metropolitan Life. In addition, the Holding Company filed a shelf registration statement, effective June 1, 2001, with the SEC which permits the registration and issuance of debt and equity securities as described more fully therein. The Company issued debt in the amount of $1.25 billion in November 2001 under this registration statement. See "— The Company — Financing below.

Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The New York Insurance Department (the "Department) has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. Management of the Company cannot provide assurance that Metropolitan Life will have statutory earnings to support payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements and pay cash dividends or that the Superintendent will not disapprove any dividends that Metropolitan Life must submit for the Superintendent s consideration. MetLife s other insurance subsidiaries are also subject to restrictions on the payment of dividends to their respective parent companies.

The dividend limitation is based on statutory financial results. Statutory accounting practices, as prescribed by the Department, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to deferred policy acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions, goodwill and surplus notes.

Based on the historic cash flows and the current financial results of Metropolitan Life, subject to any dividend limitations which may be imposed upon Metropolitan Life or its subsidiaries by regulatory authorities, management believes that cash flows from operating activities, together with the dividends Metropolitan Life is permitted to pay without prior insurance regulatory clearance, will be sufficient to enable the Holding Company to make payments on the debentures issued to MetLife Capital Trust I and the senior notes, make dividend payments on its Common Stock, pay all operating expenses and meet its other obligations.

On March 28, 2001, the Holding Company s Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of an earlier $1 billion repurchase program that was announced on June 27, 2000. Under these authorizations, the Holding Company may purchase its common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions. Under these programs, as of December 31, 2001, MetLife has repurchased 60,065,224 shares of common stock for $1,723 million. At December 31, 2001, $277 million of the March 28, 2001 authorization remained available for common stock repurchases. On February 19, 2002, the Holding Company s Board of Directors authorized an additional $1 billion common stock repurchase program. This program will begin after the completion of the March 28, 2001 repurchase program.

On August 7, 2001, the Company purchased 10 million shares of its common stock as part of the sale of 25 million shares of MetLife common stock by Santusa Holdings, S.L., an affiliate of Banco Santander. The sale by Santusa Holdings, S.L. was made pursuant to a shelf registration statement, effective June 29, 2001.

Restrictions and Limitations on Bank Holding Companies and Financial Holding Companies — Capital. MetLife, Inc. and its insured depository institution subsidiaries are subject to risk-based and leverage capital guidelines issued by the federal banking regulatory agencies for banks and financial holding companies. The federal banking regulatory agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards. At December 31, 2001 MetLife, Inc. and its insured depository institution subsidiaries were in compliance with the aforementioned guidelines.

Restrictions and Limitations on Bank Holding Companies and Financial Holding Companies — Change of Control. As a "financial holding company and "bank holding company under the federal banking laws, the Company is required to obtain the prior approval of the Board of Governors of the Federal Reserve System for the changes of control. A change of control is conclusively presumed upon acquisitions of 25% or more of any class of voting securities and rebuttably presumed upon acquisitions of 10% or more of any class voting securities. Further, as a result of MetLife, Inc. s ownership of MetLife Bank, N.A., a national bank, the Office of the Comptroller of the Currency's approval would be required in connection with a change of control (generally presumed upon the acquisition of 10% or more of any class of voting securities) of MetLife, Inc.

The Company

Liquidity sources. The Company's principal cash inflows from its insurance activities come from life insurance premiums, annuity considerations and deposit funds. A primary liquidity concern with respect to these cash inflows is the risk of early contractholder and policyholder withdrawal. The Company seeks to include provisions limiting withdrawal rights on many of its products, including general account institutional pension products (generally group annuities, including guaranteed interest contracts and certain deposit fund liabilities) sold to employee benefit plan sponsors.

The Company's principal cash inflows from its investment activities result from repayments of principal, proceeds from maturities and sales of invested assets and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of default by debtors, and interest rate and other market volatilities. The Company closely monitors and manages these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from the Company's portfolio of liquid assets. These liquid assets include substantial holdings of U.S. Treasury securities, short-term investments, marketable fixed maturity securities and common stocks. The Company s available portfolio of liquid assets was approximately $108 billion and $101 billion at December 31, 2001 and 2000, respectively.

Sources of liquidity also include facilities for short- and long-term borrowing as needed, arranged through the Holding Company and MetLife Funding, Inc., a subsidiary of Metropolitan Life. See "— Financing below.

Liquidity uses. The Company's principal cash outflows primarily relate to the liabilities associated with its various life insurance, annuity and group pension products, operating expenses and income taxes, as well as principal and interest on its outstanding debt obligations. Liabilities arising from its insurance activities primarily relate to benefit payments under the above-named products, as well as payments for policy surrenders, withdrawals and loans.

The Company s management believes that its sources of liquidity are more than adequate to meet its current cash requirements, particularly considering the level of liquid assets referred to in the section above. The nature of the Company s diverse product portfolio and customer base lessen the likelihood that normal operations will result in any significant strain on liquidity in 2002. The following table summarizes its major contractual obligations, apart from those arising from its ordinary product and investment purchase activities:

Contractual Obligations	Total	2002	2003	2004	2005	2006	Thereafter
Long-term debt	$3,628	$207	$439	$ 27	$ 272	$609	$2,074
Operating leases	607	132	113	92	76	60	134
Company-obligated securities	1,356	—	—	—	1,006	—	350
Partnership investments	1,898	—	—	1,898	—	—	—
Mortgage commitments	423	423	—	—	—	—	—
Total	$7,912	$762	$552	$2,017	$1,354	$669	$2,558

The Company s committed and unsecured credit facilities aggregating $2,250 million expire $1,250 million in April of 2002 and $1,000 million in April of 2003 and are principally used as backup for the Company s commercial paper program. Additionally, RGA has credit facilities totaling $180 million, all of which expire in 2005.

At December 31, 2001, the Company had $473 million in letters of credit from various banks outstanding, all of which expire within one year. Since commitments associated with letters of credit and financing arrangements may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

Litigation. Various litigation claims and assessments against the Company have arisen in the course of the Company s business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company s compliance with applicable insurance and other laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company s consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods. See Note 11 of Notes to Consolidated Financial Statements.

Risk-based capital ("RBC). Section 1322 of the New York Insurance Law requires that New York domestic life insurers report their RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Section 1322 gives the Superintendent explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. At December 31, 2001, Metropolitan Life s and each of the other U.S. insurance subsidiaries total adjusted capital was in excess of each of the RBC levels required by each state of domicile.

The National Association of Insurance Commissioners' ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The adoption of the Codification in accordance with NAIC guidance would have increased Metropolitan Life s statutory capital and surplus by approximately $1.5 billion. The adoption of the Codification, as modified by the Department, increased Metropolitan Life's statutory capital and surplus by approximately $84 million, as of January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on Metropolitan Life's statutory surplus and capital.

Financing. MetLife Funding, Inc. ("MetLife Funding") serves as a centralized finance unit for Metropolitan Life. Pursuant to a support agreement, Metropolitan Life has agreed to cause MetLife Funding to have a tangible net worth of at least one dollar. At December 31, 2001 and 2000, MetLife Funding had a tangible net worth of $10.6 million and $10.3 million, respectively. MetLife Funding raises funds from various funding sources and uses the proceeds to extend loans to the Holding Company, Metropolitan Life and other affiliates. MetLife Funding manages its funding sources to enhance the financial flexibility and liquidity of Metropolitan Life. At December 31, 2001 and 2000, MetLife Funding had total outstanding liabilities of $133 million and $1.1 billion, respectively, consisting primarily of commercial paper. The Holding Company is authorized to raise funds from various funding sources and uses the proceeds for general corporate purposes. At December 31, 2001, the Holding Company had no outstanding short-term debt. In November 2001, the Holding Company issued $750 million 6.125% senior notes due 2011 and $500 million 5.25% senior notes due 2006 under the shelf registration statement discussed above in "— The Holding Company.

The Company also maintained approximately $2.4 billion and $2 billion in committed credit facilities at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, there was approximately $24 million and $98 million, respectively, outstanding under these facilities. At December 31, 2001, $473 million in letters of credit from various banks were outstanding.

Support agreements. In addition to its support agreement with MetLife Funding described above, Metropolitan Life has entered into a net worth maintenance agreement with New England Life Insurance Company ("New England Life), whereby it is obligated to maintain New England Life s statutory capital and surplus at the greater of $10 million or the amount necessary to prevent certain regulatory action by Massachusetts, the state of domicile of this subsidiary. The capital and surplus of New England Life at December 31, 2001 was in excess of the amount that would trigger such an event.

In connection with the Company s acquisition of GenAmerica, Metropolitan Life entered into a net worth maintenance agreement with General American, whereby Metropolitan Life is obligated to maintain General American s statutory capital and surplus at the greater of $10 million or the amount necessary to maintain the capital and surplus of General American at a level not less than 180% of the NAIC Risk Based Capitalization Model. The capital and surplus of General American at December 31, 2001 was in excess of the required amount.

Metropolitan Life has also entered into arrangements with some of its other subsidiaries and affiliates to assist such subsidiaries and affiliates in meeting various jurisdictions regulatory requirements regarding capital and surplus. In addition, Metropolitan Life has entered into a support arrangement with respect to reinsurance obligations of Metropolitan Insurance and Annuity Company ("MIAC). Management does not anticipate that these arrangements will place any significant demands upon the Company's liquidity resources.

The Holding Company has agreed to make capital contributions, in any event not to exceed $120 million, to MIAC in the aggregate amount of the excess of (i) the debt service payments required to be made, and the capital expenditure payments required to be made or reserved for, under the borrowings made by MIAC subsidiaries to fund the purchase of certain real estate properties from Metropolitan Life during the two year period following the date of borrowings, over (ii) the cash flows generated by these properties.

Consolidated cash flows. Net cash provided by operating activities was $4,799 million, $1,299 million and $3,883 million for the years ended December 31, 2001, 2000, and 1999, respectively. The fluctuations in cash provided by the Company's operations between periods are primarily due to the timing in the settlement of security trades and other receivables and payables. Net cash provided by operating activities in 2001, 2000 and 1999 was more than adequate to meet liquidity requirements.

Net cash (used in) provided by investing activities was $(3,663) million, $309 million and $(2,389) million for the years ended December 31, 2001, 2000 and 1999, respectively. Purchases of investments exceeded sales, maturities and repayments by $3,289 million, $7,101 million and $461 million in 2001, 2000 and 1999, respectively. These net purchases were primarily attributable to the investment of collateral received in connection with the securities lending program. In addition, the reinvestment of the proceeds from the sale of Nvest on October 30, 2000 and the planned increase in the cash position within the investment portfolio in 2001 contributed to the variance. Cash flows from investment activities increased by $360 million, $5,840 million and $2,692 million in 2001, 2000 and 1999, respectively, as a result of increased volume in the securities lending program.

Net cash provided by (used in) financing activities was $2,903 million, $(963) million and $(2,006) million for the years ended December 31, 2001, 2000 and 1999, respectively. In 2001, the primary sources of cash from financing activities were the issuance of long-term debt by the Holding Company in the form of senior notes and the issuance of mandatorily convertible securities by RGA in connection with the formation of RGA Capital Trust I. The primary uses of cash in financing activities include stock repurchases, common stock cash dividends and the pay-down of short-term debt. In 2000, the primary sources of cash from financing activities include cash proceeds from the Company's initial public offering and concurrent private placements in April 2000, as well as the issuance of mandatorily convertible securities in connection with the formation of MetLife Capital Trust I. The primary uses of cash in financing activities include cash payments to eligible policyholders in connection with the demutualization, stock repurchases, common stock cash dividends, and the pay-down of short-term debt. Deposits to policyholders account balances exceeded withdrawals by $3,674 million and $386 million in 2001 and 2000, respectively, as compared with withdrawals from policyholder account balances exceeding deposits of $2,222 million in 1999. Short-term financing decreased by $730 million and $3,095 million in 2001 and 2000, respectively, compared with an increase of $608 million in 1999, while net additions to long-term debt were $1,228 million and $83 million in 2001 and 2000 compared with net reductions of $392 million in 1999.

The operating, investing and financing activities described above resulted in an increase (decrease) in cash and cash equivalents of $4,039 million, $645 million and $(512) million for the years ended December 31, 2001, 2000 and 1999, respectively.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company from January 1, 1999 through December 31, 2001 aggregated $2 million. The Company maintained a liability of $61 million at December 31, 2001 for future assessments in respect of currently impaired, insolvent or failed insurers.

In the past five years, none of the aggregate assessments levied against MetLife's insurance subsidiaries has been material. The Company has established liabilities for guaranty fund assessments that it considers adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

Effects of Inflation

The Company does not believe that inflation has had a material effect on its consolidated results of operations, except insofar as inflation may affect interest rates.

Accounting Standards

During 2001, the Company adopted or applied the following accounting standards: (i) Statement of Financial Accounting Standards ("SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133), (ii) SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a replacement of FASB No. 125*, (iii) Emerging Issues Task Force Issue No. 99-20, *Recognition of Interest Income and Impairment on Certain Investments*, (iv) SFAS No. 141, *Business Combinations*, and (v) Staff Accounting Bulletin No. 102, *Selected Loan Loss Allowance and Documentation Issues*. Adoption of these standards did not have a material impact on the Company s consolidated financial statements. The Financial Accounting Standards Board ("FASB") continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company s treatment of derivatives in subsequent accounting periods.

On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142). The Company is in the process of developing an estimate of the impact of the adoption of SFAS 142, if any, on its consolidated financial statements. On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144). The adoption of SFAS 144 by the Company is not expected to have a material impact on the Company's consolidated financial statements at the date of adoption.

The FASB is currently deliberating the issuance of an interpretation of SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, to provide additional guidance to assist companies in identifying and accounting for special purpose entities ("SPEs), including when SPEs should be consolidated by the investor. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of an SPE unless the SPE can meet certain independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of these entities by the Company.

The FASB is currently deliberating the issuance of a proposed statement that would amend SFAS No. 133. The proposed statement will address and resolve certain pending Derivatives Implementation Group ("DIG) issues. The outcome of the pending DIG issues and other provisions of the statement could impact the Company's accounting for beneficial interests, loan commitments and other transactions deemed to be derivatives under the new statement. The Company s accounting for such transactions is currently based on management s interpretation of the accounting literature as of March 18, 2002.

Investments

The Company had total cash and invested assets at December 31, 2001 of $169.7 billion. In addition, the Company had $62.7 billion held in its separate accounts, for which the Company generally does not bear investment risk.

The Company s primary investment objective is to maximize after-tax operating income consistent with acceptable risk parameters. The Company is exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates; and
- market valuation risk for equity holdings.

The Company manages risk through in-house fundamental analysis of the underlying obligors, issuers, transaction structures and real estate properties. The Company also manages credit risk and market valuation risk through industry and issuer diversification and asset allocation. For real estate and agricultural assets, the Company manages credit risk and valuation risk through geographic, property type, and product type diversification and asset allocation. The Company manages interest rate risk as part of its asset and liability management strategies, product design, such as the use of market value adjustment features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of its products, such as the resetting of credited interest and dividend rates for policies that permit such adjustments.

The following table summarizes the Company s cash and invested assets at December 31, 2001 and December 31, 2000:

	At December 31,			
	2001		2000	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Fixed maturities available-for-sale, at fair value	$115,398	68.0%	$112,979	70.7%
Mortgage loans on real estate	23,621	13.9	21,951	13.7
Policy loans	8,272	4.9	8,158	5.1
Cash and cash equivalents	7,473	4.4	3,434	2.1
Real estate and real estate joint ventures	5,730	3.4	5,504	3.4
Equity securities and other limited partnership interests	4,700	2.8	3,845	2.4
Other invested assets	3,298	1.9	2,821	1.8
Short-term investments	1,203	0.7	1,269	0.8
Total cash and invested assets	$169,695	100.0%	$159,961	100.0%

Investment Results

The annual yields on general account cash and invested assets, excluding net investment gains and losses, were 7.56%, 7.54% and 7.27% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table illustrates the annual yields on average assets for each of the components of the Company s investment portfolio for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			(Dollars in millions)			
Fixed Maturities:(2)						
Investment income	7.89%	$ 8,574	7.81%	$ 8,538	7.45%	$ 7,171
Net investment losses		(645)		(1,437)		(538)
Total		$ 7,929		$ 7,101		$ 6,633
Ending assets		$115,398		$12,979		$96,981
Mortgage Loans:(3)						
Investment income	8.17%	$ 1,848	7.87%	$ 1,693	8.14%	$ 1,484
Net investment gains (losses)		(91)		(18)		28
Total		$ 1,757		$ 1,675		$ 1,512
Ending assets		$ 23,621		$21,951		$19,739
Policy Loans:						
Investment income	6.56%	$ 536	6.45%	$ 515	6.13%	340
Ending assets		$ 8,272		$ 8,158		$ 5,598

	2001		2000		1999	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			(Dollars in millions)			
Cash, Cash Equivalents and Short-term Investments:						
Investment income	5.54%	$ 279	5.72%	$ 288	4.22%	$ 173
Net investment losses		(5)		—		—
Total		$ 274		$ 288		$ 173
Ending assets		$ 8,676		$ 4,703		$ 5,844
Real Estate and Real Estate Joint Ventures:(4)						
Investment income, net of expenses	10.58%	$ 584	11.09%	$ 629	9.67%	$ 581
Net investment gains (losses)		(4)		101		265
Total		$ 580		$ 730		$ 846
Ending assets		$ 5,730		$ 5,504		$ 5,649
Equity Securities and Other Limited Partnership Interests:						
Investment income	2.37%	$ 97	4.98%	$ 183	7.12%	$ 239
Net investment gains (losses)		(96)		185		132
Total		$ 1		$ 368		$ 371
Ending assets		$ 4,700		$ 3,845		$ 3,337
Other Invested Assets:						
Investment income	7.60%	$ 249	6.30%	$ 162	6.01%	$ 91
Net investment gains (losses)		79		65		(24)
Total		$ 328		$ 227		$ 67
Ending assets		$ 3,298		$ 2,821		$ 1,501
Total Investments:						
Investment income before expenses and fees	7.72%	$ 12,167	7.70%	$12,008	7.47%	$10,079
Investment expenses and fees	(0.16%)	(244)	(0.16%)	(240)	(0.20%)	(263)
Net investment income	7.56%	$ 11,923	7.54%	$11,768	7.27%	$ 9,816
Net investment losses		(762)		(1,104)		(137)
Adjustments to investment losses(5)		134		54		67
Gains from sales of subsidiaries		25		660		—
Total		$ 11,320		$11,378		$ 9,746

(1) Yields are based on quarterly average asset carrying values for 2001, 2000 and 1999, excluding recognized and unrealized gains and losses, and for yield calculation purposes, average assets exclude collateral associated with the Company's securities lending program. Fixed maturity investment income has been reduced by rebates paid under the program.

(2) Included in fixed maturities are equity-linked notes of $1,004 million, $1,232 million and $1,079 million at December 31, 2001, 2000 and 1999, respectively, which include an equity-like component as part of the notes' return. Investment income for fixed maturities includes prepayment fees and income from the securities lending program.

(3) Investment income from mortgage loans includes prepayment fees.

(4) Real estate and real estate joint venture income is shown net of depreciation of $220 million, $224 million and $247 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(5) Adjustments to investment gains and losses include amortization of deferred policy acquisition costs, charges and credits to participating contracts, and adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Fixed Maturities

Fixed maturities consist principally of publicly traded and privately placed debt securities, and represented 68.0% and 70.7% of total cash and invested assets at December 31, 2001 and 2000, respectively.

Based on estimated fair value, public fixed maturities and private fixed maturities comprised 83.7% and 16.3%, respectively, of total fixed maturities at December 31, 2001 and 83.6% and 16.4%, respectively, at December 31, 2000. The Company invests in privately placed fixed maturities to enhance the overall value of its portfolio, increase diversification and obtain higher yields than can ordinarily be obtained with comparable public market securities. Generally, private placements provide the Company with protective covenants, call protection features and, where applicable, a higher level of collateral. However, the Company may not freely trade its private placements because of restrictions imposed by federal and state securities laws and illiquid trading markets.

The Securities Valuation Office of the NAIC evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations. The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3 or higher by Moody's Investors Service ("Moody's), or rated "BBB– or higher by Standard & Poor's ("S&P)) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1 or lower by Moody's, or rated "BB+ or lower by S&P).

The following table presents the Company's total fixed maturities by NAIC designation and the equivalent ratings of the Nationally Recognized Statistical Rating Organizations at December 31, 2001 and 2000, as well as the percentage, based on estimated fair value, that each designation comprises:

NAIC Rating	Rating Agency Equivalent Designation	At December 31, 2001 Amortized Cost	Estimated Fair Value	% of Total	At December 31, 2000 Amortized Cost	Estimated Fair Value	% of Total
		(Dollars in millions)					
1	Aaa/Aa/A	$ 72,098	$ 75,265	65.2%	$ 72,170	$ 74,389	65.9%
2	Baa	29,128	29,581	25.6	28,470	28,405	25.1
3	Ba	6,021	5,856	5.1	5,935	5,650	5.0
4	B	3,205	3,100	2.7	3,964	3,758	3.3
5	Caa and lower	726	597	0.5	123	95	0.1
6	In or near default	327	237	0.2	319	361	0.3
	Subtotal	111,505	114,636	99.3	110,981	112,658	99.7
	Redeemable preferred stock	783	762	0.7	321	321	0.3
	Total fixed maturities	$112,288	$115,398	100.0%	$111,302	$112,979	100.0%

Based on estimated fair values, total investment grade public and private placement fixed maturities comprised 90.8% and 91.0% of total fixed maturities in the general account at December 31, 2001 and 2000, respectively.

The following table shows the amortized cost and estimated fair value of fixed maturities, by contractual maturity dates (excluding scheduled sinking funds) at December 31, 2001 and 2000:

	At December 31, 2001 Amortized Cost	2001 Estimated Fair Value	2000 Amortized Cost	2000 Estimated Fair Value
	(Dollars in millions)			
Due in one year or less	$ 4,001	$ 4,049	$ 3,465	$ 3,460
Due after one year through five years	20,168	20,841	21,041	21,275
Due after five years through ten years	22,937	23,255	23,872	23,948
Due after ten years	30,565	32,017	29,564	30,402
Subtotal	77,671	80,162	77,942	79,085
Mortgage-backed and other asset-backed securities	33,834	34,474	33,039	33,573
Subtotal	111,505	114,636	110,981	112,658
Redeemable preferred stock	783	762	321	321
Total fixed maturities	$112,288	$115,398	$111,302	$112,979

Problem, potential problem and restructured fixed maturities. The Company monitors fixed maturities to identify investments that management considers to be problems or potential problems. The Company also monitors investments that have been restructured.

The Company defines problem securities in the fixed maturities category as securities as to which principal or interest payments are in default or are to be restructured pursuant to commenced negotiations, or as securities issued by a debtor that has entered into bankruptcy.

The Company defines potential problem securities in the fixed maturity category as securities of an issuer deemed to be experiencing significant operating problems or difficult industry conditions. The Company uses various criteria, including the following, to identify potential problem securities:

- debt service coverage or cash flow falling below certain thresholds which vary according to the issuer's industry and other relevant factors;
- significant declines in revenues or margins;
- violation of financial covenants;
- public securities trading at a substantial discount deemed to be other-than-temporary as a result of specific credit concerns; and
- other subjective factors.

The Company defines restructured securities in the fixed maturities category as securities to which the Company has granted a concession that it would not have otherwise considered but for the financial difficulties of the obligor. The Company enters into a restructuring when it believes it will realize a greater economic value under the new terms rather than through liquidation or disposition. The terms of the restructuring may involve some or all of the following characteristics: a reduction in the interest rate, an extension of the maturity date, an exchange of debt for equity or a partial forgiveness of principal or interest.

The following table presents the estimated fair value of the Company's total fixed maturities classified as performing, problem, potential problem and restructured fixed maturities at December 31, 2001 and 2000:

	At December 31, 2001 Estimated Fair Value	2001 % of Total	2000 Estimated Fair Value	2000 % of Total
	(Dollars in millions)			
Performing	$114,879	99.6%	$112,371	99.5%
Potential Problem	386	0.3	364	0.3
Problem	111	0.1	163	0.1
Restructured	22	0.0	81	0.1
Total	$115,398	100.0%	$112,979	100.0%

The Company classifies all of its fixed maturities as available-for-sale and marks them to market. The Company writes down to fair value fixed maturities that it deems to be other than temporarily impaired. The Company records write-downs as investment losses and adjusts the cost basis of the fixed maturities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Such write-downs were $273 million and $339 million for the years ended December 31, 2001 and 2000, respectively.

Fixed maturities by sector. The Company diversifies its fixed maturities by security sector. The following table sets forth the estimated fair value of the Company's fixed maturities by sector, as well as the percentage of the total fixed maturities holdings that each security sector comprised at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
U.S. treasuries/agencies	$ 9,213	8.0%	$ 9,634	8.5%
Corporate securities	62,656	54.3	60,675	53.8
Foreign government securities	4,890	4.2	5,341	4.7
Mortgage-backed securities	26,328	22.8	25,726	22.8
Asset-backed securities	8,146	7.1	7,847	6.9
Other fixed income assets	4,165	3.6	3,756	3.3
Total	$115,398	100.0%	$112,979	100.0%

Corporate fixed maturities. The table below shows the major industry types that comprise the corporate bond holdings at the dates indicated:

	At December 31,			
	2001		2000	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Industrial	$27,346	43.7%	$27,369	45.1%
Utility	7,030	11.2	7,014	11.6
Finance	12,997	20.7	12,729	21.0
Yankee/Foreign(1)	14,767	23.6	13,233	21.8
Other	516	0.8	330	0.5
Total	$62,656	100.0%	$60,675	100.0%

(1) Includes publicly traded, dollar-denominated debt obligations of foreign obligors, known as Yankee bonds, and other foreign investments.

The Company diversifies its corporate bond holdings by industry and issuer. The portfolio has no exposure to any single issuer in excess of 1% of its total invested assets. At December 31, 2001, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $4,176 million, which was less than 3% of the Company's total invested assets at such date. The exposure to the largest single issuer of corporate bonds the Company held at December 31, 2001 was $598 million.

At December 31, 2001, investments of $7,120 million, or 48.2% of the Yankee/Foreign sector, represented exposure to traditional Yankee bonds. The balance of this exposure was primarily dollar-denominated, foreign private placements and project finance loans. The Company diversifies the Yankee/Foreign portfolio by country and issuer.

The Company does not have material exposure to foreign currency risk in its invested assets. In the Company's international insurance operations, both its assets and liabilities are generally denominated in local currencies. Foreign currency denominated securities supporting U.S. dollar liabilities are generally swapped back into U.S. dollars.

The Company's exposure to future deterioration in the economic and political environment in Argentina, with respect to its Argentine-related investments, is limited to the net carrying value of those assets, which totaled less than $300 million as of December 31, 2001.

Mortgage-backed securities. The following table shows the types of mortgage-backed securities the Company held at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Pass-through securities	$10,542	40.0%	$10,610	41.3%
Collateralized mortgage obligations	10,432	39.7	9,866	38.3
Commercial mortgage-backed securities	5,354	20.3	5,250	20.4
Total	$26,328	100.0%	$25,726	100.0%

At December 31, 2001, pass-through and collateralized mortgage obligations totaled $20,974 million, or 79.7% of total mortgage-backed securities, and a majority of this amount represented agency-issued pass-through and collateralized mortgage obligations guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Other types of mortgage-backed securities comprised the balance of such amounts reflected in the table. At December 31, 2001, approximately $2,955 million, or 55.2% of the commercial mortgage-backed securities, and $20,194 million, or 96.3% of the pass-through securities and collateralized mortgage obligations, were rated Aaa/AAA by Moody's or S&P.

The principal risks inherent in holding mortgage-backed securities are prepayment, extension and collateral risks, which will affect the timing of when cash flow will be received. The Company's active monitoring of its mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations.

Asset-backed securities. Asset-backed securities, which include home equity loans, credit card receivables, collateralized debt obligations and automobile receivables, are purchased both to diversify the overall risks of the Company's fixed maturities assets and to provide attractive returns. The Company's asset-backed securities are diversified both by type of asset and by issuer. Home equity loans constitute the largest exposure in the Company s asset-backed securities investments. Except for asset-backed securities backed by home equity loans, the asset-backed securities investments generally have little sensitivity to changes in interest rates. Approximately $3,427 million and $3,149 million, or 42.1% and 40.1%, of total asset-backed securities were rated Aaa/AAA by Moody s or S&P at December 31, 2001 and 2000, respectively.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security s priority in the issuer s capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

Structured investment transactions. The Company participates in structured investment transactions as part of its risk management strategy, including asset liability management, and to enhance the Company s total return on its investment portfolio. These investments are predominately made through bankruptcy-remote SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. These investments are referred to as beneficial interests.

The Company s exposure to losses related to these SPEs is limited to its carrying value since the Company has not guaranteed the performance, liquidity or obligations of the SPEs. As prescribed by GAAP, the Company does not consolidate such SPEs since unrelated third parties hold controlling interests through ownership of the SPEs equity, representing at least three percent of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interests in the SPE.

The Company also sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns a management fee on the outstanding securitized asset balance. When the Company transfers assets to an SPE and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. The Company has sponsored four securitizations with a total of approximately $1.5 billion in financial assets as of December 31, 2001. Two of these transactions, which were executed in 2001, included the transfer of assets totaling approximately $289 million which resulted in the recognition of an insignificant amount of investment gains. The Company's beneficial interests in these SPEs and the related investment income were insignificant as of and for the years ended December 31, 2001 and 2000.

The Company also invests in structured investment transactions which are managed and controlled by unrelated third parties. In instances where the Company exercises significant influence over the operating and financial policies of an SPE, the beneficial interests are accounted for in accordance with the equity method of accounting. Where the Company does not exercise significant influence, the structure of the beneficial interests (i.e., debt or equity securities) determines the method of accounting for the investment. Such beneficial interests generally are structured notes, which are classified as fixed maturities, and the related income is recognized using the retrospective interest method. Beneficial interests other than structured notes are also classified as fixed maturities, and the related income is recognized using the level yield method. The carrying value of all such investments was approximately $1.6 billion and $1.3 billion at December 31, 2001 and 2000, respectively. The related income recognized was $44 million and $62 million for the years ended December 31, 2001 and 2000, respectively.

Mortgage Loans

The Company s mortgage loans are collateralized by commercial, agricultural and residential properties. Mortgage loans comprised 13.9% and 13.7% of the Company s total cash and invested assets at December 31, 2001 and 2000, respectively. The carrying value of mortgage loans is stated at original cost net of prepayments, amortization of premiums, accretion of discounts and valuation allowances. The following table shows the carrying value of the Company s mortgage loans by type at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Commercial	$17,959	76.0%	$16,869	76.8%
Agricultural	5,268	22.3	4,973	22.7
Residential	394	1.7	109	0.5
Total	$23,621	100.0%	$21,951	100.0%

Commercial mortgage loans. The Company diversifies its commercial mortgage loans by both geographic region and property type, and manages these investments through a network of regional offices overseen by its investment department. The following table presents the distribution across geographic regions and property types for commercial mortgage loans at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Region				
South Atlantic	$ 4,729	26.3%	$ 4,542	26.9%
Pacific	3,593	20.0	3,111	18.4
Middle Atlantic	3,248	18.1	2,968	17.6
East North Central	2,003	11.2	1,822	10.8
West South Central	1,021	5.7	1,169	6.9
New England	1,198	6.7	1,157	6.9
Mountain	733	4.1	753	4.5
West North Central	727	4.0	740	4.4
International	526	2.9	433	2.6
East South Central	181	1.0	174	1.0
Total	$17,959	100.0%	$16,869	100.0%
Property Type				
Office	$ 8,293	46.2%	$ 7,577	44.9%
Retail	4,208	23.4	4,148	24.6
Apartments	2,553	14.2	2,585	15.3
Industrial	1,813	10.1	1,414	8.4
Hotel	864	4.8	865	5.1
Other	228	1.3	280	1.7
Total	$17,959	100.0%	$16,869	100.0%

The following table presents the scheduled maturities for the Company's commercial mortgage loans at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Due in one year or less	$ 840	4.7%	$ 644	3.8%
Due after one year through two years	677	3.8	934	5.5
Due after two years through three years	1,532	8.5	830	4.9
Due after three years through four years	1,772	9.9	1,551	9.2
Due after four years through five years	2,078	11.6	1,654	9.8
Due after five years	11,060	61.5	11,256	66.8
Total	$17,959	100.0%	$16,869	100.0%

Problem, potential problem and restructured mortgage loans. The Company monitors its mortgage loan investments on a continual basis. Through this monitoring process, the Company reviews loans that are restructured, delinquent or under foreclosure and identifies those that management considers to be potentially delinquent. These loan classifications are generally consistent with those used in industry practice.

The Company defines restructured mortgage loans, consistent with industry practice, as loans in which the Company, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. This definition provides for loans to exit the restructured category under certain conditions. The Company defines delinquent mortgage loans, consistent with industry practice, as loans in which two or more interest or principal payments are past due. The Company defines mortgage loans under foreclosure, consistent with industry practice, as loans in which foreclosure proceedings have formally commenced. The Company defines potentially delinquent loans as loans that, in management's opinion, have a high probability of becoming delinquent.

The Company reviews all mortgage loans on an annual basis. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis and tenant creditworthiness. The Company also reviews loan-to-value ratios and debt coverage ratios for restructured loans, delinquent loans, loans under foreclosure, potentially delinquent loans, loans with an existing valuation allowance, loans maturing within two years and loans with a loan-to-value ratio greater than 90% as determined in the prior year.

The Company establishes valuation allowances for loans that it deems impaired, as determined through its annual review process. The Company defines impaired loans consistent with Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan*, as loans which it probably will not collect all amounts due according to applicable contractual terms of the agreement. The Company bases valuation allowances upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the value of the loan's collateral. The Company records valuation allowances as investment losses. The Company records subsequent adjustments to allowances as investment gains or losses.

The following table presents the amortized cost and valuation allowances for commercial mortgage loans distributed by loan classification at December 31, 2001 and 2000:

	At December 31, 2001				At December 31, 2000			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$17,495	96.6%	$ 52	0.3%	$16,169	95.5%	$15	0.1%
Restructured	448	2.5	55	12.3%	646	3.8	47	7.3%
Delinquent or under foreclosure	14	0.1	7	50.0%	24	0.1	4	16.7%
Potentially delinquent	136	0.8	20	14.7%	106	0.6	10	9.4%
Total	$18,093	100.0%	$134	0.7%	$16,945	100.0%	$76	0.4%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for commercial mortgage loans for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Balance, beginning of period	$ 76	$ 69	$ 142
Additions	84	61	36
Deductions for writedowns and dispositions	(26)	(54)	(109)
Balance, end of period	$134	$ 76	$ 69

The principal risks in holding commercial mortgage loans are property specific, supply and demand, financial and capital market risks. Property specific risks include the geographic location of the property, the physical condition of the property, the diversity of tenants and the rollover of their leases and the ability of the property manager to attract tenants and manage expenses. Supply and demand risks include changes in the supply and/or demand for rental space which cause changes in vacancy rates and/or rental rates. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available loan for refinancing.

Agricultural mortgage loans. The Company diversifies its agricultural mortgage loans by both geographic region and product type. The Company manages these investments through a network of regional offices and field professionals overseen by its investment department.

Approximately 61.9% of the $5,268 million of agricultural mortgage loans outstanding at December 31, 2001 was subject to rate resets prior to maturity. A substantial portion of these loans were successfully renegotiated and remain outstanding to maturity. The process and policies for monitoring the agricultural mortgage loans and classifying them by performance status are generally the same as those for the commercial loans.

The following table presents the amortized cost and valuation allowances for agricultural mortgage loans distributed by loan classification at December 31, 2001 and 2000:

	At December 31, 2001				At December 31, 2000			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$5,055	95.8%	$3	0.1%	$4,771	95.7%	$ 1	0.0%
Restructured	188	3.6	3	1.6%	172	3.5	2	1.2%
Delinquent or under foreclosure	29	0.5	2	6.9%	24	0.5	4	16.7%
Potentially delinquent	5	0.1	1	20.0%	13	0.3	—	0.0%
Total	$5,277	100.0%	$9	0.2%	$4,980	100.0%	$ 7	0.1%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for agricultural mortgage loans for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Balance, beginning of period	$ 7	$ 18	$ 28
Additions	21	8	4
Deductions for writedowns and dispositions	(19)	(19)	(14)
Balance, end of period	$ 9	$ 7	$ 18

The principal risks in holding agricultural mortgage loans are property specific, supply and demand, and financial and capital market risks. Property specific risks include the geographic location of the property, soil types, weather conditions and other factors that may impact the borrower's guaranty. Supply and demand risks include the supply and demand for the commodities produced on the specific property and the related price for those commodities. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available for loan refinancing.

Real Estate and Real Estate Joint Ventures

The Company s real estate and real estate joint venture investments consist of commercial and agricultural properties located throughout the U.S. and Canada. The Company manages these investments through a network of regional offices overseen by its investment department. At December 31, 2001 and 2000, the carrying value of the Company s real estate and real estate joint ventures was $5,730 and $5,504 million, respectively, or 3.4% of total cash and invested assets in both years. The carrying value of equity real estate was stated at depreciated cost net of impairments and valuation allowances. The carrying value of real estate joint ventures was stated at the Company s equity in the real estate joint ventures net of impairments and valuation allowances. These holdings consist of real estate, interests in real estate joint ventures and real estate acquired upon foreclosure of commercial and agricultural mortgage loans. The following table presents the carrying value of the Company s real estate and real estate joint ventures at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
Type	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Real estate	$5,325	92.9%	$5,069	92.1%
Real estate joint ventures	356	6.2	369	6.7
Subtotal	5,681	99.1	5,438	98.8
Foreclosed real estate	49	0.9	66	1.2
Total	$5,730	100.0%	$5,504	100.0%

Office properties representing 63.5% and 66.1% of the Company's real estate and real estate joint venture holdings at December 31, 2001 and 2000, respectively, are well diversified geographically, principally within the United States. The average occupancy level of office properties was 92% and 94% at December 31, 2001 and 2000, respectively.

The Company classifies real estate and real estate joint ventures as held-for-investment or held-for-sale. The carrying value of real estate and real estate joint ventures held-for-investment was $5,633 million and $5,223 million at December 31, 2001 and 2000, respectively. The carrying value of real estate and real estate joint ventures held-for-sale was $97 million and $281 million at December 31, 2001 and 2000, respectively.

Ongoing management of these investments includes quarterly valuations, as well as an annual market update and review of each property s budget, financial returns, lease rollover status and the Company's exit strategy. In addition to individual property reviews, the Company employs an overall strategy of selective dispositions and acquisitions as market opportunities arise.

The Company adjusts the carrying value of real estate and real estate joint ventures held-for-investment for impairments whenever events or changes in circumstances indicate that the carrying value of the property may not be recoverable. The Company writes down impaired real estate to estimated fair value, which it generally computes using the present value of future cash flows from the property, discounted at a rate commensurate with the underlying risks. The Company records write-downs as investment losses and reduces the cost basis of the properties accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The Company records real estate acquired upon foreclosure of commercial and agricultural mortgage loans at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

Once the Company identifies a property to be sold and commences a firm plan for marketing the property, the Company establishes and periodically revises, if necessary, a valuation allowance to adjust the carrying value of the property to its expected sales value, less associated selling costs, if it is lower than the property s carrying value. The Company records allowances as investment losses. The Company records subsequent adjustments to allowances as investment gains or losses.

The Company s carrying value of real estate and real estate joint ventures held-for-sale, including real estate acquired upon foreclosure of commercial and agricultural mortgage loans, in the amounts of $97 million and $281 million at December 31, 2001 and 2000, respectively, are net of impairments of $88 million and $97 million and net of valuation allowances of $35 million and $39 million, respectively.

Equity Securities and Other Limited Partnership Interests

The Company s carrying value of equity securities, which primarily consists of investments in common stocks, was $3,063 million and $2,193 million at December 31, 2001 and 2000, respectively. Substantially all of the common stock is publicly traded on major securities exchanges. The carrying value of the other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the U.S. and overseas) was $1,637 million and $1,652 million at December 31, 2001 and 2000, respectively. The Company classifies its investments in common stocks as available-for-sale and marks them to market except for non-marketable private equities which are generally carried at cost. The Company accounts for its investments in limited partnership interests in which it does not have a controlling interest in accordance with the equity method of accounting. The Company s investments in equity securities represented 1.8% and 1.4% of cash and invested assets at December 31, 2001 and 2000, respectively.

Equity securities include, at December 31, 2001 and 2000, $329 million and $577 million, respectively, of private equity securities. The Company may not freely trade its private equity securities because of restrictions imposed by federal and state securities laws and illiquid trading markets.

At December 31, 2001 and 2000, approximately $238 million and $313 million, respectively, of the Company s equity securities holdings were effectively fixed at a minimum value of $195 million and $257 million, respectively, primarily through the use of exchangeable securities. During the year ended December 31, 2001, two exchangeable subordinated debt securities matured, resulting in a gross investment gain of $44 million on the equity exchanged in satisfaction of the note. The remaining exchangeable debt security issued by the Company matures in 2002 and the Company may repurchase it prior to maturity at its discretion.

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,898 million and $1,311 million at December 31, 2001 and 2000, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

Problem and Potential Problem Equity Securities and Other Limited Partnership Interests

The Company monitors its equity securities and other limited partnership interests on a continual basis. Through this monitoring process, the Company identifies investments that management considers to be problems or potential problems.

Problem equity securities and other limited partnership interests are defined as securities (i) in which significant declines in revenues and/or margins threaten the ability of the issuer to continue operating, or (ii) where the issuer has subsequently entered bankruptcy.

Potential problem equity securities and other limited partnership interests are defined as securities issued by a company that is experiencing significant operating problems or difficult industry conditions. Criteria generally indicative of these problems or conditions are (i) cash flows falling below varying thresholds established for the industry and other relevant factors, (ii) significant declines in revenues and/or margins, (iii) public securities trading at a substantial discount compared to original cost as a result of specific credit concerns, and (iv) other information that becomes available.

Equity securities or other limited partnership interests which are deemed to be other than temporarily impaired are written down to fair value. Writedowns are recorded as investment losses and the cost basis of the equity securities and other limited partnership interests are adjusted accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. For the years ended December 31, 2001 and 2000, such writedowns were $142 million and $18 million, respectively.

Other Invested Assets

The Company's other invested assets consist principally of leveraged leases and funds withheld at interest of $2.7 billion and $2.3 billion at December 31, 2001 and 2000, respectively. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these funds withheld at rates defined by the treaty terms. The Company's other invested assets represented 1.9% and 1.8% of cash and invested assets at December 31, 2001 and 2000, respectively.

Derivative Financial Instruments

The Company uses derivative instruments to manage market risk through one of four principal risk management strategies: the hedging of invested assets, liabilities, portfolios of assets or liabilities and anticipated transactions. Additionally, Metropolitan Life enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the Department. The Company's derivative hedging strategy employs a variety of instruments including financial futures, financial forwards, interest rate and foreign currency swaps, foreign exchange contracts, and options, including caps and floors.

The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive fixed foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments in foreign currencies, and (iv) other instruments to hedge the cash flows of various other anticipated transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income. The ineffective portion of changes in fair value of the derivative instrument are reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

The Company designates and accounts for the following as fair value hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive floating foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

For the year ended December 31, 2001, the amount related to fair value and cash flow hedge ineffectiveness was insignificant and there were no discontinued fair value or cash flow hedges.

For the years ended December 31, 2001, 2000 and 1999, the Company recognized net investment income of $32 million, $13 million and $0.3 million, respectively, from the periodic settlement of interest rate and foreign currency swaps.

For the year ended December 31, 2001, the Company recognized other comprehensive income of $39 million relating to the effective portion of cash flow hedges. At December 31, 2001, the accumulated amount in other comprehensive income relating to cash flow hedges was $71 million. During the year ended December 31, 2001, $19 million of other comprehensive income was reclassified into net investment income primarily due to the SFAS 133 transition adjustment. During the next year, other comprehensive income of $17 million related to cash flow hedges is expected to be reclassified into net investment income. The reclassifications are recognized over the life of the hedged item.

For the year ended December 31, 2001, the Company recognized net investment income of $24 million and net investment gains of $100 million from derivatives not designated as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

The Company held the following positions in derivative financial instruments at December 31, 2001 and 2000:

	2001				2000			
	Carrying Value	Notional Amount	Current Market or Fair Value		Carrying Value	Notional Amount	Current Market or Fair Value	
			Assets	Liabilities			Assets	Liabilities
	(Dollars in millions)							
Financial futures	$ —	$ —	$ —	$—	$23	$ 254	$ 23	$—
Interest rate swaps	70	1,849	79	9	41	1,450	41	1
Floors	11	325	11	—	—	325	3	—
Caps	5	7,890	5	—	—	9,950	—	—
Foreign currency swaps	162	1,925	188	26	(1)	1,449	114	44
Exchange traded options	(12)	1,857	—	12	1	9	1	—
Foreign exchange contracts	4	67	4	—	—	—	—	—
Written covered calls	—	40	—	—	—	40	—	—
Credit Default swaps	—	270	—	—	—	—	—	—
Total contractual commitments	$240	$14,223	$287	$47	$64	$13,477	$182	$45

Securities Lending

Pursuant to the Company's securities lending program, it lends securities to major brokerage firms. The Company's policy requires a minimum of 102% of the fair value of the loaned securities as collateral, calculated on a daily basis. The Company s securities on loan at December 31, 2001 and 2000 had estimated fair values of $14,404 million and $12,289 million, respectively.

Separate Account Assets

The Company manages each separate account s assets in accordance with the prescribed investment policy that applies to that specific separate account. The Company establishes separate accounts on a single client and multi-client commingled basis in conformity with insurance laws. Generally, separate accounts are not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to the Company s general account claims only to the extent that the value of such assets exceeds the separate account liabilities, as defined by the account's contract. If the Company uses a separate account to support a contract providing guaranteed benefits, the Company must comply with the asset maintenance requirements stipulated under Regulation 128 of the New York Insurance Department. The Company monitors these requirements at least monthly and, in addition, performs cash flow analyses, similar to that conducted for the general account, on an annual basis. The Company reports separately as assets and liabilities investments held in separate accounts and liabilities of the separate accounts. The Company reports substantially all separate account assets at their fair market value. Investment income and gains or losses on the investments of separate accounts accrue directly to contract holders, and, accordingly, the Company does not reflect them in its consolidated statements of income and cash flows. The Company reflects in its revenues fees charged to the separate accounts by the Company, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

Quantitative and Qualitative Disclosures About Market Risk.

The Company must effectively manage, measure and monitor the market risk associated with its invested assets and interest rate sensitive insurance contracts. It has developed an integrated process for managing risk, which it conducts through its Corporate Risk Management Department, several asset/liability committees and additional specialists at the business segment level. The Company has established and implemented comprehensive policies and procedures at both the corporate and business segment level to minimize the effects of potential market volatility.

Market Risk Exposures

The Company has exposure to market risk through its insurance operations and investment activities. For purposes of this disclosure, "market risk is defined as the risk of loss resulting from changes in interest rates, equity prices and foreign exchange rates.

Interest rates. The Company's exposure to interest rate changes results from its significant holdings of fixed maturities, as well as its interest rate sensitive liabilities. The fixed maturities include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds and mortgage-backed securities, all of which are mainly exposed to changes in medium- and long-term treasury rates. The interest rate sensitive liabilities for purposes of this disclosure include guaranteed interest contracts and fixed annuities, which have the same interest rate exposure (medium- and long-term treasury rates) as the fixed maturities. The Company employs product design, pricing and asset/liability management strategies to reduce the adverse effects of interest rate volatility. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products. Asset/liability management strategies include the use of derivatives, the purchase of securities structured to protect against prepayments, prepayment restrictions and related fees on mortgage loans and consistent monitoring of the pricing of the Company s products in order to better match the duration of the assets and the liabilities they support.

Equity prices. The Company s investments in equity securities expose it to changes in equity prices. It manages this risk on an integrated basis with other risks through its asset/liability management strategies. The Company also manages equity price risk through industry and issuer diversification and asset allocation techniques.

Foreign exchange rates. The Company's exposure to fluctuations in foreign exchange rates against the U.S. dollar results from its holdings in non-U.S. dollar denominated fixed maturity securities and equity securities and through its investments in foreign subsidiaries. The principal currencies which create foreign exchange rate risk in the Company s investment portfolios are Canadian dollars, Euros, Mexican pesos, Chilean pesos and British pounds. The Company mitigates the majority of its fixed maturities' foreign exchange rate risk through the utilization of foreign currency swaps and forward contracts. Through its investments in foreign subsidiaries, the Company is primarily exposed to the Euro, Mexican peso and South Korean won. The Company has denominated substantially all assets and liabilities of its foreign subsidiaries in their respective local currencies, thereby minimizing its risk to foreign exchange rate fluctuations.

Risk Management

Corporate risk management. MetLife has established several financial and non-financial senior management committees as part of its risk management process. These committees manage capital and risk positions, approve asset/liability management strategies and establish appropriate corporate business standards.

MetLife also has a separate Corporate Risk Management Department, which is responsible for risk throughout MetLife and reports directly to Metropolitan Life s Chief Actuary. The Corporate Risk Management Department s primary responsibilities consist of:

- implementing a board of directors-approved corporate risk framework, which outlines the Company s approach for managing risk on an enterprise-wide basis;
- developing policies and procedures for managing, measuring and monitoring those risks identified in the corporate risk framework;
- establishing appropriate corporate risk tolerance levels;
- deploying capital on a risk-adjusted basis; and
- reporting on a periodic basis to the Audit Committee of the Holding Company's board of directors and various financial and non-financial senior management committees.

Asset/liability management. At MetLife, asset/liability management is the responsibility of the General Account Portfolio Management Department ("GAPM"), the operating business segments and various GAPM boards. The GAPM boards are comprised of senior officers from the investment department, senior managers from each business segment and the Chief Actuary. The GAPM boards duties include setting broad asset/liability management policy and strategy, reviewing and approving target portfolios, establishing investment guidelines and limits, and providing oversight of the portfolio management process.

The portfolio managers and asset sector specialists, who have responsibility on a day-to-day basis for risk management of their respective investing activities, implement the goals and objectives established by the GAPM boards. The goals of the investment process are to optimize after-tax, risk-adjusted investment income and after-tax, risk-adjusted total return while ensuring that the assets and liabilities are managed on a cash flow and duration basis. The risk management objectives established by the GAPM boards stress quality, diversification, asset/liability matching, liquidity and investment return.

Each of MetLife's business segments has an asset/liability officer who works with portfolio managers in the investment department to monitor investment, product pricing, hedge strategy and liability management issues. MetLife establishes target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund its liabilities within acceptable levels of risk. These strategies include objectives for effective duration, yield curve sensitivity, convexity, liquidity, asset sector concentration and credit quality.

To manage interest rate risk, the Company performs periodic projections of asset and liability cash flows to evaluate the potential sensitivity of its securities investments and liabilities to interest rate movements. These projections involve evaluating the potential gain or loss on most of the Company s in-force business under various increasing and decreasing interest rate environments. The Company has developed models of its in-force business that reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, mortgage prepayments and defaults. New York Insurance Department regulations require that MetLife perform some of these analyses annually as part of the annual proof of the sufficiency of its regulatory reserves to meet adverse interest rate scenarios.

Hedging activities. MetLife s risk management strategies incorporate the use of various interest rate derivatives that are used to adjust the overall duration and cash flow profile of its invested asset portfolios to better match the duration and cash flow profile of its liabilities to reduce interest rate risk. Such instruments include interest rate swaps, futures and caps. MetLife also uses foreign currency swaps and forward contracts to hedge its foreign currency denominated fixed income investments.

Risk Measurement; Sensitivity Analysis

The Company measures market risk related to its holdings of invested assets and other financial instruments, including certain market risk sensitive insurance contracts ("other financial instruments"), based on changes in interest rates, equity prices and currency exchange rates, utilizing a sensitivity analysis. This analysis estimates the potential changes in fair value, cash flows and earnings based on a hypothetical 10% change (increase or decrease) in interest rates, equity prices and currency exchange rates. The Company believes that a 10% change (increase or decrease) in these market rates and prices is reasonably possible in the near-term. In performing this analysis, the Company used market rates at December 31, 2001 to re-price its invested assets and other financial instruments. The sensitivity analysis separately calculated each of MetLife's market risk exposures (interest rate, equity price and currency exchange rate) related to its non-trading invested assets and other financial instruments. The Company does not maintain a trading portfolio.

The sensitivity analysis performed included the market risk sensitive holdings described above. The Company modeled the impact of changes in market rates and prices on the fair values of its invested assets, earnings and cash flows as follows:

Fair values. The Company bases its potential change in fair values on an immediate change (increase or decrease) in:

- the net present values of its interest rate sensitive exposures resulting from a 10% change (increase or decrease) in interest rates;
- the U.S. dollar equivalent balances of the Company s currency exposures due to a 10% change (increase or decrease) in currency exchange rates; and
- the market value of its equity positions due to a 10% change (increase or decrease) in equity prices.

Earnings and cash flows. MetLife calculates the potential change in earnings and cash flows on the change in its earnings and cash flows over a one-year period based on an immediate 10% change (increase or decrease) in market rates and equity prices. The following factors were incorporated into the earnings and cash flows sensitivity analyses:

- the reinvestment of fixed maturity securities;
- the reinvestment of payments and prepayments of principal related to mortgage-backed securities;
- the re-estimation of prepayment rates on mortgage-backed securities for each 10% change (increase or decrease) in the interest rates; and
- the expected turnover (sales) of fixed maturities and equity securities, including the reinvestment of the resulting proceeds.

The sensitivity analysis is an estimate and should not be viewed as predictive of the Company's future financial performance. The Company cannot assure that its actual losses in any particular year will not exceed the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

- the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgages;
- the analysis excludes other significant real estate holdings and liabilities pursuant to insurance contracts; and
- the model assumes that the composition of assets and liabilities remains unchanged throughout the year.

Accordingly, the Company uses such models as tools and not substitutes for the experience and judgment of its corporate risk and asset/liability management personnel.

Based on its analysis of the impact of a 10% change (increase or decrease) in market rates and prices, MetLife has determined that such a change could have a material adverse effect on the fair value of its interest rate sensitive invested assets. The equity and foreign currency portfolios do not expose the Company to material market risk.

The table below illustrates the potential loss in fair value of the Company's interest rate sensitive financial instruments at December 31, 2001 and 2000. In addition, the potential loss with respect to the fair value of currency exchange rates and the Company's equity price sensitive positions at December 31, 2001 and 2000 is set forth in the table below.

The potential loss in fair value for each market risk exposure of the Company's portfolio, all of which is non-trading, for the periods indicated was:

	At December 31,	
	2001	2000
	(Dollars in millions)	
Interest rate risk	$3,430	$3,959
Equity price risk	$ 228	$ 181
Currency exchange rate risk	$ 521	$ 302

The change in potential loss in fair value related to market risk exposure between December 31, 2001 and 2000 was primarily attributable to a shift in the yield curve.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Shareholders of MetLife, Inc.:

We have audited the accompanying consolidated balance sheets of MetLife, Inc. and subsidiaries (the "Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MetLife, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
February 12, 2002

METLIFE, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 and 2000
(Dollars in millions, except per share data)

	2001	2000
ASSETS		
Investments:		
Fixed maturities available-for-sale, at fair value	$115,398	$112,979
Equity securities, at fair value	3,063	2,193
Mortgage loans on real estate	23,621	21,951
Real estate and real estate joint ventures	5,730	5,504
Policy loans	8,272	8,158
Other limited partnership interests	1,637	1,652
Short-term investments	1,203	1,269
Other invested assets	3,298	2,821
Total investments	162,222	156,527
Cash and cash equivalents	7,473	3,434
Accrued investment income	2,062	2,050
Premiums and other receivables	6,437	7,459
Deferred policy acquisition costs	11,167	10,618
Other assets	4,823	3,796
Separate account assets	62,714	70,250
Total assets	$256,898	$254,134
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Future policy benefits	$ 84,924	$ 81,974
Policyholder account balances	58,923	54,095
Other policyholder funds	5,332	5,035
Policyholder dividends payable	1,046	1,082
Policyholder dividend obligation	708	385
Short-term debt	355	1,085
Long-term debt	3,628	2,400
Current income taxes payable	306	112
Deferred income taxes payable	1,526	752
Payables under securities loaned transactions	12,661	12,301
Other liabilities	7,457	7,184
Separate account liabilities	62,714	70,250
Total liabilities	239,580	236,655
Commitments and contingencies (Note 11)		
Company-obligated mandatorily redeemable securities of subsidiary trusts	1,256	1,090
Stockholders Equity:		
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; none issued	—	—
Series A junior participating preferred stock; none issued	—	—
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 786,766,664 shares issued at December 31, 2001 and 2000; 715,506,525 shares outstanding at December 31, 2001 and 760,681,913 shares outstanding at December 31, 2000	8	8
Additional paid-in capital	14,966	14,926
Retained earnings	1,349	1,021
Treasury stock, at cost; 71,260,139 shares at December 31, 2001 and 26,084,751 shares at December 31, 2000	(1,934)	(613)
Accumulated other comprehensive income	1,673	1,047
Total stockholders equity	16,062	16,389
Total liabilities and stockholders equity	$256,898	$254,134

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(Dollars in millions, except per share data)

	2001	2000	1999
REVENUES			
Premiums	$17,212	$16,317	$12,088
Universal life and investment-type product policy fees	1,889	1,820	1,433
Net investment income	11,923	11,768	9,816
Other revenues	1,507	2,229	1,861
Net investment losses (net of amounts allocable to other accounts of $(134), $(54) and $(67), respectively)	(603)	(390)	(70)
Total revenues	31,928	31,744	25,128
EXPENSES			
Policyholder benefits and claims (excludes amounts directly related to net investment losses of $(159), $41 and $(21), respectively)	18,454	16,893	13,100
Interest credited to policyholder account balances	3,084	2,935	2,441
Policyholder dividends	2,086	1,919	1,690
Payments to former Canadian policyholders	—	327	—
Demutualization costs	—	230	260
Other expenses (excludes amounts directly related to net investment losses of $25, $(95) and $(46), respectively)	7,565	8,024	6,462
Total expenses	31,189	30,328	23,953
Income before provision for income taxes	739	1,416	1,175
Provision for income taxes	266	463	558
Net income	$ 473	$ 953	$ 617
Net income after April 7, 2000 (date of demutualization) (Note 19)		$ 1,173	
Net income per share			
Basic	$ 0.64	$ 1.52	
Diluted	$ 0.62	$ 1.49	
Cash dividends per share	$ 0.20	$ 0.20	

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Dollars in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss): Net Unrealized Investment Gains (Losses)	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Minimum Pension Liability Adjustment	Total
Balance at January 1, 1999	$—	$ —	$ 13,483	$ —	$1,540	$(144)	$(12)	$14,867
Comprehensive loss:								
Net income			617					617
Other comprehensive loss:								
Unrealized investment losses, net of related offsets, reclassification adjustments and income taxes					(1,837)			(1,837)
Foreign currency translation adjustments						50		50
Minimum pension liability adjustment							(7)	(7)
Other comprehensive loss								(1,794)
Comprehensive loss								(1,177)
Balance at December 31, 1999	—	—	14,100	—	(297)	(94)	(19)	13,690
Policy credits and cash payments to eligible policyholders			(2,958)					(2,958)
Common stock issued in demutualization	5	10,917	(10,922)					—
Initial public offering of common stock	2	3,152						3,154
Private placement of common stock	1	854						855
Unit offering		3						3
Treasury stock acquired				(613)				(613)
Dividends on common stock			(152)					(152)
Comprehensive income:								
Net loss before date of demutualization			(220)					(220)
Net income after date of demutualization			1,173					1,173
Other comprehensive income:								
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					1,472			1,472
Foreign currency translation adjustments						(6)		(6)
Minimum pension liability adjustment							(9)	(9)
Other comprehensive income								1,457
Comprehensive income								2,410
Balance at December 31, 2000	8	14,926	1,021	(613)	1,175	(100)	(28)	16,389
Treasury stock acquired				(1,321)				(1,321)
Dividends on common stock			(145)					(145)
Issuance of warrants — by subsidiary		40						40
Comprehensive income:								
Net income			473					473
Other comprehensive income:								
Cumulative effect of change in accounting for derivatives, net of income taxes					22			22
Unrealized gains on derivative instruments, net of income taxes					24			24
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					658			658
Foreign currency translation adjustments						(60)		(60)
Minimum pension liability adjustment							(18)	(18)
Other comprehensive income								626
Comprehensive income								1,099
Balance at December 31, 2001	$ 8	$14,966	$ 1,349	$(1,934)	$1,879	$(160)	$(46)	$16,062

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(Dollars in millions)

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 473	$ 953	$ 617
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expenses	(87)	(77)	105
Losses from sales of investments and businesses, net	737	444	137
Interest credited to other policyholder account balances	3,084	2,935	2,441
Universal life and investment-type product policy fees	(1,889)	(1,820)	(1,433)
Change in premiums and other receivables	1,024	430	(619)
Change in deferred policy acquisition costs, net	(563)	(560)	(321)
Change in insurance-related liabilities	2,523	2,014	2,243
Change in income taxes payable	477	239	22
Change in other liabilities	212	(2,119)	874
Other, net	(1,192)	(1,140)	(183)
Net cash provided by operating activities	4,799	1,299	3,883
Cash flows from investing activities			
Sales, maturities and repayments of:			
Fixed maturities	52,045	57,295	73,120
Equity securities	2,108	909	760
Mortgage loans on real estate	2,318	2,163	1,992
Real estate and real estate joint ventures	303	655	1,062
Other limited partnership interests	463	422	469
Purchases of:			
Fixed maturities	(52,424)	(63,779)	(72,253)
Equity securities	(3,064)	(863)	(410)
Mortgage loans on real estate	(3,845)	(2,836)	(4,395)
Real estate and real estate joint ventures	(696)	(407)	(341)
Other limited partnership interests	(497)	(660)	(465)
Net change in short-term investments	74	2,043	(1,577)
Purchase of businesses, net of cash received	(276)	(416)	(2,972)
Proceeds from sales of businesses	81	869	—
Net change in payable under securities loaned transactions	360	5,840	2,692
Other, net	(613)	(926)	(71)
Net cash (used in) provided by investing activities	$ (3,663)	$ 309	$ (2,389)
Cash flows from financing activities			
Policyholder account balances:			
Deposits	$ 29,084	$ 28,621	$ 18,428
Withdrawals	(25,410)	(28,235)	(20,650)
Net change in short-term debt	(730)	(3,095)	608
Long-term debt issued	1,600	207	42
Long-term debt repaid	(372)	(124)	(434)
Common stock issued	—	4,009	—
Treasury stock acquired	(1,321)	(613)	—
Net proceeds from issuance of company-obligated mandatorily redeemable securities of subsidiary trust	197	969	—
Cash payments to eligible policyholders	—	(2,550)	—
Dividends on common stock	(145)	(152)	—
Net cash provided by (used in) financing activities	2,903	(963)	(2,006)
Change in cash and cash equivalents	4,039	645	(512)
Cash and cash equivalents, beginning of year	3,434	2,789	3,301
Cash and cash equivalents, end of year	$ 7,473	$ 3,434	$ 2,789

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in millions)

	2001	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 349	$ 448	$ 388
Income taxes	$ 380	$ 256	$ 587
Non-cash transactions during the year:			
Policy credits to eligible policyholders	$ —	$ 408	$ —
Business acquisitions — assets	$ 1,335	$ 22,936	$ 5,328
Business acquisitions — liabilities	$ 1,060	$ 22,437	$ 1,860
Business dispositions — assets	$ 102	$ 1,184	$ —
Business dispositions — liabilities	$ 44	$ 1,014	$ —
Real estate acquired in satisfaction of debt	$ 11	$ 22	$ 37

See accompanying notes to consolidated financial statements.

METLIFE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business

MetLife, Inc. (the "Holding Company) and its subsidiaries (together with the Holding Company, "MetLife or the "Company) is a leading provider of insurance and financial services to a broad section of individual and institutional customers. The Company offers life insurance, annuities and mutual funds to individuals and group insurance, reinsurance and retirement and savings products and services to corporations and other institutions.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiaries, partnerships and joint ventures in which the Company has a majority voting interest or general partner interest with limited removal rights by limited partners. Closed block assets, liabilities, revenues and expenses are combined on a line by line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. Intercompany accounts and transactions have been eliminated.

The Company uses the equity method to account for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but has more than a minimal interest.

Minority interest related to consolidated entities included in other liabilities was $442 million and $409 million at December 31, 2001 and 2000, respectively.

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2001 presentation.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP) requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of income, impairments and the determination of fair values. In addition, the earnings on certain investments are dependent upon market conditions which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

Derivatives

The Company enters into freestanding derivative transactions to manage the risk associated with variability in cash flows related to the Company s financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives that are not designated as hedges, and (ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business (and additional charges to the policyholders) and certain economic variables, such as inflation. These factors enter into management's estimates of gross margins and profits which generally are used to amortize certain of such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred.

Future Policy Benefits

The Company also establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disabled lives. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses.

The Company establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the property covered and the insured, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish policy benefits. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract on a deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty around numerous variables used to determine amounts recorded. It is possible that an adverse outcome in certain cases could have an adverse effect upon the Company's operating results or cash flows in particular quarterly or annual periods. See Note 11 "Commitments and Contingencies.

General Accounting Policies

Investments

The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are included in net investment gains and losses and are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the net carrying value amount of the loan based on the loan s effective interest rate. However, interest ceases to be accrued for loans on which interest is more than 60 days past due.

Real estate, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs.

Policy loans are stated at unpaid principal balances.

Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these funds withheld at rates defined by the treaty terms.

Structured Investment Transactions

The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company s total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar type instruments.

The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE) and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on the beneficial interests is recognized using the prospective method in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Certain Investments*. The SPEs used to securitize assets are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE.

The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company s exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE. The beneficial interests in SPEs where the Company exercises significant influence over the operating and financial policies of the SPE are accounted for in accordance with the equity method of accounting. Impairments of these beneficial interests are included in investment gains and losses. The beneficial interests in SPEs where the Company does not exercise significant influence are accounted for based on the substance of the beneficial interest's rights and obligations. Beneficial interests are accounted for and are included in fixed maturities. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12,

Recognition of Interest Income and Balance Sheet Classification of Structured Notes, and their income is recognized using the retrospective interest method or the level yield method, as appropriate.

Derivative Instruments

The Company uses derivative instruments to manage risk through one of four principal risk management strategies: the hedging of liabilities, invested assets, portfolios of assets or liabilities and anticipated transactions. Additionally, Metropolitan Life enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the New York State Insurance Department (the "Department"). The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit and foreign currency swaps, foreign exchange contracts, and options, including caps and floors.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify as a hedge, according to Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), the derivative is recorded at fair value and changes in its fair value are reported in net investment gains or losses.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur, (v) a hedged firm commitment no longer meets the definition of a firm commitment, or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies, and (iv) other instruments to hedge the cash flows of various other anticipated transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains or losses.

The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recorded currently in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

The Company also uses derivatives to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These securities, called replication synthetic asset transactions ("RSATs"), are a combination of a derivative and a cash security to synthetically create a third replicated security. These derivatives are not designated as hedges. As of December 31, 2001, 15 such RSATs, with notional amounts totaling $205 million, have been created through the combination of a credit default swap and a U.S. Treasury security. The Company records the premiums received on the credit default swaps in investment income over the life of the contract and changes in fair value are recorded in net investment gains and losses.

The Company enters into written covered call options and net written covered collars to generate additional investment income on the underlying assets it holds. These derivatives are not designated as hedges. The Company records the premiums received as net investment income over the life of the contract and changes in fair value of such options and collars as net investment gains and losses.

Cash and Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Property, Equipment, Leasehold Improvements and Computer Software

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. Estimated lives range from ten to 40 years for leasehold improvements and three to 15 years for all other property and equipment. Accumulated depreciation of property and equipment and accumulated amortization on leasehold improvements was $1,352 million and $1,287 million at December 31, 2001 and 2000, respectively. Related depreciation and amortization expense was $97 million, $89 million and $106 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $169 million and $86 million at December 31, 2001 and 2000, respectively. Related amortization expense was $110 million, $45 million and $5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Deferred Policy Acquisition Costs

The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts. Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

Deferred policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

Value of business acquired, included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

Information regarding deferred policy acquisition costs is as follows:

	Years ended December 31		
	2001	2000	1999
	(Dollars in millions)		
Balance at January 1	$10,618	$ 9,070	$ 7,028
Capitalization of policy acquisition costs	2,039	1,863	1,160
Value of business acquired	102	1,681	156
Total	12,759	12,614	8,344
Amortization allocated to:			
Net investment losses	25	(95)	(46)
Unrealized investment losses	140	590	(1,628)
Other expenses	1,413	1,478	930
Total amortization	1,578	1,973	(744)
Dispositions and other	(14)	(23)	(18)
Balance at December 31	$11,167	$10,618	$ 9,070

Amortization of deferred policy acquisition costs is allocated to (i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been recognized, and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Goodwill

The excess of cost over the fair value of net assets acquired ("goodwill) is included in other assets. Goodwill has been amortized on a straight-line basis over a period ranging from ten to 30 years through December 31, 2001. The Company reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments through 2001 were recognized in operating results when permanent diminution in value was deemed to have occurred.

	Years ended December 31		
	2001	2000	1999
	(Dollars in millions)		
Net Balance at January 1	$ 703	$ 611	$404
Acquisitions	54	286	237
Amortization	(47)	(69)	(30)
Dispositions	(101)	(125)	—
Net Balance at December 31	$ 609	$ 703	$611

	December 31,	
	2001	2000
	(Dollars in millions)	
Accumulated Amortization	$ 108	$ 81

See "— Application of Accounting Pronouncements below regarding changes in amortization and impairment testing effective January 1, 2002.

Future Policy Benefits and Policyholder Account Balances

Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 2% to 11%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 12%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 11%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 11%.

Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 2% to 17%, less expenses, mortality charges, and withdrawals.

The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company s historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation. Revisions of these estimates are included in operations in the year such refinements are made.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

Policyholder Dividends

Policyholder dividends are approved annually by the boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management s judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

Participating Business

Participating business represented approximately 18% and 22% of the Company s life insurance in-force, and 78% and 81% of the number of life insurance policies in-force, at December 31, 2001 and 2000, respectively. Participating policies represented approximately 43% and 45%, 47% and 50%, and 50% and 54% of gross and net life insurance premiums for the years ended December 31, 2001, 2000 and 1999, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

Income Taxes

The Holding Company and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Metropolitan Life has not been subject to the equity tax since the date of demutualization. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

Reinsurance

The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

Separate Accounts

Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

Stock Based Compensation

The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123) in Note 17.

Foreign Currency Translation

Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

Earnings Per Share

Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted average common shares outstanding or deemed to be outstanding only for the period after the date of demutualization.

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of the assumed conversion of forward purchase contracts and exercise of stock options, using the treasury stock method. Under the treasury stock method, exercise of the forward purchase contracts is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Demutualization and Initial Public Offering

On April 7, 2000 (the "date of demutualization), Metropolitan Life Insurance Company ("Metropolitan Life) converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent) approving Metropolitan Life s plan of reorganization, as amended (the "plan).

On the date of demutualization, policyholders membership interests in Metropolitan Life were extinguished and eligible policyholders received, in exchange for their interests, trust interests representing 494,466,664 shares of common stock of MetLife, Inc. to be held in a trust, cash payments aggregating $2,550 million and adjustments to their policy values in the form of policy credits aggregating $408 million, as provided in the plan. In addition, Metropolitan Life s Canadian branch made cash payments of $327 million in the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life s Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale.

Application of Accounting Pronouncements

Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in a $33 million increase in other comprehensive income, net of income taxes of $18 million, and had no material impact on net income. The increase to other comprehensive income is attributable to net gains on cash flow-type hedges at transition. Also at transition, the amortized cost of fixed income securities decreased and other invested assets increased by $22 million, representing the fair value of certain interest rate swaps that were accounted for prior to SFAS 133 using fair value-type settlement accounting. During the year ended December 31, 2001, $18 million of the pre-tax gain reported in accumulated other comprehensive income at transition was reclassified into net investment income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company s treatment of derivatives in subsequent accounting periods.

Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125*, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The adoption of these requirements had no material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted EITF 99-20. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 had no material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141), and SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142). SFAS 141, which was generally effective July 1, 2001, requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS 142, effective for fiscal years beginning after December 15, 2001, eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. Amortization of goodwill and other intangible assets was $48 million, $101 million and $65 million for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts are not necessarily indicative of the amortization that will not be recorded in future periods in accordance with SFAS 142. The Company is in the process of developing an estimate of the impact of the adoption of SFAS 142, if any, on its consolidated financial statements. The Company has tentatively determined that there will be no significant reclassifications between goodwill and other intangible asset balances, and no significant impairment of other intangible assets as of January 1, 2002. The Company will complete the first step of the impairment test, the comparison of the reporting units fair value to carrying value, by June 30, 2002 and, if necessary, will complete the second step, the estimate of goodwill impairment, by December 31, 2002.

In July 2001, the SEC released Staff Accounting Bulletin ("SAB) No. 102, *Selected Loan Loss Allowance and Documentation Issues* ("SAB 102). SAB 102 summarizes certain of the SEC s views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company s consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superceding SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business). SFAS 144 also requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed. SFAS 144 retains the basic provisions of (i) APB 30 regarding the presentation of discontinued operations in the statements of income, (ii) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill) and (iii) SFAS 121 relating to the measurement of long-lived assets classified as held for sale. SFAS 144 must be adopted beginning January 1, 2002. The adoption of SFAS 144 by the Company is not expected to have a material impact on the Company's consolidated financial statements at the date of adoption.

Effective October 1, 2000, the Company adopted SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB 101). SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2000, the Company adopted Statement of Position ("SOP) No. 98-7, *Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk* ("SOP 98-7). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company s consolidated financial statements.

The FASB is currently deliberating the issuance of an interpretation of SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, to provide additional guidance to assist companies in identifying and accounting for special purpose entities, including when SPEs should be consolidated by the investor. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of a special purpose entity unless the SPE can meet certain substantive independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of these entities.

The FASB is currently deliberating the issuance of a proposed statement that would amend SFAS No. 133. The proposed statement will address and resolve certain pending Derivatives Implementation Group ("DIG) issues. The outcome of the pending DIG issues and other provisions of the statement could impact the Company's accounting for beneficial interests, loan commitments and other transactions deemed to be derivatives under the new statement. The Company s accounting for such transactions is currently based on management s best interpretation of the accounting literature as of March 18, 2002.

2. September 11, 2001 Tragedies

On September 11, 2001 a terrorist attack occurred in New York, Washington D.C. and Pennsylvania (collectively, the "tragedies) triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposures to this event with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, although it believes the majority of such claims have been reported or otherwise analyzed by the Company.

As of December 31, 2001, the Company s estimate of the total insurance losses related to the tragedies is $208 million, net of income tax of $117 million. This estimate is subject to revision in subsequent periods as claims are received from insureds and claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

The long-term effects of the tragedies on the Company s businesses cannot be assessed at this time. The tragedies have had significant adverse effects on the general economic, market and political conditions, increasing many of the Company s business risks. In particular, the declines in share prices experienced after the reopening of the United States equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn could have an adverse effect on fees earned in the Company s businesses. In addition, the Institutional segment may receive disability claims from individuals suffering from mental and nervous disorders resulting from the tragedies. This may lead to a revision in the Company s estimated insurance losses related to the tragedies. The majority of the Company s disability policies include the provision that such claims be submitted within two years of the traumatic event.

The Company's general account investment portfolios include investments, primarily comprised of fixed income securities, in industries that were affected by the tragedies, including airline, insurance, other travel and lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The market value of the Company s investment portfolio exposed to industries affected by the tragedies was approximately $3.0 billion at December 31, 2001.

3. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities at December 31, 2001 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
		(Dollars in millions)		
Fixed Maturities:				
Bonds:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,230	$1,026	$ 43	$ 9,213
States and political subdivisions	1,492	49	10	1,531
Foreign governments	4,512	419	41	4,890
Corporate	47,217	1,703	1,031	47,889
Mortgage- and asset-backed securities	33,834	906	266	34,474
Other	16,220	956	537	16,639
Total bonds	111,505	5,059	1,928	114,636
Redeemable preferred stocks	783	12	33	762
Total fixed maturities	$112,288	$5,071	$1,961	$115,398
Equity Securities:				
Common stocks	$ 1,968	$ 657	$ 78	$ 2,547
Nonredeemable preferred stocks	491	28	3	516
Total equity securities	$ 2,459	$ 685	$ 81	$ 3,063

Fixed maturities and equity securities at December 31, 2000 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in millions)			
Fixed Maturities:				
Bonds:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,461	$1,189	$ 16	$ 9,634
States and political subdivisions	1,563	79	3	1,639
Foreign governments	5,153	341	153	5,341
Corporate	47,791	1,129	1,478	47,442
Mortgage- and asset-backed securities	33,039	699	165	33,573
Other	14,974	436	381	15,029
Total bonds	110,981	3,873	2,196	112,658
Redeemable preferred stocks	321	—	—	321
Total fixed maturities	$111,302	$3,873	$2,196	$112,979
Equity Securities:				
Common stocks	$ 872	$ 785	$ 55	$ 1,602
Nonredeemable preferred stocks	577	19	5	591
Total equity securities	$ 1,449	$ 804	$ 60	$ 2,193

The Company held foreign currency derivatives with notional amounts of $1,925 million and $1,469 million to hedge the exchange rate risk associated with foreign bonds at December 31, 2001 and 2000, respectively.

The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $9,790 million and $9,864 million at December 31, 2001 and 2000, respectively. Non-income producing fixed maturities were insignificant.

The cost or amortized cost and estimated fair value of bonds at December 31, 2001, by contractual maturity date, are shown below:

	Cost or Amortized Cost	Estimated Fair Value
	(Dollars in millions)	
Due in one year or less	$ 4,001	$ 4,049
Due after one year through five years	20,168	20,841
Due after five years through ten years	22,937	23,255
Due after ten years	30,565	32,017
Total	77,671	80,162
Mortgage- and asset-backed securities	33,834	34,474
Total bonds	$111,505	$114,636

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Sales of securities classified as available-for-sale were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Proceeds	$28,105	$46,205	$59,852
Gross investment gains	$ 646	$ 599	$ 605
Gross investment losses	$ 948	$ 1,520	$ 911

Gross investment losses above exclude writedowns recorded during 2001, 2000 and 1999 for other than temporarily impaired available-for-sale securities of $278 million, $324 million and $133 million, respectively.

Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

Securities Lending Program

The Company participates in securities lending programs whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $13,471 million and $11,746 million and an estimated fair value of $14,404 million and $12,289 million were on loan under the program at December 31, 2001 and 2000, respectively. The Company was liable for cash collateral under its control of $12,661 million and $12,301 million at December 31, 2001 and 2000, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

Structured Investment Transactions

The Company securitizes high yield debt securities, investment grade bonds and structured finance securities. The Company has sponsored four securitizations with a total of approximately $1.5 billion in financial assets as of December 31, 2001. Two of these transactions included the transfer of assets totaling approximately $289 million from which investment gains, recognized by the Company, were insignificant. The Company's beneficial interests in these SPEs and the related investment income were insignificant as of and for the year ended December 31, 2001.

The Company invests in structured notes and similar type instruments which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $1.6 billion and $1.3 billion at December 31, 2001 and 2000, respectively. The related income recognized was $44 million and $62 million for the years ended December 31, 2001 and 2000, respectively.

Assets on Deposit and Held in Trust

The Company had investment assets on deposit with regulatory agencies with a fair market value of $845 million and $932 million at December 31, 2001 and 2000, respectively. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,218 million and $1,234 million at December 31, 2001 and 2000, respectively.

Mortgage Loans on Real Estate

Mortgage loans on real estate were categorized as follows:

	December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Commercial mortgage loans	$18,093	76%	$16,944	77%
Agricultural mortgage loans	5,277	22%	4,980	22%
Residential mortgage loans	395	2%	110	1%
Total	23,765	100%	22,034	100%
Less: Valuation allowances	144		83	
Mortgage loans	$23,621		$21,951	

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2001, approximately 17%, 8% and 8% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $644 million and $540 million at December 31, 2001 and 2000, respectively.

Changes in mortgage loan valuation allowances were as follows:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Balance at January 1	$ 83	$ 90	$ 173
Additions	106	38	40
Deductions for writedowns and dispositions	(45)	(74)	(123)
Acquisitions of affiliates	—	29	—
Balance at December 31	$144	$ 83	$ 90

A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

	December 31,	
	2001	2000
	(Dollars in millions)	
Impaired mortgage loans with valuation allowances	$ 816	$592
Impaired mortgage loans without valuation allowances	324	330
Total	1,140	922
Less: Valuation allowances	140	77
Impaired mortgage loans	$1,000	$845

The average investment in impaired mortgage loans on real estate was $947 million, $912 million and $1,134 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income on impaired mortgage loans was $92 million, $76 million and $101 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The investment in restructured mortgage loans on real estate was $685 million and $784 million at December 31, 2001 and 2000, respectively. Interest income of $52 million, $62 million and $80 million was recognized on restructured loans for the years ended December 31, 2001, 2000 and 1999, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $60 million, $74 million and $92 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $53 million and $40 million at December 31, 2001 and 2000, respectively.

Real Estate and Real Estate Joint Ventures

Real estate and real estate joint ventures consisted of the following:

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
Real estate and real estate joint ventures held-for-investment	$5,877	$5,495
Impairments	(244)	(272)
Total	5,633	5,223
Real estate and real estate joint ventures held-for-sale	220	417
Impairments	(88)	(97)
Valuation allowance	(35)	(39)
Total	97	281
Real estate and real estate joint ventures	$5,730	$5,504

Accumulated depreciation on real estate was $2,504 million and $2,337 million at December 31, 2001 and 2000, respectively. Related depreciation expense was $220 million, $224 million and $247 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Real estate and real estate joint ventures were categorized as follows:

	December 31, 2001		December 31, 2000	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Office	$3,637	63%	$3,635	66%
Retail	780	14%	586	10%
Apartments	740	13%	558	10%
Land	184	3%	202	4%
Agriculture	14	0%	84	2%
Other	375	7%	439	8%
Total	$5,730	100%	$5,504	100%

The Companys real estate holdings are primarily located throughout the United States. At December 31, 2001, approximately 27%, 23% and 12% of the Companys real estate holdings were located in New York, California and Texas, respectively.

Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Balance at January 1	$ 39	$ 34	$ 33
Additions charged to operations	16	17	36
Deductions for writedowns and dispositions	(20)	(12)	(35)
Balance at December 31	$ 35	$ 39	$ 34

Investment income related to impaired real estate and real estate joint ventures held-for-investment was $57 million, $45 million and $61 million for the years ended December 31, 2001, 2000 and 1999, respectively. Investment (expense) income related to impaired real estate and real estate joint ventures held-for-sale was $(4) million, $18 million and $14 million for the years ended December 31, 2001, 2000 and 1999, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $14 million and $15 million at December 31, 2001 and 2000, respectively.

The Company owned real estate acquired in satisfaction of debt of $49 million and $66 million at December 31, 2001 and 2000, respectively.

Leveraged Leases

Leveraged leases, included in other invested assets, consisted of the following:

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
Investment	$1,070	$1,002
Estimated residual values	505	546
Total	1,575	1,548
Unearned income	(404)	(384)
Leveraged leases	$1,171	$1,164

The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from two to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred tax provision related to leveraged leases is $1,077 million and $1,040 million at December 31, 2001 and 2000, respectively.

Net Investment Income

The components of net investment income were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Fixed maturities	$ 8,574	$ 8,538	$ 7,171
Equity securities	49	41	40
Mortgage loans on real estate	1,848	1,693	1,484
Real estate and real estate joint ventures	1,353	1,407	1,426
Policy loans	536	515	340
Other limited partnership interests	48	142	199
Cash, cash equivalents and short-term investments	279	288	173
Other	249	162	91
Total	12,936	12,786	10,924
Less: Investment expenses	1,013	1,018	1,108
Net investment income	$11,923	$11,768	$ 9,816

Net Investment Gains (Losses)

Net investment gains (losses), including changes in valuation allowances, were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Fixed maturities	$(645)	$(1,437)	$(538)
Equity securities	65	192	99
Mortgage loans on real estate	(91)	(18)	28
Real estate and real estate joint ventures	(4)	101	265
Other limited partnership interests	(161)	(7)	33
Sales of businesses	25	660	—
Other	74	65	(24)
Total	(737)	(444)	(137)
Amounts allocable to:			
Deferred policy acquisition costs	(25)	95	46
Participating contracts	—	(126)	21
Policyholder dividend obligation	159	85	—
Net realized investment losses	$(603)	$ (390)	$ (70)

Investment gains and losses have been reduced by (i) deferred policy acquisition amortization to the extent that such amortization results from investment gains and losses, (ii) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

Net Unrealized Investment Gains (Losses)

The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Fixed maturities	$3,110	$1,677	$(1,828)
Equity securities	604	744	875
Derivatives	71	—	—
Other invested assets	58	58	153
Total	3,843	2,479	(800)
Amounts allocable to:			
Future policy benefit loss recognition	(30)	(284)	(249)
Deferred policy acquisition costs	(21)	119	709
Participating contracts	(127)	(133)	(118)
Policyholder dividend obligation	(707)	(385)	—
Deferred income taxes	(1,079)	(621)	161
Total	(1,964)	(1,304)	503
Net unrealized investment gains (losses)	$1,879	$1,175	$ (297)

The changes in net unrealized investment gains (losses) were as follows:

	Years ended December 31, 2001	2000	1999
	(Dollars in millions)		
Balance at January 1	$1,175	$ (297)	$1,540
Unrealized investment gains (losses) during the year	1,364	3,279	(6,583)
Unrealized investment gains (losses) relating to:			
Future policy benefit (loss) gain recognition	254	(35)	1,999
Deferred policy acquisition costs	(140)	(590)	1,628
Participating contracts	6	(15)	94
Policyholder dividend obligation	(322)	(385)	—
Deferred income taxes	(458)	(782)	1,025
Balance at December 31	$1,879	$1,175	$ (297)
Net change in unrealized investment gains (losses)	$ 704	$1,472	$(1,837)

4. Derivative Instruments

The table below provides a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments held at December 31, 2001 and 2000:

	2001				2000			
			Current Market or Fair Value				Current Market or Fair Value	
	Carrying Value	Notional Amount	Assets	Liabilities	Carrying Value	Notional Amount	Assets	Liabilities
	(Dollars in millions)							
Financial futures	$ —	$ —	$ —	$—	$23	$ 254	$ 23	$—
Interest rate swaps	70	1,849	79	9	41	1,450	41	1
Floors	11	325	11	—	—	325	3	—
Caps	5	7,890	5	—	—	9,950	—	—
Foreign currency swaps	162	1,925	188	26	(1)	1,449	114	44
Exchange traded options	(12)	1,857	—	12	1	9	1	—
Forward exchange contracts	4	67	4	—	—	—	—	—
Written covered call options	—	40	—	—	—	40	—	—
Credit default swaps	—	270	—	—	—	—	—	—
Total contractual commitments	$240	$14,223	$287	$47	$64	$13,477	$182	$45

The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2001 and 2000:

	December 31, 2000 Notional Amount	Additions	Terminations/ Maturities	December 31, 2001 Notional Amount
		(Dollars in millions)		
BY DERIVATIVE TYPE				
Financial futures	$ 254	$ 507	$ 761	$ —
Financial forwards	—	529	462	67
Interest rate swaps	1,450	1,165	766	1,849
Floors	325	—	—	325
Caps	9,950	150	2,210	7,890
Foreign currency swaps	1,449	660	184	1,925
Exchange traded options	9	1,861	13	1,857
Written covered call options	40	1,097	1,097	40
Credit default swaps	—	270	—	270
Total contractual commitments	$13,477	$6,239	$5,493	$14,223
BY STRATEGY				
Liability hedging	$11,616	$ 269	$2,972	$ 8,913
Invested asset hedging	1,607	5,081	1,378	5,310
Portfolio hedging	254	507	761	—
Anticipated transaction hedging	—	382	382	—
Total contractual commitments	$13,477	$6,239	$5,493	$14,223

The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2001:

	Remaining Life				
	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
			(Dollars in millions)		
Forward exchange contracts	$ 67	$ —	$ —	$ —	$ 67
Interest rate swaps	95	627	955	172	1,849
Floors	—	—	325	—	325
Caps	3,720	4,150	20	—	7,890
Foreign currency swaps	81	863	707	274	1,925
Exchange traded options	1,857	—	—	—	1,857
Written covered call options	40	—	—	—	40
Credit default swaps	15	255	—	—	270
Total contractual commitments	$5,875	$5,895	$2,007	$446	$14,223

The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2001 and 2000:

	2001			2000		
	Notional Amount	Current Market or Fair Value Assets	Current Market or Fair Value Liabilities	Notional Amount	Current Market or Fair Value Assets	Current Market or Fair Value Liabilities
			(Dollars in millions)			
BY TYPE OF HEDGE						
Fair Value	$ 228	$ 23	$—	$ 212	$ 14	$ 8
Cash Flow	585	62	21	442	32	27
Not designated	13,410	202	26	12,823	136	10
Total	$14,223	$287	$47	$13,477	$182	$45

For the year ended December 31, 2001, the amount related to fair value and cash flow hedge ineffectiveness was insignificant and there were no discontinued fair value or cash flow hedges.

For the years ended December 31, 2001, 2000 and 1999, the Company recognized net investment income of $32 million, $13 million and $0.3 million, respectively, from the periodic settlement of interest rate and foreign currency swaps.

For the year ended December 31, 2001, the Company recognized other comprehensive income of $39 million relating to the effective portion of cash flow hedges. At December 31, 2001, the accumulated amount in other comprehensive income relating to cash flow hedges was $71 million. During the year ended December 31, 2001, $19 million of other comprehensive income was reclassified into net investment income primarily due to the SFAS No. 133 transition adjustment. During the next year, other comprehensive income of $17 million related to cash flow hedges is expected to be reclassified into net investment income. The reclassifications are recognized over the life of the hedged item.

For the year ended December 31, 2001, the Company recognized net investment income of $24 million and net investment gains of $100 million from derivatives not designated as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

5. Fair Value Information

The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Amounts related to the Company's financial instruments were as follows:

	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
December 31, 2001			
Assets:			
Fixed maturities		$115,398	$115,398
Equity securities		3,063	3,063
Mortgage loans on real estate		23,621	24,844
Policy loans		8,272	8,272
Short-term investments		1,203	1,203
Cash and cash equivalents		7,473	7,473
Mortgage loan commitments	$423	—	(4)
Liabilities:			
Policyholder account balances		47,977	48,318
Short-term debt		355	355
Long-term debt		3,628	3,685
Payable under securities loaned transactions		12,661	12,661
Other:			
Company-obligated mandatorily redeemable securities of subsidiary trusts		1,256	1,311

	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
December 31, 2000			
Assets:			
Fixed maturities		$112,979	$112,979
Equity securities		2,193	2,193
Mortgage loans on real estate		21,951	22,847
Policy loans		8,158	8,158
Short-term investments		1,269	1,269
Cash and cash equivalents		3,434	3,434
Mortgage loan commitments	$534	—	17
Liabilities:			
Policyholder account balances		43,196	42,958
Short-term debt		1,085	1,085
Long-term debt		2,400	2,237
Payable under securities loaned transactions		12,301	12,301
Other:			
Company-obligated mandatorily redeemable securities of subsidiary trusts		1,090	1,153

The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

Fixed Maturities and Equity Securities

The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

Mortgage Loans on Real Estate and Mortgage Loan Commitments

Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

Policy Loans

The carrying values for policy loans approximate fair value.

Cash and Cash Equivalents and Short-term Investments

The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

Policyholder Account Balances

The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

Short-term and Long-term Debt, Payables Under Securities Loaned Transactions and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

The fair values of short-term and long-term debt, payables under securities loaned transactions and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

Derivative Instruments

The fair value of derivative instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, floors, foreign exchange contracts, caps, exchange-traded options and written covered call options are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

6. Employee Benefit Plans

Pension Benefit and Other Benefit Plans

The Company is both the sponsor and administrator of defined benefit pension plans covering all eligible employees and sales representatives of Metropolitan Life and certain of its subsidiaries. Retirement benefits are based upon years of credited service and final average earnings history.

The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company s employees may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

	December 31,			
	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(Dollars in millions)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$4,145	$3,737	$1,542	$1,483
Service cost	104	98	34	29
Interest cost	308	291	115	113
Acquisitions and divestitures	(12)	107	—	37
Actuarial losses	169	176	66	59
Curtailments and terminations	(49)	(3)	9	2
Change in benefits	29	(2)	—	(86)
Benefits paid	(268)	(259)	(97)	(95)
Projected benefit obligation at end of year	4,426	4,145	1,669	1,542
Change in plan assets:				
Contract value of plan assets at beginning of year	4,619	4,726	1,318	1,199
Actual return on plan assets	(201)	54	(49)	179
Acquisitions and divestitures	(12)	79	—	—
Employer and participant contributions	23	19	1	3
Benefits paid	(268)	(259)	(101)	(63)
Contract value of plan assets at end of year	4,161	4,619	1,169	1,318
(Under) over funded	(265)	474	(500)	(224)
Unrecognized net asset at transition	—	(31)	—	—
Unrecognized net actuarial losses (gains)	693	2	(258)	(478)
Unrecognized prior service cost	116	109	(49)	(89)
Prepaid (accrued) benefit cost	$ 544	$ 554	$ (807)	$ (791)
Qualified plan prepaid pension cost	$ 805	$ 775		
Non-qualified plan accrued pension cost	(323)	(263)		
Unamortized prior service cost	16	14		
Accumulated other comprehensive income	46	28		
Prepaid benefit cost	$ 544	$ 554		

The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

	Qualified Plans		Non-Qualified Plans		Total	
	2001	2000	2001	2000	2001	2000
	(Dollars in millions)					
Aggregate projected benefit obligation	$(4,006)	$(3,775)	$(420)	$(370)	$(4,426)	$(4,145)
Aggregate contract value of plan assets (principally Company contracts)	4,161	4,619	—	—	4,161	4,619
Over (under) funded	$ 155	$ 844	$(420)	$(370)	$ (265)	$ 474

The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Weighted average assumptions at December 31:				
Discount rate	6.9% – 7.4%	6.9% – 7.75%	6% – 7.4%	6% – 7.5%
Expected rate of return on plan assets	8% – 9%	8% – 9%	6% – 9%	6% – 9%
Rate of compensation increase	4% – 6%	4% – 6%	N/A	N/A

The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

	December 31,	
	2001	2000
Pre-Medicare eligible benefits	9.5% down to 5% over 10 years	6.5%
Medicare eligible benefits	11.5% down to 5% over 10 years	6%

Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
	(Dollars in millions)	
Effect on total of service and interest cost components	$ 15	$ 12
Effect on accumulated postretirement benefit obligation	$137	$114

The components of net periodic benefit cost were as follows:

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
	(Dollars in millions)					
Service cost	$ 104	$ 98	$ 100	$ 34	$ 29	$ 28
Interest cost	308	291	271	115	113	107
Expected return on plan assets	(402)	(420)	(363)	(108)	(97)	(89)
Amortization of prior actuarial gains	(2)	(19)	(6)	(27)	(22)	(11)
Curtailment (credit) cost	21	(3)	(17)	6	2	10
Net periodic benefit (credit) cost	$ 29	$ (53)	$ (15)	$ 20	$ 25	$ 45

Savings and Investment Plans

The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $64 million, $65 million and $45 million for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Closed Block

On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings. Amounts reported for the period after demutualization are as of April 1, 2000 and for the period beginning on April 1, 2000 (the effect of transaction from April 1, 2000 through April 6, 2000 are not considered material).

Closed block liabilities and assets designated to the closed block are as follows:

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
CLOSED BLOCK LIABILITIES		
Future policy benefits	$40,325	$39,415
Other policyholder funds	321	278
Policyholder dividends payable	757	740
Policyholder dividend obligation	708	385
Payables under securities loaned transactions	3,350	3,268
Other	90	78
Total closed block liabilities	45,551	44,164
ASSETS DESIGNATED TO THE CLOSED BLOCK		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $25,761 and $25,657, respectively)	26,331	25,634
Equity securities, at fair value (amortized cost: $240 and $52, respectively)	282	54
Mortgage loans on real estate	6,358	5,801
Policy loans	3,898	3,826
Short-term investments	170	223
Other invested assets (amortized cost: $137 and $250, respectively)	159	248
Total investments	37,198	35,786
Cash and cash equivalents	1,119	661
Accrued investment income	550	557
Deferred income tax receivable	1,060	1,234
Premiums and other receivables	244	158
Total assets designated to the closed block	40,171	38,396
Excess of closed block liabilities over assets designated to the closed block	5,380	5,768
Amounts included in accumulated other comprehensive income:		
Net unrealized investment gains (losses), net of deferred income tax expense (benefit) of $219 and $(9), respectively	389	(14)
Unrealized derivative gains, net of deferred income tax expense of $9	17	—
Allocated to policyholder dividend obligation, net of deferred income tax benefit of $255 and $143, respectively	(453)	(242)
	(47)	(256)
Maximum future earnings to be recognized from closed block assets and liabilities	$ 5,333	$ 5,512

Information regarding the policyholder dividend obligation is as follows:

	For the Year Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)	
Balance at beginning of period(1)	$ 385	$ —
Change in policyholder dividend obligation before allocable net investment losses	159	85
Net investment losses	(159)	(85)
Change in unrealized investment and derivative gains	323	385
Balance at end of period	$ 708	$385

(1) For the period ended at December 31, 2000, the beginning of the period is April 7, 2000. See Note 1 "Summary of Significant Accounting Policies—Demutualization and Initial Public Offering.

Closed block revenues and expenses were as follows:

	For the Year Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)	
REVENUES		
Premiums	$3,658	$2,900
Net investment income	2,711	1,949
Net investment losses (net of amounts allocable to the policyholder dividend obligation of $(159) and $(85), respectively)	(20)	(150)
Total revenues	6,349	4,699
EXPENSES		
Policyholder benefits and claims	3,862	2,874
Policyholder dividends	1,544	1,132
Change in policyholder dividend obligation (excludes amounts directly related to net investment losses of $(159) and $(85), respectively)	159	85
Other expenses	508	425
Total expenses	6,073	4,516
Revenues net of expenses before income taxes	276	183
Income taxes	97	67
Revenues net of expenses and income taxes	$ 179	$ 116

The change in maximum future earnings of the closed block was as follows:

	For the Year Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)	
Beginning of period	$5,512	$5,628
End of period	5,333	5,512
Change during the period	$ (179)	$ (116)

Metropolitan Life charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of reorganization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

Many of the derivative instrument strategies used by the Company are also used for the closed block. The cumulative effect of the adoption of SFAS 133 and SFAS 138, as of January 1, 2001, resulted in $11 million of other comprehensive income, net of income taxes of $6 million. For the year ended December 31, 2001, the closed block recognized net investment gains of $5 million primarily relating to non-speculative derivative uses that are permitted by the Department but that have not met the requirements of SFAS 133 to qualify for hedge accounting. Excluding the adoption adjustment, the changes in other comprehensive income were $6 million, net of taxes of $3 million, for the year ended December 31, 2001.

8. Separate Accounts

Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $48,912 million and $53,656 million at December 31, 2001 and 2000, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling

$13,802 million and $16,594 million at December 31, 2001 and 2000, respectively, for which the Company contractually guarantees either a minimum return or account value to the policyholder.

Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $564 million, $667 million and $485 million for the years ended December 31, 2001, 2000 and 1999, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 7.0% and 6.9% at December 31, 2001 and 2000, respectively. The assets that support these liabilities were comprised of $11,888 million and $15,708 million in fixed maturities at December 31, 2001 and 2000, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, these investment products carry a graded surrender charge as well as a market value adjustment.

9. Debt

Debt consisted of the following:

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
Surplus notes, interest rates ranging from 6.30% to 7.80%, maturity dates ranging from 2003 to 2025	$1,630	$1,630
Investment-related exchangeable debt, interest rate of 4.90% due 2002	195	271
Fixed rate notes, interest rates ranging from 3.47% to 12.00%, maturity dates ranging from 2002 to 2019	87	316
Senior notes, interest rates ranging from 5.25% to 7.25%, maturity dates ranging from 2006 to 2011	1,546	98
Capital lease obligations	23	42
Other notes with varying interest rates	147	43
Total long-term debt	3,628	2,400
Total short-term debt	355	1,085
Total	$3,983	$3,485

Metropolitan Life and certain of its subsidiaries maintain committed and unsecured credit facilities aggregating $2,250 million (five-year facility of $1,000 million expiring in April 2003 and a 364-day facility of $1,250 million expiring in April of 2002). If these facilities are drawn upon, they would bear interest at rates stated in the agreements. The facilities can be used for general corporate purposes and also provide backup for the Company's commercial paper program. At December 31, 2001, there were no outstanding borrowings under either of the facilities. At December 31, 2001, $97 million in letters of credit from various banks were outstanding between Metropolitan Life and certain of its subsidiaries.

Reinsurance Group of America, Incorporated ("RGA"), a subsidiary of the Company, maintains committed and unsecured credit facilities aggregating $180 million (one facility of $140 million, one facility of $18 million and one facility of $22 million all expiring in 2005). At December 31, 2001 RGA had drawn approximately $24 million under these facilities at interest rates ranging from 4.40% to 4.97%. At December 31, 2001, $376 million in letters of credit from various banks were outstanding between the subsidiaries of RGA.

Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the insurance department of the state of domicile. Subject to the prior approval of the Superintendent, the $300 million 7.45% surplus notes due 2023 may be redeemed, in whole or in part, at the election of Metropolitan Life at any time on or after November 1, 2003.

The issue of investment-related exchangeable debt is payable in cash or by delivery of an underlying security owned by the Company. The amount of the debt payable at maturity is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance. At December 31, 2001, the underlying security pledged as collateral had a market value of $240 million.

The aggregate maturities of long-term debt for the Company are $207 million in 2002, $439 million in 2003, $27 million in 2004, $272 million in 2005, $609 million in 2006 and $2,074 million thereafter.

Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 2.1% and 6.6% and a weighted average maturity of 87 days and 44 days at December 31, 2001 and 2000, respectively. The Company also has other secured borrowings with a weighted average coupon rate of 7.25% and a weighted average maturity of 30 days at December 31, 2001.

Interest expense related to the Company's indebtedness included in other expenses was $252 million, $377 million and $384 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

MetLife Capital Trust I. In April 2000, MetLife Capital Trust I, a Delaware statutory business trust wholly-owned by the Holding Company, issued 20,125,000 8.00% equity security units ("units"). Each unit consists of (i) a purchase contract under which the holder agrees to purchase, for $50.00, shares of common stock of the Holding Company on May 15, 2003 (59,771,250 shares at December 31, 2001 and 2000 based on the average market price at December 31, 2001 and 2000) and (ii) a capital security, with a stated liquidation amount of $50.00 and mandatorily redeemable on May 15, 2005. The number of shares to be purchased at such date will be determined based on the average trading price of the Holding Company's common stock. The proceeds from the sale of the units were used to acquire $1,006 million 8.00% debentures of the Holding Company ("MetLife debentures"). The capital securities represent undivided beneficial ownership interests in MetLife Capital Trust I's assets, which consist solely of the MetLife debentures. These securities are pledged to collateralize the obligations of the unit holder under the related purchase contracts. Holders of the capital securities are entitled to receive cumulative cash distributions accruing from April 2000 and payable quarterly in arrears commencing August 15, 2000 at an annual rate of 8.00%. The Holding Company irrevocably guarantees, on a senior and unsecured basis, the payment in full of distributions on the capital securities and the stated liquidation amount of the capital securities, in each case to the extent of available trust funds. Holders of the capital securities generally have no voting rights. Capital securities outstanding were $980 million and $972 million, net of unamortized discounts of $26 million and $34 million, at December 31, 2001 and 2000, respectively.

The MetLife debentures bear interest at an annual rate of 8.00% of the principal amount, payable quarterly in arrears commencing August 15, 2000 and mature on May 15, 2005. These debentures are unsecured. The Holding Company s right to participate in the distribution of assets of any subsidiary upon the subsidiary s liquidation, reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent the Holding Company may be recognized as a creditor of that subsidiary. Accordingly, the Holding Company s obligations under the debentures are effectively subordinated to all existing and future liabilities of its subsidiaries. Interest expense on these instruments is included in other expenses and was $81 million and $59 million for the years ended December 31, 2001 and 2000, respectively.

GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica) issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $118 million, net of unamortized discount of $7 million at December 31, 2001 and 2000. Interest expense on these instruments is included in other expenses and was $11 million and $6 million for the years ended December 31, 2001 and 2000, respectively.

RGA Capital Trust I. In December 2001, a subsidiary of the Company, RGA, through its wholly-owned trust RGA Capital Trust I (the "Trust) issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS) Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051, and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding at December 31, 2001 were $158 million, net of unamortized discount of $67 million.

11. Commitments and Contingencies

Litigation

Sales Practices Claims

Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual) and General American Life Insurance Company ("General American) have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims.

In December 1999, the United States District Court for the Western District of Pennsylvania approved a class action settlement resolving litigation against Metropolitan Life involving certain alleged sales practices claims. The settlement class includes most of the owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates. Implementation of the settlement is substantially completed.

Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. The New England Mutual case, approved by the United States District Court for the District of Massachusetts in October 2000, involves approximately 600,000 life insurance policies sold during the period January 1, 1983 through August 31, 1996. Implementation of the New England Mutual class action settlement is substantially completed. The General American case, approved by the United States District Court for the Eastern District of Missouri, and affirmed by the appellate court in October 2001, involves approximately 250,000 life insurance policies sold during the period January 1, 1982 through December 31, 1996. A petition for writ of certiorari to the United States Supreme Court has been filed by objectors to the settlement. Implementation of the General American class action settlement is proceeding.

Metropolitan Life expects that the total cost of its class action settlement will be approximately $957 million. It is expected that the total cost of the New England Mutual class action settlement will be approximately $160 million. General American expects that the total cost of its class action settlement will be approximately $68 million.

Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. As of December 31, 2001, there are approximately 420 sales practices lawsuits pending against Metropolitan Life, approximately 40 sales practices lawsuits pending against New England Mutual and approximately 40 sales practices lawsuits pending against General American. Metropolitan Life, New England Mutual and General American continue to vigorously defend themselves against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys fees. Additional litigation relating to the Company s marketing and sales of individual life insurance may be commenced in the future.

The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending. In October 2001, the United States District Court for the Southern District of New York approved the settlement of a class action alleging improper sales abroad that was brought against Metropolitan Life, Metropolitan Insurance and Annuity Company, Metropolitan Tower Life Insurance Company and various individual defendants. No appeal was filed and the settlement is being implemented.

The Company believes adequate provision has been made in its consolidated financial statements for all reasonably probable and estimable losses for sales practices claims against Metropolitan Life, New England Mutual and General American.

During 1998, Metropolitan Life purchased excess of loss reinsurance agreements to provide reinsurance with respect to sales practices claims made on or prior to December 31, 1999 and for certain mortality losses in 1999. The premium for the excess of loss reinsurance agreements was $529 million. These reinsurance agreements had a maximum aggregate limit of $650 million, with a maximum sublimit of $550 million for losses for sales practices claims. The coverage was in excess of an aggregate self-insured retention of $385 million with respect to sales practices claims and $506 million, plus the Company s statutory policy reserves released upon the death of insureds, with respect to life mortality losses. The excess of loss reinsurance agreements were amended in 2000 to transfer mortality risks under the Metropolitan Life class action settlement agreement. Recoveries have been made under the reinsurance agreements for the sales practices claims. Although there is no assurance that other reinsurance claim submissions will be paid, the Company believes payment is likely to occur. The Company accounts for the aggregate excess of loss reinsurance agreements as reinsurance; however, if deposit accounting were applied, the effect on the Company's consolidated financial statements in 2001, 2000 and 1999 would not be significant.

Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life s, New England Mutual s or General American s sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

Asbestos-Related Claims

Metropolitan Life is also a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits, currently numbering in the thousands, have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life s employees during the period from the 1920 s through approximately the 1950 s and alleging that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. While Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse judgments in respect of these claims, most of the cases have been resolved by settlements. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate. The number of such cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain.

The following table sets forth the total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years:

	At or for the Years Ended December 31,		
	2001	2000	1999
Asbestos personal injury claims at year end (approximate)	89,000	73,000	60,000
Number of new claims during year (approximate)	59,500	54,500	35,500
Settlement payments during year (dollars in millions)(1)	$ 90.7	$ 71.1	$ 113.3

(1) Settlement payments represent payments made during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

Prior to the fourth quarter of 1998, Metropolitan Life established a liability for asbestos-related claims based on settlement costs for claims that Metropolitan Life had settled, estimates of settlement costs for claims pending against Metropolitan Life and an estimate of settlement costs for unasserted claims. The amount for unasserted claims was based on management s estimate of unasserted claims that would be probable of assertion. A liability is not established for claims which management believes are only reasonably possible of assertion. Based on this process, the accrual for asbestos-related claims at December 31, 1997 was $386 million. Potential liabilities for asbestos-related claims are not easily quantified, due to the nature of the allegations against Metropolitan Life, which are not related to the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products, adding to the uncertainty as to the number of claims that may be brought against Metropolitan Life.

During 1998, Metropolitan Life decided to pursue the purchase of excess insurance to limit its exposure to asbestos-related claims noted above. In connection with the negotiations with the casualty insurers to obtain this insurance, Metropolitan Life obtained information that caused management to reassess the accruals for asbestos-related claims. This information included:

- Information from the insurers regarding the asbestos-related claims experience of other insureds, which indicated that the number of claims that were probable of assertion against Metropolitan Life in the future was significantly greater than it had assumed in its accruals. The number of claims brought against Metropolitan Life is generally a reflection of the number of asbestos-related claims brought against asbestos defendants generally and the percentage of those claims in which Metropolitan Life is included as a defendant. The information provided to Metropolitan Life relating to other insureds indicated that Metropolitan Life had been included as a defendant for a significant percentage of total asbestos-related claims and that it may be included in a larger percentage of claims in the future, because of greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs lawyers and because of the bankruptcy and reorganization or the exhaustion of insurance coverage of other asbestos defendants; and that, although volatile, there was an upward trend in the number of total claims brought against asbestos defendants.
- Information derived from actuarial calculations Metropolitan Life made in the fourth quarter of 1998 in connection with these negotiations, which helped to frame, define and quantify this liability. These calculations were made using, among other things, current information regarding Metropolitan Life's claims and settlement experience (which reflected Metropolitan Life's decision to resolve an increased number of these claims by settlement), recent and historic claims and settlement experience of selected other companies and information obtained from the insurers.

Based on this information, Metropolitan Life concluded that certain claims that previously were considered as only reasonably possible of assertion were probable of assertion, increasing the number of assumed claims to approximately three times the number assumed in prior periods. As a result of this reassessment, Metropolitan Life increased its liability for asbestos-related claims to $1,278 million at December 31, 1998.

During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. As a result of the excess insurance policies, $878 million was recorded as a recoverable at December 31, 2001, 2000 and 1999. Although amounts paid in any given year that are recoverable under the policies will be reflected as a reduction in the Company's operating cash flows for that year, management believes that the payments will not have a material adverse effect on the Company's liquidity. Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to the Company at the commutation date if experience under the policy to such date has been favorable, or pro rata reductions from time to time in the loss reimbursements to the Company if the cumulative return on the reference fund is less than the return specified in the experience fund. It is likely that a claim will be made under the excess insurance policies in 2003 for a portion of the amounts paid with respect to asbestos litigation in 2002. If at some point in the future, the Company believes the liability for probable and estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be deferred and amortized into income over the estimated remaining settlement period of the insurance policies.

The Company believes adequate provision has been made in its consolidated financial statements for all reasonably probable and estimable losses for asbestos-related claims. Estimates of the Company's asbestos exposure are very difficult to predict due to the limitations of available data and the substantial difficulty of predicting with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims and the impact of any possible future adverse verdicts and their amounts. Recent bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may be resulting in an increase in the number of claims and the cost of resolving claims, as well as the number of trials and possible verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such recent bankruptcies by certain other defendants. Metropolitan Life is studying its recent claims experience, published literature regarding asbestos claims experience in the United States and numerous variables that can affect its asbestos liability exposure, including the recent bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the previously recorded asbestos liability. It is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

Property and Casualty Actions

A purported class action suit involving policyholders in four states was filed in a Rhode Island state court against a Metropolitan Life subsidiary, Metropolitan Property and Casualty Insurance Company, with respect to claims by policyholders for the alleged diminished value of automobiles after accident-related repairs. After the court denied plaintiffs' motion for class certification, the plaintiffs dismissed the lawsuit with prejudice. Similar "diminished value" purported class action suits have been filed in Texas and Tennessee against Metropolitan Property and Casualty Insurance Company; a Texas trial court recently denied plaintiffs' motion for class certification and a hearing on plaintiffs' motion in Tennessee for class certification is to be scheduled. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company's subsidiary, Metropolitan Casualty Insurance Company, in Florida. The complaint alleges breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. Discovery is ongoing and a motion for class certification is pending. A two-plaintiff individual lawsuit brought in Alabama alleges that Metropolitan Property and Casualty Insurance Company and CCC, a valuation company, violated state law by failing to pay the proper valuation amount for a total loss. Total loss valuation methods also are the subject of national class actions involving other insurance companies. A Pennsylvania state court purported class action lawsuit filed in August 2001 alleges that Metropolitan Property and Casualty Insurance Company improperly took depreciation on partial homeowner losses where the insured replaced the covered item. In addition, in Florida, Metropolitan Property and Casualty Insurance Company has been named in a class action alleging that it improperly established preferred provider organizations (hereinafter "PPO"). Other insurers have been named in both the Pennsylvania and the PPO cases. Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company are vigorously defending themselves against these lawsuits.

Demutualization Actions

Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the New York Superintendent of Insurance and the underwriters for MetLife, Inc.'s initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the Supreme Court of the State of New York for New York County have been consolidated within the commercial part. Metropolitan Life has moved to dismiss these consolidated cases on a variety of grounds. In addition, there remains a separate purported class action in New York state court in New York County that Metropolitan Life also has moved to dismiss. Another purported class action in New York state court in Kings County has been voluntarily held in abeyance by plaintiffs. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting and, in some instances, punitive damages. Some of the plaintiffs in the above described actions also have brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the New York Superintendent of Insurance that approved the plan. In this proceeding, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. This case also is being held in abeyance by plaintiffs. Another purported class action is pending in the Supreme Court of the State of New York for New York County and has been brought on behalf of a purported class of beneficiaries of Metropolitan Life annuities purchased to fund structured settlements claiming that the class members should have received common stock or cash in connection with the demutualization. Metropolitan Life has moved to dismiss this case on a variety of grounds. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933.

The plaintiffs in these actions, which have been consolidated, claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. Metropolitan Life s motion to dismiss these three cases was denied on July 23, 2001. A purported class action also was filed in the United States District Court for the Southern District of New York seeking damages from Metropolitan Life and the Holding Company for alleged violations of various provisions of the Constitution of the United States in connection with the plan of reorganization. On July 9, 2001, pursuant to a motion to dismiss filed by Metropolitan Life, this case was dismissed by the District Court. Plaintiffs have appealed to the United States Court of Appeals for the Second Circuit. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs claims and are contesting vigorously all of the plaintiffs claims in these actions.

In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs claims and will contest vigorously all of plaintiffs claims in this matter.

Race-Conscious Underwriting Claims

Insurance Departments in a number of states initiated inquiries in 2000 about possible race-conscious underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in their respective states, including Metropolitan Life and certain of its subsidiaries. The New York Insurance Department has commenced examinations of certain domestic life insurance companies, including Metropolitan Life, concerning possible past race-conscious underwriting practices. Metropolitan Life is cooperating fully with that inquiry, which is ongoing. Four purported class action lawsuits filed against Metropolitan Life in 2000 and 2001 alleging racial discrimination in the marketing, sale, and administration of life insurance policies have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs seek unspecified monetary damages, punitive damages, reformation, imposition of a constructive trust, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices and adjust policy values, and other relief. At the outset of discovery, Metropolitan Life moved for summary judgment on statute of limitations grounds. On June 27, 2001, the District Court denied that motion, citing, among other things, ongoing discovery on relevant subjects. The ruling does not prevent Metropolitan Life from continuing to pursue a statute of limitations defense. Plaintiffs have moved for certification of a class consisting of all non-Caucasian policyholders purportedly harmed by the practices alleged in the complaint. Metropolitan Life has opposed the class certification motion. Metropolitan Life has been involved in settlement discussions to resolve the regulatory examinations and the actions pending in the United States District Court for the Southern District of New York. In that connection, Metropolitan Life has recorded a $250 million pre-tax charge in the fourth quarter of 2001 as probable and estimable costs associated with the anticipated resolution of these matters.

In the fall of 2001, 12 lawsuits were filed against Metropolitan Life on behalf of approximately 109 non-Caucasian plaintiffs in their individual capacities in state court in Tennessee. The complaints allege under state common law theories that Metropolitan Life discriminated against non-Caucasians in the sale, formation and administration of life insurance policies. The plaintiffs have stipulated that they do not seek and will not accept more than $74,000 per person if they prevail on their claims. Early in 2002, two individual actions were filed against Metropolitan Life in federal court in Alabama alleging both federal and state law claims of racial discrimination in connection with the sale of life insurance policies issued. Metropolitan Life is contesting vigorously plaintiffs claims in the Tennessee and Alabama actions.

Other

In March 2001, a putative class action was filed against Metropolitan Life in the United States District Court for the Southern District of New York alleging gender discrimination and retaliation in the MetLife Financial Services unit of the Individual segment. The plaintiffs seek unspecified compensatory damages, punitive damages, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices, an order restoring class members to their rightful positions (or appropriate compensation in lieu thereof), and other relief. Metropolitan Life is vigorously defending itself against these allegations.

A lawsuit has been filed against Metropolitan Life in Ontario, Canada by Clarica Life Insurance Company regarding the sale of the majority of Metropolitan Life s Canadian operation to Clarica in 1998. Clarica alleges that Metropolitan Life breached certain representations and warranties contained in the sale agreement, that Metropolitan Life made misrepresentations upon which Clarica relied during the negotiations and that Metropolitan Life was negligent in the performance of certain of its obligations and duties under the sale agreement. Metropolitan Life is vigorously defending itself against this lawsuit.

General American has received and responded to subpoenas for documents and other information from the office of the U.S. Attorney for the Eastern District of Missouri with respect to certain administrative services provided by its former Medicare Unit during the period January 1, 1988 through December 31, 1998, which services ended and which unit was disbanded prior to MetLife s acquisition of General American. The subpoenas were issued as part of the Government s criminal investigation alleging that General American s former Medicare Unit engaged in improper billing and claims payment practices. The Government is also conducting a civil investigation under the federal False Claims Act. General American is cooperating fully with the Government s investigations.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company s compliance with applicable insurance and other laws and regulations.

The Company has recorded, in other expenses, charges of $250 million, $15 million and $499 million for the years ended December 31, 2001, 2000 and 1999, respectively. The charge in 2001 relates to race-conscious underwriting and the charges in 2000 and 1999 relate to sales practice claims. The charge in 1999 was principally related to the settlement of the multi-district litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs.

Summary

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods.

Leases

In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

	Rental Income	Sublease Income	Gross Rental Payments
		(Dollars in millions)	
2002	$1,023	$11	$132
2003	761	11	113
2004	699	10	92
2005	609	10	76
2006	512	10	60
Thereafter	2,219	16	134

Commitments to Fund Partnership Investments

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,898 million and $1,311 million at December 31, 2001 and 2000, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

12. Acquisitions and Dispositions

Dispositions

On July 2, 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica"). Conning specializes in asset management for insurance company investment portfolios and investment research. The Company received $108 million in the transaction and reported a gain of approximately $16 million, net of income taxes of $9 million, in the third quarter of 2001.

During the fourth quarter of 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P. This transaction resulted in an investment gain of $663 million.

Acquisitions

On January 6, 2000, Metropolitan Life completed its acquisition of GenAmerica for $1.2 billion. As part of the GenAmerica acquisition, General American Life Insurance Company paid Metropolitan Life a fee of $120 million in connection with the assumption of certain funding agreements. The fee was considered part of the purchase price of GenAmerica. GenAmerica is a holding company which included General American Life Insurance Company, approximately 49% of the outstanding shares of RGA common stock, and 61.0% of the outstanding shares of Conning common stock. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. At December 31, 2001 Metropolitan Life's ownership percentage of the outstanding shares of RGA common stock was approximately 58%. On January 30, 2002, MetLife, Inc. and its affiliated companies announced their intention to purchase up to an additional $125 million of RGA's outstanding common stock, over an unspecified period of time. These purchases are intended to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of a subsidiary trust on December 10, 2001.

In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life for $73 million. The shares of Conning were subsequently sold in their entirety in July 2001.

The Company's total revenues and net income for the year ended December 31, 1999 on both a historical and pro forma basis as if the acquisition of GenAmerica had occurred on January 1, 1999 were as follows:

	Total Revenues	Net Income
	(Dollars in millions)	
Historical	$25,128	$617
Pro forma (unaudited)	$28,973	$403

The pro forma results include adjustments to give effect to the amortization of discounts on fixed maturities, goodwill and value of business acquired, adjustments to liabilities for future policy benefits, and certain other adjustments, together with related income tax effects. The pro forma information is not necessarily indicative of the results that would have occurred had the purchase been made on January 1, 1999 or the future results of the combined operations.

13. Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The impact of these actions on a segment basis are as follows:

	For the year ended December 31, 2001	
	Amount	Net of income tax
	(Dollars in millions)	
Institutional	$399	$267
Individual	97	61
Auto & Home	3	2
Total	$499	$330

The charges, net of income tax, reduced earnings per share for the year ended December 31, 2001 by $0.43, on a diluted basis.

Institutional. The charges to this segment include costs associated with exiting a business, including the write-off of goodwill, severance, severance-related expenses, and facility consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These initiatives will result in the elimination of approximately 450 positions. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively.

Individual. The charges to this segment include facility consolidation costs, severance and severance-related expenses, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. The costs were recorded in other expenses.

Auto & Home. The charges to this segment include severance and severance-related costs associated with the elimination of approximately 200 positions. The costs were recorded in other expenses.

Although many of the underlying business initiatives were completed in 2001, a portion of the activity will continue into 2002. The liability as of December 31, 2001 was $295 million.

14. Income Taxes

The provision for income taxes was as follows:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Current:			
Federal	$ (44)	$(153)	$608
State and local	(4)	34	24
Foreign	15	5	4
	(33)	(114)	636
Deferred:			
Federal	286	563	(78)
State and local	12	8	2
Foreign	1	6	(2)
	299	577	(78)
Provision for income taxes	$266	$ 463	$558

Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported were as follows:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Tax provision at U.S. statutory rate	$259	$ 496	$411
Tax effect of:			
Tax exempt investment income	(82)	(52)	(39)
Surplus tax	—	(145)	125
State and local income taxes	9	30	18
Prior year taxes	38	(37)	(31)
Demutualization costs	—	21	56
Payment to former Canadian policyholders	—	114	—
Sales of businesses	5	31	—
Other, net	37	5	18
Provision for income taxes	$266	$ 463	$558

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
Deferred income tax assets:		
Policyholder liabilities and receivables	$3,727	$3,057
Net operating losses	336	262
Employee benefits	123	167
Litigation related	279	232
Other	438	348
	4,903	4,066
Less: Valuation allowance	114	78
	4,789	3,988
Deferred income tax liabilities:		
Investments	2,157	1,330
Deferred policy acquisition costs	2,950	2,752
Net unrealized investment gains	1,079	621
Other	129	37
	6,315	4,740
Net deferred income tax liability	$(1,526)	$ (752)

Domestic net operating loss carryforwards amount to $533 million at December 31, 2001 and expire in 2021. Foreign net operating loss carryforwards amount to $401 million at December 31, 2001 and were generated in various foreign countries with expiration periods of five years to infinity.

The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

The Internal Revenue Service has audited the Company for the years through and including 1996. The Company is being audited for the years 1997, 1998, 1999 and 2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

15. Reinsurance

The Company s life insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. Risks in excess of $25 million on single survivorship policies and $30 million on joint survivorship policies are 100 percent coinsured. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. In addition, the Company has exposure to catastrophes, which are an inherent risk of the property and casualty insurance business and could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

The Company is engaged in life reinsurance whereby it indemnifies other insurance companies for all or a portion of the insurance risk underwritten by the ceding companies.

See Note 11 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

	Years ended December 31, 2001	2000	1999
		(Dollars in millions)	
Direct premiums	$16,332	$15,661	$13,249
Reinsurance assumed	2,907	2,918	484
Reinsurance ceded	(2,027)	(2,262)	(1,645)
Net premiums	$17,212	$16,317	$12,088
Reinsurance recoveries netted against policyholder benefits	$ 2,002	$ 1,942	$ 1,626

Reinsurance recoverables, included in premiums and other receivables, were $3,358 million and $3,410 million at December 31, 2001 and 2000, respectively, including $1,356 million and $1,359 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $295 million and $225 million at December 31, 2001 and 2000, respectively.

The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Balance at January 1	$4,185	$3,789	$3,320
Reinsurance recoverables	(413)	(415)	(382)
Net balance at January 1	3,772	3,374	2,938
Acquisition of business	—	2	204
Incurred related to:			
Current year	4,213	3,766	3,129
Prior years	(34)	(111)	(16)
	4,179	3,655	3,113
Paid related to:			
Current year	(2,567)	(2,237)	(2,012)
Prior years	(1,239)	(1,022)	(869)
	(3,806)	(3,259)	(2,881)
Net Balance at December 31	4,145	3,772	3,374
Add: Reinsurance recoverables	423	413	415
Balance at December 31	$4,568	$4,185	$3,789

16. Other Expenses

Other expenses were comprised of the following:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Compensation	$2,459	$2,712	$2,590
Commissions	1,651	1,696	872
Interest and debt issue costs	332	436	405
Amortization of policy acquisition costs (excludes amortization of $25, $(95), and $(46), respectively, related to realized investment losses)	1,413	1,478	930
Capitalization of policy acquisition costs	(2,039)	(1,863)	(1,160)
Rent, net of sublease income	282	230	172
Minority interest	57	115	55
Other	3,410	3,220	2,598
Total other expenses	$7,565	$8,024	$6,462

17. Stockholders' Equity

Preferred Stock

On September 29, 1999, the Holding Company adopted a stockholder rights plan (the "rights plan) under which each outstanding share of common stock issued between April 4, 2000 and the distribution date (as defined in the rights plan) will be coupled with a stockholder right. Each right will entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock will have economic and voting terms equivalent to one share of common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings.

Stockholder rights are not exercisable until the distribution date, and will expire at the close of business on April 4, 2010, unless earlier redeemed or exchanged by the Holding Company. The rights plan is designed to protect stockholders in the event of unsolicited offers to acquire the Holding Company and other coercive takeover tactics.

Common Stock

On the date of demutualization, the Holding Company conducted an initial public offering of 202,000,000 shares of its common stock and concurrent private placements of an aggregate of 60,000,000 shares of its common stock at an initial public offering price of $14.25 per share. The shares of common stock issued in the offerings were in addition to 494,466,664 shares of common stock of the Holding Company distributed to the MetLife Policyholder Trust for the benefit of policyholders of Metropolitan Life in connection with the demutualization. On April 10, 2000, the Holding Company issued 30,300,000 additional shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the initial public offering.

On March 28, 2001, the Holding Company s Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of an earlier $1 billion repurchase program that was announced on June 27, 2000. Under these authorizations, the Holding Company may purchase common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions. On August 7, 2001, the Company purchased 10 million shares of its common stock as part of the sale of 25 million shares of MetLife common stock by Santusa

Holdings, S.L., an affiliate of Banco Santander Central Hispano, S.A. The sale by Santusa Holdings, S.L. was made pursuant to a shelf registration statement, effective June 29, 2001. The Company acquired 45,242,966 and 26,108,315 shares of common stock for $1,322 million and $613 million during the years ended December 31, 2001 and 2000, respectively. During the years ended December 31, 2001 and 2000, 67,578 and 23,564 of these shares have been reissued for $1 million and $0.4 million, respectively.

On February 19, 2002, the Holding Company s Board of Directors authorized an additional $1 billion common stock repurchase program. This program will begin after the completion of the March 28, 2001 repurchase program.

Dividend Restrictions

Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. For the year ended December 31, 2001, Metropolitan Life paid to MetLife, Inc. $721 million in dividends for which prior insurance regulatory clearance was not required and $3,064 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2000, Metropolitan Life paid to MetLife, Inc. $763 million in dividends for which prior insurance regulatory clearance was not required. At December 31, 2001, Metropolitan Life could pay the Holding Company a dividend of $546 million without prior approval of the Superintendent.

MIAC is subject to similar restrictions based on the regulations of its domicile, and at December 31, 2001, could pay the Holding Company dividends of $104 million without prior approval.

Stock Compensation Plans

Under the MetLife, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan), awards granted may be in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2000 Directors Stock Plan, (the "Directors Stock Plan) awards granted may be in the form of stock awards or non-qualified stock options or a combination of the foregoing to outside Directors of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. The Directors Stock Plan has a maximum limit of 500,000 share awards.

All options granted have an exercise price equal to the fair market value price of the Company s common stock on the date of grant, and an option s maximum term is ten years. Certain options under the Stock Incentive Plan become exercisable over a three-year period commencing with date of grant, while other options become exercisable three years after the date of grant. Options issued under the Directors Stock Plan are exercisable at any time after April 7, 2002.

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, in the measurement of compensation expense, the Company utilizes the excess of market price over exercise price on the first date that both the number of shares and award price are known. For the year ended December 31, 2001, compensation expense for non-employees related to the Company s Stock Incentive Plan and Directors Stock Plan was $1 million.

Had compensation cost for the Company s Stock Incentive Plan and Directors Stock Plan been determined based on fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, the Company s net income and earnings per share for the year ended December 31, 2001 would have been reduced to the pro forma amounts below:

	As Reported	Pro forma(1)(2)
	(Dollars in millions, except per share amounts)	
Net income	$ 473	$ 454
Basic earnings per share	$0.64	$0.61
Diluted earnings per share	$0.62	$0.59

(1) The pro forma earnings disclosures are not necessarily representative of the effects on net income and earnings per share in future years.

(2) Includes the Company s ownership share of compensation costs related to RGA s incentive stock plan determined in accordance with SFAS 123.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2001: dividend yield of 0.68%, expected price variability of 31.60%, risk-free interest rate of 5.72% and expected duration ranging from 4 to 6 years.

A summary of the status of options included in the Company s Stock Incentive Plan and Directors Stock Plan as of December 31, 2001 and changes during the year ended is presented below:

	Shares	Weighted Average Exercise Price
Granted	12,263,550	$ 29.93
Canceled	(1,158,025)	29.95
Outstanding at end of year	11,105,525	$ 29.93
Exercisable at end of year	—	—
Weighted average fair value of options granted during 2001	$ 10.29	

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$27.30 – $28.30	77,600	9.84	$27.30
28.31 – 29.30	21,216	9.75	29.00
29.31 – 30.30	10,964,925	8.78	29.95
30.31 – 30.95	41,784	9.55	30.94
	11,105,525	8.79	$29.93

Statutory Equity and Income

Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, and valuing securities on a different basis. In addition, New York State Statutory Accounting Practices do not provide for deferred income taxes. Statutory net income of Metropolitan Life, as filed with the Department, was $2,782 million, $1,027 million and $789 million for the years ended 2001, 2000 and 1999, respectively; statutory capital and surplus, as filed, was $5,358 million and $7,213 million at December 31, 2001 and 2000, respectively.

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The adoption of the Codification in accordance with NAIC guidance would have increased Metropolitan Life s statutory capital and surplus by approximately $1.5 billion. The adoption of the Codification, as modified by the Department, increased Metropolitan Life's statutory capital and surplus by approximately $84 million, as of January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on Metropolitan Life's statutory surplus and capital.

18. Other Comprehensive Income (Loss)

The following table sets forth the reclassification adjustments required for the years ended December 31, 2001, 2000 and 1999 to avoid double-counting in other comprehensive income (loss) items that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

	December 31,		
	2001	2000	1999
	(Dollars in millions)		
Holding gains (losses) on investments arising during the year	$1,318	$2,789	$(6,314)
Income tax effect of holding gains or losses	(520)	(969)	2,262
Reclassification adjustments:			
Recognized holding losses included in current year income	534	989	38
Amortization of premium and discount on investments	(488)	(499)	(307)
Recognized holding losses allocated to other policyholder amounts	(134)	(54)	(67)
Income tax effect	35	(151)	120
Allocation of holding (gains) losses on investments relating to other policyholder amounts	(68)	(971)	3,788
Income tax effect of allocation of holding gains or losses to other policyholder amounts	27	338	(1,357)
Net unrealized investment gains (losses)	704	1,472	(1,837)
Foreign currency translation adjustment	(60)	(6)	50
Minimum pension liability adjustment	(18)	(9)	(7)
Other comprehensive income (loss)	$ 626	$1,457	$(1,794)

19. Earnings Per Share and Earnings After Date of Demutualization

Net income after the date of demutualization is based on the results of operations after March 31, 2000, adjusted for the payments to the former Canadian policyholders and costs of demutualization recorded in April 2000 which are applicable to the period prior to April 7, 2000.

The following presents a reconciliation of the weighted average shares used in calculating basic earnings per share to those used in calculating diluted earnings per share:

	Net Income	Shares	Per Share Amount
	(Dollars in millions, except per share data)		
For the year ended December 31, 2001			
Amounts for basic earnings per share	$ 473	741,041,654	$0.64
Incremental shares from assumed:			
Conversion of forward purchase contracts		25,974,114	
Exercise of stock options		1,133	
Amounts for diluted earnings per share	$ 473	767,016,901	$0.62
For the period April 7, 2000 through December 31, 2000			
Amounts for basic earnings per share	$1,173	772,027,666	$1.52
Incremental shares from assumed conversion of forward purchase contracts		16,480,028	
Amounts for diluted earnings per share	$1,173	788,507,694	$1.49

20. Quarterly Results of Operations (unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 are summarized in the table below:

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(Dollars in millions, except per share data)			
2001				
Total revenues	$7,971	$7,811	$7,970	$8,176
Total expenses	7,544	7,318	7,731	8,596
Net income (loss)	287	320	162	(296)
Basic earnings (loss) per share	0.38	0.43	0.22	(0.41)
Diluted earnings (loss) per share	0.37	0.41	0.21	(0.41)
2000				
Total revenues	$7,607	$8,009	$7,672	$8,456
Total expenses	7,187	7,992	7,360	7,789
Net income (loss)	236	(115)*	241	591
Basic earnings per share	N/A	0.44	0.31	0.77
Diluted earnings per share	N/A	0.44	0.31	0.74

N/A — not applicable

* Net income after date of demutualization is $341 million.

Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years. Earnings per share data is presented only for periods after the date of demutualization.

The unaudited pre-tax results of operations for the third quarter of 2001 include charges of $325 million related to the September 11, 2001 tragedies. The unaudited pre-tax results of operations for the fourth quarter of 2001 include charges of $250 million related to the anticipated resolution of proceedings alleging race-conscious underwriting, $499 million related to business realignment initiatives and $118 million related to the establishment of a policyholder liability for certain group annuity policies. The unaudited pre-tax results of operations for the fourth quarter of 2000 include an investment gain of $663 million from the sale of the Company s interest in Nvest, L.P. and Nvest Companies L.P. and a surplus tax credit of $175 million.

21. Business Segment Information

The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe, South Africa, Asia and Australia. The Company s business is divided into six major segments: Individual, Institutional, Reinsurance, Auto & Home, Asset Management and International. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Reinsurance provides life reinsurance and international life and disability on a direct and reinsurance basis. Auto & Home provides insurance coverages, including private passenger automobile, homeowners and personal excess liability insurance. Asset Management provides a broad variety of asset management products and services to individuals and institutions. International provides life insurance, accident and health insurance, annuities and retirement and savings products to both individuals and groups, and auto and homeowners coverage to individuals.

Set forth in the tables below is certain financial information with respect to the Company's operating segments as of or for the years ended December 31, 2001, 2000 and 1999. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation and the accounting for gains and losses from inter-company sales which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates non-recurring items (primarily consisting of expenses associated with the anticipated resolution of proceedings alleging race-conscious underwriting practices, sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products and demutualization costs) to Corporate & Other.

	At or for the year ended December 31, 2001							
	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
	(Dollars in millions)							
Premiums	$ 4,563	$ 7,288	$1,762	$2,755	$ —	$ 846	$ (2)	$ 17,212
Universal life and investment-type product policy fees	1,260	592	—	—	—	38	(1)	1,889
Net investment income	6,512	4,161	390	200	71	267	322	11,923
Other revenues	495	649	42	22	198	16	85	1,507
Net investment gains (losses)	827	(15)	(6)	(17)	25	(16)	(1,401)	(603)
Policyholder benefits and claims	5,233	8,924	1,484	2,121	—	689	3	18,454
Interest credited to policyholder account balances	1,898	1,013	122	—	—	51	—	3,084
Policyholder dividends	1,767	259	24	—	—	36	—	2,086
Other expenses	3,012	1,907	491	800	252	329	774	7,565
Income (loss) before provision for income taxes	1,747	572	67	39	42	46	(1,774)	739
Net income (loss)	1,095	382	40	41	27	14	(1,126)	473
Total assets	131,314	89,661	7,911	4,581	256	5,308	17,867	256,898
Deferred policy acquisition costs	8,757	509	1,196	179	—	525	1	11,167
Separate account assets	31,261	31,177	13	—	—	277	(14)	62,714
Policyholder liabilities	88,287	52,075	5,355	2,610	—	3,419	(813)	150,933
Separate account liabilities	31,261	31,177	13	—	—	277	(14)	62,714

	At or for the year ended December 31, 2000							
	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
	(Dollars in millions)							
Premiums	$ 4,673	$ 6,900	$1,450	$2,636	$ —	$ 660	$ (2)	$ 16,317
Universal life and investment-type product policy fees	1,221	547	—	—	—	53	(1)	1,820
Net investment income	6,475	3,959	379	194	90	254	417	11,768
Other revenues	650	650	29	40	760	9	91	2,229
Net investment gains (losses)	227	(475)	(2)	(20)	—	18	(138)	(390)
Policyholder benefits and claims	5,054	8,178	1,096	2,005	—	562	(2)	16,893
Interest credited to policyholder account balances	1,680	1,090	109	—	—	56	—	2,935
Policyholder dividends	1,742	124	21	—	—	32	—	1,919
Payments to former Canadian policyholders	—	—	—	—	—	327	—	327
Demutualization costs	—	—	—	—	—	—	230	230
Other expenses	3,323	1,730	513	827	784	292	555	8,024
Income (loss) before provision for income taxes	1,447	459	117	18	66	(275)	(416)	1,416
Net income (loss)	920	307	69	30	34	(285)	(122)	953
Total assets	132,433	89,725	7,163	4,511	418	5,119	14,765	254,134
Deferred policy acquisition costs	8,610	446	1,030	176	—	354	2	10,618
Separate account assets	34,860	33,918	28	—	—	1,491	(47)	70,250
Policyholder liabilities	84,049	49,669	5,028	2,559	—	2,435	(1,169)	142,571
Separate account liabilities	34,860	33,918	28	—	—	1,491	(47)	70,250

	At or for the year ended December 31, 1999							
	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 4,289	$ 5,525	$ —	$1,751	$ —	$ 523	$ —	$ 12,088
Universal life and investment-type product policy fees	888	502	—	—	—	43	—	1,433
Net investment income	5,346	3,755	—	103	80	206	326	9,816
Other revenues	381	609	—	21	803	12	35	1,861
Net investment (losses) gains	(14)	(31)	—	1	—	1	(27)	(70)
Policyholder benefits and claims	4,625	6,712	—	1,301	—	458	4	13,100
Interest credited to policyholder account balances	1,359	1,030	—	—	—	52	—	2,441
Policyholder dividends	1,509	159	—	—	—	22	—	1,690
Demutualization costs	—	—	—	—	—	—	260	260
Other expenses	2,542	1,569	—	514	795	248	794	6,462
Income (loss) before provision for income taxes	855	890	—	61	88	5	(724)	1,175
Net income (loss)	555	567	—	56	51	21	(633)	617

For the year ended December 31, 2001 the Institutional, Individual, Reinsurance and Auto & Home segments include $287 million, $24 million, $9 million and $5 million, respectively, of pre-tax losses associated with the September 11, 2001 tragedies. See Note 2.

The Institutional, Individual and Auto & Home segments include $399 million, $97 million and $3 million, respectively, in pre-tax charges associated with business realignment initiatives for the year ended December 31, 2001. See Note 13.

For the year ended December 31, 2001, the Individual segment includes $118 million of pre-tax expenses associated with the establishment of a policyholder liability for certain group annuity policies.

For the year ended December 31, 2001, pre-tax gross investment gains and (losses) of $1,027 million, $142 million and $(1,172) million (comprised of a $354 million gain and an intercompany elimination of $(1,526) million), resulting from the sale of certain real estate properties from Metropolitan Life to Metropolitan Insurance and Annuity Company, a subsidiary of MetLife, Inc., are included in the Individual segment, Institutional segment and Corporate & Other, respectively.

The Individual segment included an equity ownership interest in Nvest under the equity method of accounting. Nvest was included within the Asset Management segment due to the types of products and strategies employed by the entity. The Individual segment s equity in earnings of Nvest, which is included in net investment income, was $30 million and $48 million for the years ended December 31, 2000 and 1999, respectively. The Individual segment includes $538 million (after allocating $118 million to participating contracts) of the pre-tax gross investment gain on the sale of Nvest in 2000. As part of the GenAmerica acquisition in 2000, the Company acquired General American Life Insurance Company, the results of which are included primarily in the Individual segment.

The Reinsurance segment includes the life reinsurance business of RGA, acquired in 2000, combined with Exeter, an ancillary life reinsurance business of the Company. Exeter has been reported as a component of the Individual segment rather than as a separate segment for periods prior to January 1, 2000 due to its immateriality.

The Auto & Home segment includes the standard personal lines property and casualty insurance operations of The St. Paul Companies which were acquired in September 1999.

As part of the GenAmerica acquisition in 2000, the Company acquired Conning, the results of which are included in the Asset Management segment due to the types of products and strategies employed by the entity from its acquisition date to July 2001, the date of its disposition. The Company sold Conning, receiving $108 million in the transaction and reported a gain of approximately $16 million, net of income taxes of $9 million, in the third quarter of 2001.

The Corporate & Other segment consists of various start-up entities, including Grand Bank, N.A. ("Grand Bank), and run-off entities, as well as the elimination of all intersegment amounts. In addition, the elimination of the Individual segment s ownership interest in Nvest is included for the years ended December 31, 2000 and 1999. The principal component of the intersegment amounts relates to intersegment loans, which bear interest rates commensurate with related borrowings.

Net investment income and net investment gains and losses are based upon the actual results of each segment's specifically identifiable asset portfolio. Other costs and operating costs were allocated to each of the segments based upon: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company s product pricing.

Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. operations were $30,777 million, $30,750 million and $24,343 million for the years ended December 31, 2001, 2000 and 1999, respectively, which represented 96%, 97% and 97%, respectively, of consolidated revenues.

BOARD OF DIRECTORS

ROBERT H. BENMOSCHE
Chairman of the Board,
President and Chief
Executive Officer
MetLife, Inc. and
Metropolitan Life
Insurance Company
Chairman, Executive Committee

CURTIS H. BARNETTE
Chairman Emeritus
Bethlehem Steel Corporation
Member, Corporate Social
Responsibility Committee

GERALD CLARK
Vice Chairman of the Board
and Chief Investment Officer
MetLife, Inc. and
Metropolitan Life Insurance
Company
Member, Corporate Social
Responsibility Committee

***JOAN GANZ COONEY**
Chairman, Executive
Committee
Sesame Workshop
Chairman, Corporate Social
Responsibility Committee
Member, Compensation
Committee

JOHN C. DANFORTH
Partner
Bryan Cave LLP
Former U.S. Senator
Member, Audit Committee and
Corporate Social Responsibility
Committee

BURTON A. DOLE, JR.
Retired Chairman of the Board
Nellcor Puritan Bennett Inc.
Member, Audit Committee and
Corporate Social Responsibility
Committee

JAMES R. HOUGHTON
Non-Executive Chairman
of the Board Emeritus
Corning Incorporated
Chairman, Audit Committee
Member, Compensation
Committee, Governance and
Finance Committee and
Executive Committee

HARRY P. KAMEN
Retired Chairman of the
Board and Chief
Executive Officer
Metropolitan Life Insurance
Company
Member, Governance and
Finance Committee and
Executive Committee

HELENE L. KAPLAN
Of Counsel
Skadden, Arps,
Slate, Meagher &
Flom LLP
Chairman, Governance
and Finance Committee
Member, Corporate Social
Responsibility Committee
and Executive Committee

CATHERINE R. KINNEY
Co-Chief Operating Officer,
President and Executive
Vice Chairman
New York Stock Exchange, Inc.
Member, Compensation
Committee and Governance
and Finance Committee

CHARLES M. LEIGHTON
Retired Chairman of the Board
and Chief Executive Officer
CML Group, Inc.
Member, Compensation
Committee and Executive
Committee

***ALLEN E. MURRAY**
Retired Chairman of
the Board and Chief
Executive Officer
Mobil Corporation
Member, Compensation
Committee and Governance
and Finance Committee

STEWART G. NAGLER
Vice Chairman of the Board
and Chief Financial Officer
MetLife, Inc. and
Metropolitan Life Insurance
Company
Member, Corporate Social
Responsibility Committee

JOHN J. PHELAN, JR.
Former Chairman of the Board
and Chief Executive Officer
New York Stock Exchange, Inc.
Member, Audit Committee,
Governance and Finance
Committee and Executive
Committee

HUGH B. PRICE
President and Chief
Executive Officer
National Urban League, Inc.
Member, Audit Committee
and Corporate Social
Responsibility Committee

WILLIAM C. STEERE, JR.
Retired Chairman of the Board
and Chief Executive Officer
Pfizer Inc.
Chairman, Compensation
Committee
Member, Audit Committee
and Governance and
Finance Committee

* Joan Ganz Cooney and Allen E. Murray will retire from the Board effective March 31, 2002 in accordance with the Board's retirement policy.

EXECUTIVE OFFICERS

ROBERT H. BENMOSCHE
Chairman of the Board, President
and Chief Executive Officer

GERALD CLARK
Vice Chairman of the Board and
Chief Investment Officer

STEWART G. NAGLER
Vice Chairman of the Board and
Chief Financial Officer

JAMES M. BENSON
President, Individual Business

C. ROBERT HENRIKSON
President, Institutional Business

CATHERINE A. REIN
President and Chief
Executive Officer
MetLife® Auto & Home

WILLIAM J. TOPPETA
President, International

GARY A. BELLER
Senior Executive Vice President
and General Counsel

LISA M. WEBER
Senior Executive Vice President
and Chief Administrative Officer

DANIEL J. CAVANAGH
Executive Vice President,
Information Technology and
Operations

JEFFREY J. HODGMAN
Executive Vice President,
Investments

KERNAN F. KING
Executive Vice President, MetLife
Financial Services

TERENCE I. LENNON
Executive Vice President, Mergers
and Acquisitions

JUDY E. WEISS
Executive Vice President,
Retirement and Savings

SHAILENDRA GHORPADE
Chief Executive Officer
MetLife Bank, N.A.

CORPORATE INFORMATION

Corporate Profile
MetLife, Inc. through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve approximately 10 million households in the U.S. and companies and institutions with approximately 33 million employees and members. It also has international insurance operations in 13 countries.

Corporate Headquarters
MetLife, Inc.
One Madison Avenue
New York, NY 10010
212-578-2211

Internet Address
http://www.metlife.com

Form 10-K and Other Information
Shareholders may receive, without charge, a copy of MetLife, Inc.'s annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001 by contacting 1-800-649-3593 or by visiting http://ir.metlife.com and selecting "Information Requests." Quarterly reports on Form 10-Q are also available through this toll-free number or the Internet.

Transfer Agent/Shareholder Records
For information or assistance regarding shareholder accounts or dividend checks, please contact MetLife s transfer agent:

Mellon Investor Services, LLC
P.O. Box 4412
South Hackensack, NJ 07606-2012
1-800-649-3593
TDD for Hearing Impaired: 201-373-5040
www.melloninvestor.com

Trustee, MetLife Policyholder Trust
Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890
302-651-1000
www.wilmingtontrust.com

Investor Information
http://ir.metlife.com

MetLife News
http://metnews.metlife.com

Common Stock and Dividend Information
MetLife Inc. s common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "MET. The following table presents the high and low closing prices for the common stock of MetLife, Inc. on the NYSE for the periods indicated. MetLife, Inc. declared an annual dividend of $0.20 per share on October 23, 2001 and October 24, 2000. Future dividend decisions will be based on and affected by a number of factors, including the operating results and financial requirements of the Holding Company and the impact of regulatory restrictions. See "Management s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.

	Common Stock Price	
2001	High	Low
First quarter	$34.88	$26.05
Second quarter	$32.38	$28.50
Third quarter	$31.88	$25.20
Fourth quarter	$31.68	$25.65

	Common Stock Price	
2000	High	Low
First quarter*	N/A	N/A
Second quarter**	$21.31	$15.13
Third quarter	$27.19	$19.81
Fourth quarter	$36.50	$23.75

* MetLife, Inc. was not a publicly traded company during the first quarter of 2000.

** MetLife, Inc. became a publicly traded company on April 5, 2000.

As of March 1, 2002, there were approximately 8.3 million beneficial shareholders of MetLife, Inc.

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